UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-36367

OUTFRONT Media Inc.

(*Exact name of registrant as specified in its charter*)

Maryland	**46-4494703**
(*State or other jurisdiction of incorporation or organization*)	(*I.R.S. Employer Identification No.*)

405 Lexington Avenue, 17th Floor

New York, NY	**10174**
(*Address of principal executive offices*)	(*Zip Code*)

(212) 297-6400

(*Registrant's telephone number, including area code*)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01, par value	**OUT**	**New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act:

None

(*Title of class*)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $2.8 billion based upon the closing price reported for such date on the New York Stock Exchange.

As of February 22, 2023, the number of shares outstanding of the registrant's common stock was 164,980,667.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2022.

OUTFRONT Media Inc.
Table of Contents

Cautionary Statement Regarding Forward-Looking Statements	4
PART I	
Item 1. Business	6
Item 1A. Risk Factors	18
Item 1B. Unresolved Staff Comments	32
Item 2. Properties	33
Item 3. Legal Proceedings	33
Item 4. Mine Safety Disclosures	33
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	34
Item 6. [Reserved]	36
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	37
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	59
Item 8. Financial Statements and Supplementary Data	61
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	100
Item 9A. Controls and Procedures	100
Item 9B. Other Information	100
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.	100
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	101
Item 11. Executive Compensation	101
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	101
Item 13. Certain Relationship and Related Transactions, and Director Independence	101
Item 14. Principal Accounting Fees and Services	101
PART IV	
Item 15. Exhibits, Financial Statement Schedules	101
Item 16. Form 10-K Summary	105
Exhibit Index	106
SIGNATURES	110

Except as otherwise indicated or unless the context otherwise requires, all references in this Annual Report on Form 10-K to (i) "OUTFRONT Media," "the Company," "we," "our," "us" and "our company" mean OUTFRONT Media Inc., a Maryland corporation, and unless the context requires otherwise, its consolidated subsidiaries, and (ii) the "25 largest markets in the U.S.," "150 markets in the U.S. and Canada" and "Nielsen Designated Market Areas" are based, in whole or in part, on Nielsen Media Research's 2023 Designated Market Area rankings.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 10-K that are forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "could," "would," "may," "might," "will," "should," "seeks," "likely," "intends," "plans," "projects," "predicts," "estimates," "forecast" or "anticipates" or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions related to our capital resources, portfolio performance and results of operations.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and may not be able to be realized. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- Declines in advertising and general economic conditions, including the current heightened levels of inflation;
- The severity and duration of pandemics, and the impact on our business, financial condition and results of operations;
- Competition;
- Government regulation;
- Our ability to implement our digital display platform and deploy digital advertising displays to our transit franchise partners;
- Losses and costs resulting from recalls and product liability, warranty and intellectual property claims;
- Our ability to obtain and renew key municipal contracts on favorable terms;
- Taxes, fees and registration requirements;
- Decreased government compensation for the removal of lawful billboards;
- Content-based restrictions on outdoor advertising;
- Seasonal variations;
- Acquisitions and other strategic transactions that we may pursue could have a negative effect on our results of operations;
- Dependence on our management team and other key employees;
- Diverse risks in our Canadian business;
- Experiencing a cybersecurity incident;
- Changes in regulations and consumer concerns regarding privacy, information security and data, or any failure or perceived failure to comply with these regulations or our internal policies;
- Asset impairment charges for our long-lived assets and goodwill;
- Environmental, health and safety laws and regulations;
- Expectations relating to environmental, social and governance considerations;
- Our substantial indebtedness;
- Restrictions in the agreements governing our indebtedness;
- Incurrence of additional debt;
- Interest rate risk exposure from our variable-rate indebtedness;
- Our ability to generate cash to service our indebtedness;
- Cash available for distributions;
- Hedging transactions;
- The ability of our board of directors to cause us to issue additional shares of stock without common stockholder approval;
- Certain provisions of Maryland law may limit the ability of a third party to acquire control of us;
- Our rights and the rights of our stockholders to take action against our directors and officers are limited;
- Our failure to remain qualified to be taxed as a real estate investment trust ("REIT");
- REIT distribution requirements;
- Availability of external sources of capital;
- We may face other tax liabilities even if we remain qualified to be taxed as a REIT;
- Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive investments or business opportunities;

- Our ability to contribute certain contracts to a taxable REIT subsidiary ("TRS");
- Our planned use of TRSs may cause us to fail to remain qualified to be taxed as a REIT;
- REIT ownership limits;
- Complying with REIT requirements may limit our ability to hedge effectively;
- Failure to meet the REIT income tests as a result of receiving non-qualifying income;
- The Internal Revenue Service (the "IRS") may deem the gains from sales of our outdoor advertising assets to be subject to a 100% prohibited transaction tax; and
- Establishing operating partnerships as part of our REIT structure.

While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. All forward-looking statements in this Annual Report on Form 10-K apply as of the date of this report or as of the date they were made and, except as required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see "Item 1A. Risk Factors" in this Annual Report on Form 10-K. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

PART I

Item 1. Business.

Overview

OUTFRONT Media is a real estate investment trust ("REIT"), which provides advertising space ("displays") on out-of-home advertising structures and sites in the United States (the "U.S.") and Canada. We are one of the largest providers of advertising space on out-of-home advertising structures and sites across the U.S. and Canada. Our inventory consists of billboard displays, which are primarily located on the most heavily traveled highways and roadways in top Nielsen Designated Market Areas ("DMAs"), and transit advertising displays operated under exclusive multi-year contracts with municipalities in large cities across the U.S. and Canada. In total, we have displays in all of the 25 largest markets in the U.S. and approximately 150 markets in the U.S. and Canada. Our top market, high profile location focused portfolio includes sites in and around both Grand Central Station and Times Square in New York, various locations along Sunset Boulevard in Los Angeles, and the Bay Bridge in San Francisco. The breadth and depth of our portfolio provides our customers with a range of options to address their marketing objectives, from national, brand-building campaigns to hyper-local campaigns that drive customers to the advertiser's website or retail location "one mile down the road."

In addition to providing location-based displays, we also focus on delivering mass and targeted audiences to our customers. Geopath, the out-of-home advertising industry's audience measurement system, enables us to build campaigns based on the size and demographic composition of audiences. As part of our technology platform, we are developing solutions for enhanced demographic and location targeting, and engaging ways to connect with consumers on-the-go.

We believe out-of-home continues to be an attractive form of advertising, as our displays are always viewable and cannot be turned off, skipped, blocked or fast-forwarded. Further, out-of-home advertising can be an effective "stand-alone" medium, as well as an integral part of a campaign to reach audiences using multiple forms of media, including television, radio, print, online, mobile and social media advertising platforms. We provide our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, consumer insights, print production, creative services and post-campaign tracking and analytics.

We generally (i) own the physical billboard structures on which we display advertising copy for our customers, (ii) hold the legal permits to display advertising thereon and (iii) lease the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. We estimate that approximately 75% of our billboard structures in the U.S. are "legal nonconforming" billboards, meaning they were legally constructed under laws in effect at the time they were built and remain legal to operate, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. We have a highly diversified portfolio of advertising sites. As of December 31, 2022, we had approximately 20,200 lease agreements with approximately 18,100 different landlords in the U.S. A substantial proportion of these lease agreements allow us to abate rent and/or terminate the lease agreement in certain circumstances, which may include where the structure is obstructed, where there is a change in traffic flow and/or where the advertising value of the sign structure is otherwise impaired, providing us with flexibility in renegotiating the terms of our leases with landlords in those circumstances.

We currently manage our operations through two operating segments—U.S. Billboard and Transit, which is included in our *U.S. Media* reportable segment, and International. International does not meet the criteria to be a reportable segment and accordingly, is included in *Other* (see Item 8., Note 19. *Segment Information* to the Consolidated Financial Statements).

History

Our corporate history can be traced back to companies that helped to pioneer the growth of out-of-home advertising in the U.S., such as Outdoor Systems, Inc., 3M National, Gannett Outdoor and TDI Worldwide Inc. In 1996, a predecessor of CBS Corporation ("CBS") acquired TDI Worldwide Inc., which specialized in transit advertising. Three years later, a predecessor of CBS acquired Outdoor Systems, Inc., which represented the consolidation of the outdoor advertising assets of large national operators such as 3M National, Gannett Outdoor (and its Canadian assets held in the name Mediacom) and many local operators in North America.

On April 2, 2014, the Company completed an initial public offering (the "IPO") of its common stock under the name "CBS Outdoor Americas Inc." On July 16, 2014, CBS completed a registered offer to exchange 97,000,000 shares of our common stock that were owned by CBS for outstanding shares of CBS Class B common stock ("the Exchange Offer"). In connection with the Exchange Offer, CBS disposed of all of its shares of our common stock and as of July 16, 2014, we were separated from CBS (the "Separation") and were no longer a subsidiary of CBS. On July 16, 2014, in connection with the Separation, we ceased to be a member of the CBS consolidated tax group, and on July 17, 2014, we began operating as a REIT for U.S. federal income tax purposes.

On October 1, 2014, we completed the acquisition of certain outdoor advertising businesses of Van Wagner Communications, LLC, for a total purchase price of approximately $690.0 million in cash, plus working capital adjustments.

On November 20, 2014, the Company changed its legal name to "OUTFRONT Media Inc." and its common stock began trading on the New York Stock Exchange under the ticker symbol "OUT."

Acquisition and Disposition Activity

We regularly evaluate potential acquisitions, ranging from small transactions to larger acquisitions.

For additional information regarding our acquisition and disposition activity, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Item 8. Financial Statements and Supplementary Data."

Tax Status

Our qualification to be taxed as a REIT is dependent on our ability to meet various complex requirements under the Internal Revenue Code of 1986, as amended (the "Code"), related to, among other things, the sources of our gross income, the composition and values of our assets and the diversity of ownership of our shares. See "Item 1A. Risk Factors—Risks Related to Our Corporate and REIT Structure." As long as we remain qualified to be taxed as a REIT, we generally will not be subject to U.S. federal income tax on REIT taxable income that we distribute to stockholders. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. This distribution requirement may be satisfied by making distributions to our common stockholders, our preferred stockholders (including holders of Series A Preferred Stock, as defined and described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources— Equity—Series A Preferred Stock Issuance") or a combination of our stockholders. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined with the above modifications, we will be subject to U.S. federal income tax on our undistributed net taxable income. In addition, we will be subject to a nondeductible 4% excise tax if the amount that we actually distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

We believe we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our manner of operation will enable us to continue to meet those requirements. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and will be precluded from re-electing REIT status for the subsequent four taxable years. Despite our status as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income or property and the income of our TRSs will be subject to taxation at regular corporate rates.

Growth Strategy

Continue Increasing the Number of Digital Displays in our Portfolio. Increasing the number of digital displays in prime audience locations is an important element of our organic growth strategy, as digital displays have the potential to attract additional business from both new and existing customers. We believe digital displays are attractive to our customers because they allow for the development of richer and more visually engaging messages, provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns, and eliminate or greatly reduce print production and installation costs. In addition, digital displays enable us to run multiple advertisements on each display. Digital billboard displays generate approximately four times more revenue per display on average than traditional static billboard displays. Digital billboard displays also incur, on average, approximately two to four times more costs, including higher variable costs associated with the increase in revenue than traditional static billboard displays. As a result, digital billboard displays generate higher profits and cash flows than traditional static billboard displays. We have deployed state-of-the-art digital transit displays in connection with several transit franchises we operate and we expect to continue these deployments over the coming years. Generally, we expect to generate higher revenue over time on digital transit displays since digital transit displays allow us to sell each display to multiple advertisers within a relatively shorter period of time and provide customers with more visually engaging advertising content. We intend to incur significant equipment deployment costs and capital expenditures in the coming years to continue increasing the number of digital displays in our portfolio. See "—Renovation, Improvement and Development."

Drive Enhanced Revenue Management. We focus heavily on inventory management and advertising rate to improve average revenue per display (yield) over time across our portfolio of advertising structures and sites. By carefully managing our pricing on a market-by-market and display-by-display basis, we aim to improve profitability. We believe that closely monitoring pricing and improving pricing discipline will provide strong potential revenue enhancement. We also explore alternative uses of our billboard locations as they arise to drive site profitability, including wireless attachment placement opportunities on our leased and owned assets.

Consider Selected Acquisition Opportunities. As part of our growth strategy, we frequently evaluate strategic opportunities to acquire new businesses and assets. Consistent with this strategy, we regularly evaluate potential acquisitions, ranging from small transactions to larger acquisitions. See "—Acquisition and Disposition Activity." There can be no assurances that any transactions currently being evaluated will be consummated or, if consummated, that such transactions would prove beneficial to us. Further, our national footprint in the U.S. and significant presence in Canada provide us with an attractive platform on which to add additional advertising structures and sites. Our scale gives us advantages in driving additional revenues and reducing operating costs from acquired billboards. We believe that there is significant opportunity for additional industry consolidation, and we will evaluate opportunities to acquire additional out-of-home advertising businesses and structures and sites on a case-by-case basis.

Continued Adoption & Refinement of Audience Measurement Systems; Utilization of Data/Analytics. We believe the refinement of the out-of-home advertising industry's audience measurement system, Geopath, and alternative measurement systems, including our proprietary smartSCOUT system, will enhance the value of the out-of-home medium by providing customers with improved audience measurement and the ability to target by demographic characteristics. New refinements and new providers, as well as the inclusion of transit metrics, will make measurement options more robust. As part of our technology platform, we are developing solutions for enhanced demographic and location targeting. We have also added attribution solutions for advertisers looking to measure specific key performance indicators. By providing a consistent and standardized audience measurement metric and overlaying increasingly available and reliable third-party data and attribution, we are able to help advertisers target increasingly mobile audiences with effective media plans in the out-of-home environment for both static and digital displays. Further, we believe the use of programmatic and direct sale advertising platform technologies in the out-of-home advertising industry will increase, which will present a revenue growth opportunity for us. Programmatic and direct sale advertising platforms allow out-of-home advertising companies to lease displays to customers at competitive rates through an online bidding process or through a direct sale process, and we continue to seek strategic opportunities to increase our participation in these platforms.

Our Portfolio of Outdoor Advertising Structures and Sites

Diversification by Customer

For the year ended December 31, 2022, no individual customer represented more than 3% of *U.S. Media* segment revenues. Therefore, we do not consider detailed information about any individual customer to be meaningful.

Diversification by Industry

The following table sets forth information regarding the diversification of *U.S. Media* segment revenues earned among different industries for 2022, 2021 and 2020. For 2022, as a result of our diverse base of customers in the U.S., no single industry contributed more than 20% of our *U.S. Media* segment revenues.

We have updated the presentation of our industry reporting and certain reclassifications of prior year data have been made to conform to the current period's presentation.

Industry	Percentage of Total U.S. Media Segment Revenues for the Year Ended December 31,		
	2022	2021	2020
Entertainment	20 %	19 %	17 %
Retail	11	10	9
Health/Medical	10	10	10
Technology	7	6	6
Miscellaneous Service Providers	5	6	5
Legal Services/Lawyers	5	5	5
Restaurants	5	5	5
Financial	4	4	4
Automotive	4	4	4
Alcohol	3	4	4
Consumer Packaged Goods	3	3	4
Government/Political	3	4	4
Education	3	3	3
Utilities	3	3	3
Real Estate	3	2	3
Travel	3	2	3
Insurance	2	3	4
Other[a]	6	7	7
Total	100 %	100 %	100 %

(a)   No single industry in "Other" individually represents more than 2% of total revenues.

Diversification by Geography

Our advertising structures and sites are geographically diversified across 34 states, Washington D.C. and Canada. The following table sets forth information regarding the geographic diversification of our advertising structures and sites, which are listed in order of contributions to total revenue.

Location (Metropolitan Area)	Percentage of Total Revenues for the Year Ended December 31, 2022			Number of Displays as of December 31, 2022[a]			
	Billboard	Transit and Other	Total	Billboard Displays	Transit and Other Displays	Total Displays	Percentage of Total Displays
New York, NY	10 %	52 %	19 %	566	261,131	261,697	52 %
Los Angeles, CA	16	11	15	4,404	39,246	43,650	9
Miami, FL	6	7	6	939	20,578	21,517	4
State of New Jersey	5	<1	4	3,533	—	3,533	<1
San Francisco, CA	4	3	3	1,075	21,146	22,221	4
Houston, TX	4	1	3	1,079	188	1,267	<1
Chicago, IL	4	<1	3	1,086	123	1,209	<1
Tampa, FL	3	—	3	1,386	—	1,386	<1
Detroit, MI	3	1	3	1,837	6,128	7,965	2
Atlanta, GA	3	2	3	1,933	775	2,708	<1
Boston, MA	2	6	3	249	36,316	36,565	7
Dallas, TX	3	1	2	708	516	1,224	<1
Phoenix, AZ	2	1	2	1,365	1,359	2,724	<1
Orlando, FL	2	—	2	1,238	—	1,238	<1
Washington D.C.	<1	8	2	19	47,099	47,118	9
All other United States[b]	28	1	22	19,578	18,669	38,247	8
Other	—	2	—	—	—	—	—
Total United States	95	96	95	40,995	453,274	494,269	98
Canada	5	4	5	4,729	4,596	9,325	2
Total	100 %	100 %	100 %	45,724	457,870	503,594	100 %
Total revenues (in millions)	$1,384.7	$ 387.4	$1,772.1				

(a) All displays, including those reserved for transit agency use.
(b) No single location (metropolitan area) in "All other United States" individually represents more than 2% of total revenues.

The New York and Los Angeles metropolitan areas contributed 49% and 12%, respectively, of total transit and other revenues in 2021 and 40% and 10%, respectively, of total transit and other revenues in 2020. Los Angeles contributed 15% of total billboard revenues in each of 2021 and 2020. New York contributed 8% of total billboard revenues in each of 2021 and 2020. For additional information regarding revenues for our billboard displays and transit and other displays by segment, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

Renovation, Improvement and Development

The following table sets forth information regarding our digital displays.

Location	Digital Revenues (in millions) for the Year Ended			Number of Digital Displays[a] as of		
	Digital Billboard	Digital Transit and Other	Total Digital Revenues	Digital Billboard Displays	Digital Transit and Other Displays	Total Digital Displays
December 31, 2022:						
United States	$ 368.5	$ 137.1	$ 505.6	1,702	15,998	17,700
Canada	32.3	2.0	34.3	268	78	346
Total	$ 400.8	$ 139.1	$ 539.9	1,970	16,076	18,046
December 31, 2021:						
United States	$ 280.5	$ 80.3	$ 360.8	1,401	12,610	14,011
Canada	27.6	1.0	28.6	237	120	357
Total	$ 308.1	$ 81.3	$ 389.4	1,638	12,730	14,368
December 31, 2020:						
United States	$ 195.5	$ 53.9	$ 249.4	1,228	8,920	10,148
Canada	19.8	0.1	19.9	222	95	317
Total	$ 215.3	$ 54.0	$ 269.3	1,450	9,015	10,465

(a) Digital display amounts include 4,374 displays reserved for transit agency use in 2022, 3,795 in 2021 and 3,144 in 2020. Our number of digital displays is impacted by acquisitions, dispositions, management agreements, the net effect of new and lost billboards, and the net effect of won and lost franchises in the period.

Most of our non-maintenance capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital, the building of new digital displays and the enhancement of our billboard structures to enable us to charge premium rates. We have deployed state-of-the-art digital transit displays in connection with several transit franchises we operate and we expect to continue these deployments over the coming years. We intend to incur significant equipment deployment costs and capital expenditures in coming years to continue increasing the number of digital displays in our portfolio. See "—Growth Strategy."

We built or converted 110 digital billboard displays in the U.S. and 9 in Canada in 2022, compared to 77 digital billboard displays in the U.S. and 10 in Canada in 2021, and 60 digital billboard displays in the U.S. and 3 in Canada in 2020. Additionally, we entered into marketing arrangements to sell advertising on 85 third-party digital billboard displays in the U.S. in 2022, compared to 35 third-party digital billboard displays in the U.S. and 4 in Canada in 2021, and 31 third-party billboard displays in each of the U.S. and Canada in 2020.

We built, converted or replaced 3,410 digital transit and other displays in the U.S. in 2022, and 3,778 digital transit and other displays in the U.S. and 15 in Canada in 2021. Our total number of digital displays is impacted by acquisitions, dispositions, management agreements and the net effect of new and lost billboards and the net effect of won and lost franchises.

Further, as a result of the COVID-19 pandemic, in 2020 and 2021, we reduced our digital billboard display conversions and temporarily suspended or delayed our deployment of certain digital transit displays. As of December 31, 2022, our average initial investment required for a digital billboard display is approximately $250,000.

We routinely invest capital in the maintenance and repair of our billboard and transit structures. This includes safety initiatives and replaced displays, as well as new billboard components such as panels, sections, catwalks, lighting and ladders. Our maintenance capital expenditures were $25.5 million in 2022, $25.3 million in 2021 and $17.8 million in 2020. Maintenance capital expenditures also include spending on software and technology.

In the opinion of management, our outdoor advertising sites and structures are adequately covered by insurance.

Contract Expirations

We derive revenues primarily from providing advertising space to customers on our advertising structures and sites. Our contracts with customers generally cover periods ranging from four weeks to one year and are generally billed every four weeks. Since contract terms are short-term in nature, revenues by year of contract expiration are not considered meaningful.

Our transit businesses require us to periodically obtain and renew contracts with municipalities and other governmental entities. All of these contracts have fixed terms, are typically terminable for convenience at the option of the governmental entity (other than with respect to the New York Metropolitan Transportation Authority (the "MTA")), and generally provide for payments to the governmental entity based on a percentage of the revenues generated under the contract and/or a guaranteed minimum annual payment, and some may require us to incur capital expenditures. When these contracts expire, we generally must participate in highly competitive bidding processes in order to obtain or renew contracts. For further information about municipal transit contracts, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

For information about the property lease contracts relating to our advertising structures and sites, see "Item 2. Properties."

Competition

The outdoor advertising industry is fragmented, consisting of several companies operating on a national basis, including our company, Lamar, Clear Channel Outdoor, JCDecaux and Intersection, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local geographic markets. We compete with these companies for both customers and structure and display locations. We also compete with other media, including online, mobile and social media advertising platforms and traditional advertising platforms (such as television, radio, print and direct mail marketers). In addition, we compete with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including average cost per thousand impressions or "CPMs", particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its ability to reach specific markets, geographic areas and/or demographics and its relative cost efficiency.

Seasonality

Our revenues and profits may fluctuate due to seasonal advertising patterns and influences on advertising markets. Typically, our revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers adjust on spending following the holiday shopping season. Our revenues and profits may also fluctuate due to external events beyond our control.

Human Capital

We believe we can enhance stockholder value by conducting our business in a sustainable way that considers the long-term interests of all our stakeholders, including our employees. We aim to create a workplace where employees feel engaged, rewarded and empowered. Culture plays an important role in the way we conduct business and attract talent and, as such, we actively promote a culture of collaboration, creativity, inclusivity and ownership throughout the employee experience.

Our People

As of December 31, 2022, we had 2,375 employees, of which 877 were sales and sales-related personnel in the U.S. and 88 were Canadian sales and sales-related personnel. As of December 31, 2022, 2,357, or 99%, of our employees were full-time employees and 18, or 1%, were part-time employees. Some of these employees are represented by labor unions and are subject to collective bargaining agreements.

Hiring, developing and retaining employees is important to our business. As our business grows, we place a priority on helping our employees build both their skills and careers. We provide regular and ongoing employee development and training, through among other things, our annual performance review process, and employee trainings in consultative selling, technology, safety, compliance, management and leadership skills. We also recognize the efforts of our employees with a variety of equity, cash and non-cash awards, such as our annual OUTShine! awards, our OUTpace awards and our President's Club trips.

We continually monitor our employee turnover rates. In 2022, we experienced lower total employee turnover of 14% compared to 15% in 2021 and 26% in 2020. Employee turnover in 2020 was primarily due to actions taken in that year to reduce our expenses in response to the impact of the COVID-19 pandemic, including, among other things, workforce reductions. The reduction in employee turnover in 2021 was partially offset by an increase in voluntary turnover. Voluntary turnover decreased in 2022 compared to 2021. We believe that our culture, competitive compensation and development opportunities have contributed to the low turnover at the Company.

Diversity, Equity and Inclusion

We are committed to promoting a diverse and inclusive working environment. We believe that in order to effectively connect diverse audiences across markets, we need a workforce that reflects the diversity of the communities we represent and in which we operate. One of our basic principles is treating everyone with dignity and respect, and we believe it is our responsibility to respect all cultures, backgrounds, ethnicities, genders and sexual orientations. Our diversity, equity and inclusion program is led by an advisory council and the Company's co-Chief Diversity Officers as well as our Chief Human Resources Officer, and is charged with providing programs that focus on the value of diversity, equity and inclusion to the Company's culture, including employee resource groups, diversity and inclusion training and events, presentations by keynote speakers, and internship programs, all of which support women, people of color and members of the LGBTQ+ community.

Compensation, Benefits, Health and Safety

We provide an attractive compensation and benefits package to attract and retain key talent and support our employees' health, well-being and overall development, including competitive salaries and wages, healthcare and insurance benefits, a 401(k) program, paid time off including for parental leave and volunteer activities, education assistance, and a broad-based equity program to foster a sense of ownership among the majority of our full-time employees.

We take the health and safety of our employees very seriously. That is why we have adopted a preventive culture and follow and enforce a strict set of safety guidelines and training processes under the supervision of our Vice President of Operations Effectiveness and Safety. Our comprehensive training program is another essential aspect to promoting the safety of our employees. We require all our field operations team members to participate in an extensive training process and we reinforce these trainings throughout the year. In 2022, we did not suffer any significant employee accidents or injuries and continue to strictly manage our corporate health and safety programs to ensure compliance. In 2022, we also introduced telematics in all of our vehicles to help maintain the safety of our personnel.

In addition, throughout the COVID-19 pandemic, we prioritized the health and safety of our employees by, among other things, (i) utilizing a secure remote workforce as needed for personnel other than operations personnel who service our displays and certain other personnel, (ii) implementing deep cleaning, social distancing and other protective policies and practices in accordance with federal, state and local regulations and guidance across all offices and facilities, and (iii) communicating frequently with our employees and customers to address any concerns and updates to our policies.

Regulation

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the U.S. and Canada. These regulations have a significant impact on the outdoor advertising industry and our business. The descriptions that follow are summaries and should be read in conjunction with the texts of the regulations described herein, which are subject to change. The descriptions do not purport to describe all present and proposed regulations affecting our businesses.

In the U.S., the federal Highway Beautification Act of 1965 (the "HBA") establishes a framework for the regulation of outdoor advertising on primary and interstate highways built with federal financial assistance. As a condition to federal highway assistance, the HBA requires states to restrict billboards on such highways to commercial and industrial areas, and imposes certain size, spacing and other requirements associated with the installation and operation of billboards. The HBA also requires the development of state standards, promotes the expeditious removal of illegal signs and requires just compensation for takings, on affected roadways. These state restrictions and standards, or their local and municipal counterparts, as described below, may be modified, replaced or invalidated over time in response to third party legal challenges or otherwise, which could affect prevailing competitive conditions in our markets in a variety of ways and/or have an adverse effect on our business, financial condition and results of operations. See "Item 1A. Risk Factors—Risks Related to Our Business and Operations— Government regulation of outdoor advertising, including any changes to such regulation, may restrict our outdoor advertising operations and our ability to increase the number of advertising displays in our portfolio."

Municipal and county governments generally also have sign controls as part of their zoning laws and building codes, and many have adopted standards more restrictive than the federal requirements. Some state and local government regulations prohibit construction of new billboards and some allow new construction only to replace existing structures. Other laws and regulations throughout the U.S. and Canada limit or prohibit the ability to modify, relocate, rebuild, replace, repair, maintain and upgrade advertising structures, particularly those structures that are "legal nonconforming" (i.e., that conformed with applicable regulations when built but which no longer conform to current regulations), and impose restrictions on the construction, repair, maintenance, lighting, operation, upgrading, height, size, spacing and location of outdoor structures generally and/or on the surrounding land and vegetation, as well as on the use of new technologies such as digital signs. In addition, from time to time, third parties or local governments commence proceedings in which they assert that we own or operate structures that are not properly permitted or otherwise in strict compliance with applicable law.

Governmental regulation of advertising displays also limits our installation of additional advertising displays, restricts advertising displays to governmentally controlled sites or permits the installation of advertising displays in a manner that could benefit our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations.

Although state and local government authorities from time to time use the power of eminent domain to remove billboards, U.S. law requires payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations, although the methodology used to determine such compensation varies by jurisdiction. Some local governments in the U.S. and Canada have attempted to force the removal of billboards after a period of years under a concept called amortization. Under this concept the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. In Canada, billboards may be expropriated for public purposes with compensation (or relocation) determined on a case-by-case basis. Thus far, we have generally been able to obtain satisfactory compensation for our billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future.

A number of federal, state and local governments in the U.S. and Canada have implemented, or introduced legislation to impose, taxes (including taxes on revenues from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenues, or both. Several jurisdictions have already imposed taxes based on a percentage of our outdoor advertising revenue in those jurisdictions. In addition, some jurisdictions have taxed our personal property and leasehold interests in outdoor advertising locations using various other valuation methodologies. We expect the U.S. and Canada to continue to try to impose such laws as a way of increasing their revenue and restricting outdoor advertising.

Further, certain laws and regulations may affect prevailing competitive conditions in our markets in a variety of ways, including reducing our expansion opportunities, or increasing or reducing competitive pressure on us from other members of the outdoor advertising industry and/or other parties who wish to engage in outdoor advertising. No assurance can be given that existing or future laws or regulations, and the enforcement thereof, will not materially and adversely affect the outdoor advertising industry. See "Item 1A. Risk Factors—Risks Related to Our Business and Operations—Taxes, fees and registration requirements may reduce our profits or expansion opportunities." However, we contest laws and regulations that we believe unlawfully restrict our constitutional or other legal rights and may adversely impact the growth of our outdoor advertising business.

Restrictions on outdoor advertising of certain products, services and content are or may be imposed by federal, state and local laws and regulations, as well as contracts with municipalities and transit franchise partners. For example, certain classes and types of tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which we currently do business.

As the owner or operator of various real properties and facilities, we must comply with various federal, state and local environmental, health and safety laws and regulations in the U.S. and Canada. We and our properties are subject to such laws and regulations related to the use, storage, disposal, emission and release of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, we have not incurred significant expenditures to comply with these laws.

We intend to expand the deployment of digital billboards that display digital advertising copy from various advertisers that change up to several times per minute. We have encountered some existing regulations in the U.S. and Canada that restrict or prohibit these types of digital displays. Furthermore, as digital advertising displays are introduced into the market on a large scale, existing regulations that currently do not apply to digital advertising displays by their terms could be revised to impose specific restrictions on digital advertising displays due to alleged concerns over, among other things, aesthetics or driver safety.

We are subject to numerous federal, state, local and foreign laws, rules and regulations as well as industry standards and regulations regarding privacy, information security, data and consumer protection (including with respect to personally identifiable information), among other things. Many of these laws and industry standards and regulations are still evolving and changes in the nature of the data that we collect, purchase and utilize, and the ways that data is permitted to be collected, stored, used and/or shared may negatively impact the way that we are able to conduct business, particularly our digital display platform. Additionally, no cybersecurity measures are impenetrable, and if a cybersecurity incident occurs, we could lose competitively sensitive proprietary business information, disclose personally identifiable information, and/or suffer disruptions to our business operations, particularly our digital advertising displays, which could result in, among other things, regulatory investigations, legal proceedings and/or remedial actions relating to our cybersecurity measures. See "Item 1A. Risk Factors— Risks Related to Our Business and Operations—Changes in regulations and consumer concerns regarding privacy, information security and data, or any failure or perceived failure to comply with these regulations or our internal policies, could negatively impact our business" and "Item 1A. Risk Factors—Risks Related to Our Business and Operations—If we experience a cybersecurity incident, we may suffer reputational harm and significant legal and financial exposure."

Policies with Respect to Certain Activities

The following is a discussion of certain of our investment, financing and other policies. We intend to conduct our business in a manner such that we are not treated as an "investment company" under the Investment Company Act of 1940, as amended. In addition, we intend to conduct our business in a manner that is consistent with maintaining our qualification to be taxed as a REIT. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate. Our investment objective is to maximize after-tax cash flow. We intend to achieve this objective by developing our existing advertising structures and sites, including through the digital modernization of such advertising structures and sites, and by building and acquiring new advertising structures and sites. We currently intend to invest in advertising structures and sites located primarily in major metropolitan areas. Future development or investment activities will not be limited to any specific percentage of our assets or to any geographic area or type of advertising structure or site. While we may diversify in terms of location, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. In addition, we may purchase or lease properties for long-term investment, improve the properties we presently own or other acquired properties, or lease such properties, in whole or in part, when circumstances warrant.

We may enter into multi-year contracts with municipalities and transit operators for the right to display advertising copy on the interior and exterior of rail and subway cars, buses, benches, trams, trains, transit shelters, street kiosks and transit platforms. In addition, we may participate with third parties in property ownership through joint ventures or other types of co-ownership.

Investments in acquired advertising structures and sites, directly or in connection with joint ventures, may be subject to existing mortgage financing and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these properties. We do not currently have any restrictions on the number or amount of mortgages that may be placed on any one advertising site or structure. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. We have and may in the future invest in securities or interests of other issuers, including REITs and entities engaged in real estate activities, directly or in connection with joint ventures or in connection with other strategic transactions. We have not and do not currently anticipate investing in securities of other issuers for the purpose of exercising control over such entities, acquiring any investments primarily for sale in the ordinary course of business, or holding any investments with a view to making short-term gains from their sale, but we may engage in these activities in the future. Since we must comply with various requirements under the Code in order to maintain our qualification to be taxed as a REIT, including restrictions on the types of assets we may hold, the sources of our income and accumulation of earnings and profits, our ability to engage in certain investments and acquisitions, such as acquisitions of C corporations, may be limited.

Investments in Other Securities. We may in the future invest in additional securities such as non-corporate bonds. We have no present intention to make any such investments, except for investments in cash equivalents in the ordinary course of business. Future investment activities in additional securities will not be limited to any specific percentage of our assets or to any specific type of securities or industry group.

Acquisitions and Dispositions. From time to time in the ordinary course of business, we have both acquired and disposed of advertising structures and sites in order to optimize our portfolio, and we intend to continue to do so in the future. See "— Acquisition and Disposition Activity" and "—Growth Strategy."

Investments in Real Estate Mortgages. We have not invested in, nor do we have any present intention to invest in, real estate mortgages, although we are not prohibited from doing so.

Financing and Leverage Policy

We may, when appropriate, employ leverage and use debt as a means to finance growth in our business, refinance existing debt, to provide additional funds to distribute to stockholders, and/or for corporate purposes. The Company, along with Outfront Media Capital LLC ("Finance LLC") and Outfront Media Capital Corporation ("Finance Corp." and together with Finance LLC, the "Borrowers") and other guarantor subsidiaries party thereto, are parties to a credit agreement, dated as of January 31, 2014 (as amended, supplemented or otherwise modified, the "Credit Agreement"), pursuant to which the Borrowers may borrow funds under a $500.0 million revolving credit facility, which matures in 2024 (the "Revolving Credit Facility") and have incurred outstanding indebtedness of $600.0 million under a term loan due in 2026 (the "Term Loan," together with the Revolving Credit Facility, the "Senior Credit Facilities"). Since 2014, the Borrowers have also been parties to agreements governing our standalone letter of credit facilities. As of December 31, 2022, we had issued letters of credit totaling approximately $75.8 million under our aggregate $81.0 million standalone letter of credit facilities. Additionally, since 2014, the Borrowers have issued senior unsecured notes in several private placement transactions and redeemed certain of these senior unsecured notes. As of December 31, 2022, of the senior unsecured notes issued by the Borrowers, $400.0 million aggregate principal amount of 6.250% Senior Unsecured Notes due 2025 (the "2025 Notes"), $650.0 million aggregate principal amount of 5.000% Senior Unsecured Notes due 2027 (the "2027 Notes"), $500.0 million aggregate principal amount of 4.250% Senior Unsecured Notes due 2029 (the "2029 Notes") and $500.0 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2030 (the "2030 Notes" and collectively with the 2025 Notes, 2027 Notes and 2029 Notes, the "Notes") remain outstanding. In addition, as of December 31, 2022, we have a $150.0 million revolving accounts receivable securitization facility (the "AR Facility"), which terminates in 2025, unless further extended. We have, and from time to time we may, draw funds from the Revolving Credit Facility and/or the AR Facility or other credit facilities that we may establish for specific or general corporate purposes, subject to borrowing capacities available under these facilities. For more information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

The Company's Charter (our "charter") and the Company's Amended and Restated Bylaws (our "bylaws") do not limit the amount or percentage of indebtedness that we may incur, nor have we adopted any policies addressing this. The Credit Agreement, the agreements governing the AR Facility and the indentures governing the Notes contain, and any future debt agreements may contain, covenants that place restrictions on us and our subsidiaries. Our board of directors may limit our debt incurrence to be more restrictive than our debt covenants allow and from time to time may modify these restrictions in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. If these restrictions are relaxed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements. See "Item 1A. Risk Factors."

Lending Policies

We do not intend to engage in significant lending activities, although we do not have a policy limiting our ability to make loans to third parties. We may consider offering purchase money financing in connection with the sale of properties. Other than loans to joint ventures in which we participate and loans to joint venture partners, which we have made, and may continue to make, we have not made any loans to third parties.

Company Securities Policies

In the future, we may issue debt securities (including senior securities), offer common stock, preferred stock, convertible securities or options to purchase common stock in exchange for property, and/or repurchase or otherwise reacquire our common stock or other securities in the open market or otherwise. Except in connection with the Notes, Class A equity interests of a subsidiary of the Company that controls its Canadian business in connection with the acquisition of outdoor advertising assets in Canada, the ATM Program and the Series A Preferred Stock (each as defined and described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources") and stock-based employee and consultant compensation, in the past four years, we have not offered or issued debt securities, common stock, preferred stock, convertible securities, options to purchase common stock or any other securities in exchange for property or any other purpose. Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our charter permits a majority of our entire board of directors to, without common stockholder approval, amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

We make available to our stockholders our Annual Report on Form 10-K, including our audited financial statements, and other required periodic reports filed with the Securities and Exchange Commission (the "SEC"). See "—Available Information."

Conflict of Interest Policies

Policies Applicable to All Directors and Officers. The Company has adopted a Code of Conduct that applies to all executive officers, employees and directors of the Company. In addition, the Company has adopted a Supplemental Code of Ethics applicable to our principal executive officer, principal financial officer and principal accounting officer and controller or persons performing similar functions. The Code of Conduct and Supplemental Code of Ethics are designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between our employees, officers and directors and us. However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts.

Interested Director and Officer Transactions. Pursuant to the Maryland General Corporation Law (the "MGCL"), a contract or other transaction between us and any of our directors or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting of the board of directors or committee of the board of directors at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof, provided that: (1) the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum; (2) the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially owned by the interested director or corporation, firm or other entity; or (3) the transaction or contract is fair and reasonable to us.

Available Information

Our website address is www.outfront.com. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file or furnish reports, proxy statements, and other information with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such reports and other information filed by the Company with the SEC are available free of charge in the Investor Relations section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of the websites referred to above are not incorporated into this filing.

Item 1A. Risk Factors.

You should carefully consider the following risks, together with all of the other information in this Annual Report on Form 10-K, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto in "Item 8. Financial Statements and Supplementary Data," before investing in the Company. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Certain statements in the following risk factors constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to Our Business and Operations

Our business is sensitive to a decline in advertising expenditures, general economic conditions and other external events beyond our control.

We derive our revenues from providing advertising space to customers on out-of-home advertising structures and sites. A decline in the economic prospects of advertisers, the economy in general or the economy of any individual geographic market or industry, particularly a market or industry in which we conduct substantial business and derive a significant portion of our revenues, such as the New York and Los Angeles metropolitan areas, and the entertainment, retail and health/medical industries, could alter current or prospective advertisers' spending priorities. See "Item 1. Business—Our Portfolio of Outdoor Advertising Structures and Sites." In addition, disasters, acts of terrorism, disease outbreaks and pandemics (such as the COVID-19 pandemic), hostilities, political uncertainty, extraordinary weather events (such as hurricanes), power outages, technological changes and shifts in market demographics and transportation patterns (including reductions in foot traffic, roadway traffic, commuting, transit ridership and overall target audiences due to remote work, safety concerns or otherwise) caused by the foregoing or otherwise, could interrupt our ability to build, deploy, and/or display advertising on, advertising structures and sites, and/or lead to a reduction in economic certainty and advertising expenditures. Any reduction in advertising expenditures could adversely affect our business, financial condition or results of operations. Further, advertising expenditure patterns may be impacted by any of these factors; for example, advertisers' expenditures may be made with less advance notice and may become difficult to forecast from period to period. We are also experiencing the economic effects of the current heightened levels of inflation on our income and expenses. Though we cannot reasonably estimate the full impact of the current heightened levels of inflation on our business, financial condition and results of operations at this time, a portion of these increases may be partially offset by increases in advertising rates on our displays and cost efficiencies. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Pandemics could materially adversely affect our business, financial condition and results of operations.

As we experienced throughout the COVID-19 pandemic, pandemics, and the related preventative measures taken to help curb infectious spread, including shutdowns and slowdowns of, and restrictions on, businesses, public gatherings, social interactions and travel (including reductions in foot traffic, roadway traffic, commuting, transit ridership and overall target audiences) may (i) delay our ability to build and deploy certain advertising structures and sites, including digital displays; (ii) reduce or curtail our customers' advertising expenditures and overall demand for our services through purchase cancellations or otherwise; (iii) increase the volatility of our customers' advertising expenditure patterns from period-to-period through short-notice purchases, purchase deferrals or otherwise; and (iv) extend delays in the collection of certain earned advertising revenues from our customers, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, pandemics could impact the global economy and our business if we (i) experience a complete or partial shutdown of our ability to operate safely and securely, (ii) lose major customers and/or key personnel, (iii) experience significant disruptions (including inflationary price increases) with respect to our manufacturers, suppliers and related logistics that may prevent us from fulfilling our contractual obligations to our counterparties, (iv) fail to satisfy our contractual obligations and/or need to seek relief from our contractual obligations that we may be unable to receive from our counterparties, (v) fail to realize the benefits of any cost savings initiatives such as suspending, deferring and/or reducing capital expenditures and other expenses, (vi) experience impairment charges, (vii) experience a cybersecurity incident, and (viii) have difficulties accessing the capital markets and/or obtaining or incurring debt financing on reasonable pricing or other terms or at all, any of which could have a material adverse effect on our business, financial condition and results of operations. See "Our business is sensitive to a decline in advertising expenditures, general economic conditions and other external events beyond our control," "—Implementing our digital display platform and the deployment of digital advertising displays to our transit franchise partners, may be more difficult, costly or time consuming than expected and the anticipated benefits may not be fully realized," and "—The terms of the agreements governing our indebtedness restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations."

The extent to which any pandemic will impact our business will depend on future developments, including the severity and duration of such pandemic and the measures taken in response to such pandemic, which are highly uncertain and cannot be predicted. Accordingly, the Company cannot reasonably estimate the full impact of any other pandemic that may occur on our business, financial condition and results of operations at this time, which may be material.

We operate in a highly competitive industry.

The outdoor advertising industry is fragmented, consisting of a few companies operating on a national basis, such as our company, Lamar, Clear Channel Outdoor, JCDecaux and Intersection, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local geographic markets. We compete with these companies for both customers and display locations. If our competitors offer advertising displays at rates below the rates we charge our customers, we could lose potential customers and could be pressured to reduce our rates below those currently charged to retain customers, which could have an adverse effect on our business, financial condition and results of operations. A majority of our display locations are leased, and a significant portion of those leases are month-to-month or have a short remaining term. If our competitors offer to lease display locations at rental rates higher than the rental rates we offer, we could lose display locations and could be pressured to increase rental rates above those we currently pay to site landlords, which could have an adverse effect on our business, financial condition and results of operations. In addition, installation of advertising displays, especially digital advertising displays, by us or our competitors at a pace that exceeds the ability of the market to derive new revenues from those displays could also have an adverse effect on our business, financial condition and results of operations.

We also compete with other media, including online, mobile and social media advertising platforms and traditional platforms (such as television, radio, print and direct mail marketers). In addition, we compete with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including the average cost per thousand impressions or "CPM," particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its relative cost efficiency and its ability to reach specific markets, geographic areas and/or demographics. If we are unable to compete on these terms, we could lose potential customers and could be pressured to reduce rates below those we currently charge to retain customers, which could have an adverse effect on our business, financial condition and results of operations.

Further, as digital advertising technology continues to develop, our competitors may be able to offer products that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and incur additional costs, become subject to additional governmental regulations, and/or expend resources in order to remain competitive. If our competitors are more successful than we are in developing digital advertising products or in attracting and retaining customers, our business, financial condition and results of operations could be adversely affected.

Government regulation of outdoor advertising, including any changes to such regulation, may restrict our outdoor advertising operations and our ability to increase the number of advertising displays in our portfolio.

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the U.S. and Canada. These regulations have a significant impact on the outdoor advertising industry and our business. See "Part I, Item 1. Business—Regulation." If there are changes in laws and regulations affecting outdoor advertising at any level of government (including by modification, replacement or invalidation in response to third party legal challenges, or otherwise), if there are changes in the enforcement of regulations or if there are allegations of noncompliance with laws or regulations that we are unable to resolve, our structures and sites could be subject to removal or modification and/or prevailing competitive conditions in our markets could be affected in a variety of ways, which could have an adverse effect on our business, financial condition and results of operations. Further, if we are unable to obtain acceptable arrangements or compensation in circumstances in which our structures and sites are subject to removal or modification, it could have an adverse effect on our business, financial condition and results of operations. In addition, governmental regulation and enforcement of advertising displays, especially digital advertising displays, may limit our ability to install new advertising displays, restrict advertising displays to governmentally controlled sites or permit the installation of advertising displays in a manner that could benefit our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations. Further, as digital advertising displays are introduced into the market on a large scale, new or revised regulations could impose specific restrictions on the installation or use of digital advertising displays.

Implementing our digital display platform and the deployment of digital advertising displays to our transit franchise partners, may be more difficult, costly or time consuming than expected and the anticipated benefits may not be fully realized.

The success of the digital display platform we are continuing to develop for our customers and the deployment of digital advertising displays to our transit franchise partners, such as the MTA, the Washington Metropolitan Area Transit Authority, the Massachusetts Bay Transportation Authority and the San Francisco Bay Area Rapid Transit District, and the realization of any anticipated benefits, will depend, in part, on our ability to execute and demonstrate the value-added capabilities of our digital display platform to our customers, and our ability to deliver and install digital displays in a timely manner to our transit franchise partners in satisfaction of our contractual obligations, including delivery and installation within complex transit infrastructures, such as the MTA. If we fail to satisfy our contractual obligations and any such failures cannot be resolved, and/ or the digital display platform and/or the digital advertising displays that we provide to our customers and transit franchise partners do not meet their expectations or are found to be defective, or if we are unable to realize the anticipated benefits of these products due to reduced market demand for these products or digital advertising generally (including as a result of reductions in transit ridership due to remote work, safety concerns or otherwise), then we may incur financial liability, which could have an adverse effect on our business, financial condition and results of operation.

Implementing our digital display platform and deploying digital advertising displays to our transit franchise partners in satisfaction of our contractual obligations requires the Company to incur significant costs, which the Company may not be able to recover from its customer sales or transit franchise partners. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Any costs currently anticipated may significantly increase if we incur cost overruns due to (i) technical difficulties; (ii) the increased costs of data, digital displays, materials and labor; (iii) suspensions or delays in installation and/or construction caused by us, our subcontractors, our transit franchise partners or due to external events beyond anyone's control or otherwise; (iv) insurance, bonding and litigation expenses; or (v) other factors beyond our control, which could have an adverse effect on our business, financial condition and results of operations, including cash flow timing and negative publicity. We may utilize third-party financing to fund these costs, which could subject the Company to additional costs, liabilities and risks. See —"Despite our substantial indebtedness level, we and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks to our financial condition described above."

Further, we rely on third parties to manufacture, transport and install digital displays, and if we are not able to engage third parties on reasonable pricing or other terms due to insufficient capacity or plant closures of a particular manufacturer, market-wide supply shortages, labor shortages, logistics disruptions, inflationary price increases or otherwise, or if the third parties that we do engage fail to meet their obligations to us, whether due to external events beyond anyone's control or otherwise, we may be unable to deploy digital advertising displays to our transit franchise partners in a timely manner or at all, and may fail to satisfy our contractual obligations, which could have an adverse effect on our business, financial condition and results of operations.

We may incur material losses and costs as a result of recalls and product liability, warranty and intellectual property claims that may be brought against us.

If any of our digital displays become subject to a recall, our customers may hold us responsible for some or all of the repair or replacement costs of these digital displays under our contractual obligations, which could have an adverse effect on our business, financial condition and results of operations, including negative publicity. In addition, we may be exposed to product liability and warranty claims in the event that our digital displays actually or allegedly fail to perform as expected, or the use of our digital displays results, or is alleged to result, in death, bodily injury, and/or property damage, which could have an adverse effect on our business, financial condition and results of operations.

Further, we face the risk of claims that we have infringed third parties' intellectual property rights with respect to our digital display platform, digital displays and/or any other new products we develop, which could be expensive and time consuming to defend, could require us to alter our digital display platform, digital displays and/or any new products, prevent us from selling advertising on and/or using our digital display platform, digital displays and/or any new products, and/or could require us to pay license, royalty or other fees to third parties in order to continue using our digital display platform, digital displays and/or any new products.

The success of our transit advertising business is dependent on obtaining and renewing key municipal contracts on favorable terms.

Our transit advertising business requires us to obtain and renew contracts with municipalities and other governmental entities. All of these contracts have fixed terms, are typically terminable for convenience at the option of the governmental entity (other than with respect to the MTA), and generally provide for payments to the governmental entity based on a percentage of the revenues generated under the contract and/or a guaranteed minimum annual payment, and some may require us to incur capital expenditures. When these contracts expire, we generally must participate in highly competitive bidding processes in order to obtain a new contract. Our inability to successfully obtain or renew these contracts on favorable economic terms or at all could have an adverse effect on our financial condition and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the loss of a key municipal contract in one location could adversely affect our ability to compete in other locations by reducing our scale and ability to offer customers multi-regional and national advertising campaigns. These factors could have an adverse effect on our business, financial condition and results of operations.

Taxes, fees and registration requirements may reduce our profits or expansion opportunities.

A number of federal, state and local governments in the U.S. and Canada have implemented or initiated taxes (including taxes on revenue from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenue, or both. For example, a tax was imposed on the outdoor advertising industry in Toronto. These laws may affect prevailing competitive conditions in our markets in a variety of ways, including reducing our expansion opportunities, or increasing or reducing competitive pressure on us from other members of the outdoor advertising industry. See—"We operate in a highly competitive industry." These efforts may continue, and, if we are unable to compete and/or pass on the cost of these items to our customers, the increased imposition of these measures could have an adverse effect on our business, financial condition and results of operations.

Government compensation for the removal of lawful billboards could decrease.

Although federal, state and local government authorities from time to time use the power of eminent domain to remove billboards, U.S. law requires payment of compensation if a government authority compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations, although the methodology used to determine such compensation varies by jurisdiction. Some local governments in the U.S. and Canada have attempted to force the removal of billboards after a period of years under a concept called amortization. Under this concept, the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. Thus far, we have generally been able to obtain satisfactory compensation for our billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future, and, if it does not continue to be the case, there could be an adverse effect on our business, financial condition and results of operations.

Content-based restrictions on outdoor advertising may further restrict the categories of customers that can advertise using our structures and sites.

Restrictions on outdoor advertising of certain products, services or other content are or may be imposed by federal, state and local laws and regulations, as well as contracts with municipalities and transit franchise partners. For example, certain classes and types of tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which we currently do business. In addition, state and local governments in some cases limit outdoor advertising of alcohol, which represented 3% of our *U.S. Media* segment revenues in 2022, 4% in 2021 and 4% in 2020. Further, certain municipalities and transit franchise partners limit issue-based outdoor advertising. Content-based restrictions could cause a reduction in our revenues from leasing advertising space on outdoor advertising displays that display such advertisements and a simultaneous increase in the available space on the existing inventory of displays in the outdoor advertising industry, which could have an adverse effect on our business, financial condition and results of operations.

Our operating results are subject to seasonal variations and other factors.

Our business has experienced and is expected to continue to experience seasonality due to, among other things, seasonal advertising patterns and seasonal influences on advertising markets. Typically, our revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers adjust their spending following the holiday shopping season. The effects of such seasonality make it difficult to estimate future operating results based on the previous results of any specific quarter, which may make it difficult to plan capital expenditures and expansion, could affect operating results and could have an adverse effect on our business, financial condition and results of operations.

Acquisitions and other strategic transactions that we may pursue could have a negative effect on our results of operations.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional acquisitions of businesses and/or assets and other strategic transactions, including technology investments and/or the disposition of certain businesses and/or assets. These acquisitions or transactions could be material, and involve numerous risks, including:

- acquisitions or other strategic transactions may prove unprofitable and/or fail to generate anticipated cash flows or gains;

- integrating acquired businesses and/or assets may be more difficult, costly or time consuming than expected and the anticipated benefits and costs savings of such acquisitions or transactions may not be fully realized, for example:

  ◦ we may need to recruit additional senior management, as we cannot be assured that senior management of acquired businesses and/or assets will continue to work for us, and we cannot be certain that our recruiting efforts will succeed;

  ◦ unforeseen difficulties could divert significant time, attention and effort from management that could otherwise be directed at developing existing business;

  ◦ we may encounter difficulties expanding corporate infrastructure to facilitate the integration of our operations and systems with those of acquired businesses and/or assets, which may cause us to lose the benefits of any expansion; and/or

  ◦ we may lose billboard leases, franchises or advertisers in connection with such acquisitions or transactions, which could disrupt our ongoing businesses;

- we may not be aware of all of the risks associated with any acquired businesses and/or assets and certain of our assumptions with respect to these acquired businesses and/or assets may prove to be inaccurate, which could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition;

- we may not be able to obtain financing necessary to fund potential acquisitions or strategic transactions;

- we may face increased competition for acquisitions of businesses and assets from other advertising companies, some of which may have greater financial resources than we do, which may result in higher prices for those businesses and assets;

- we may enter into markets and geographic areas where we have limited or no experience; and

- because we must comply with various requirements under the Code in order to maintain our qualification to be taxed as a REIT, including restrictions on the types of assets we may hold, the sources of our income and accumulation of earnings and profits, our ability to engage in certain acquisitions or strategic transactions, such as acquisitions of C corporations, may be limited. See "—Risks Related to Our Corporate and REIT Structure—Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities."

Further, acquisitions and dispositions by us may require antitrust review by U.S. federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. We can give no assurances that the U.S. Department of Justice, the U.S. Federal Trade Commission or foreign antitrust agencies will not seek to bar or limit us from acquiring or disposing of additional advertising businesses in any market.

We are dependent on our management team, and the loss of senior executive officers or other key employees could have an adverse effect on our business, financial condition and results of operations.

We believe our future success depends on the continued service and skills of our existing management team and other key employees with experience and business relationships within their respective roles, including landlord and customer

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relationships. The loss of one or more of these key personnel could have an adverse effect on our business, financial condition and results of operations because of their skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel. If any of these personnel were to leave and compete with us, it could have an adverse effect on our business, financial condition and results of operations.

We face diverse risks in our Canadian business, which could adversely affect our business, financial condition and results of operations.

Our Canadian business contributed approximately $91.9 million to total revenues in 2022, approximately $78.3 million to total revenues in 2021 and approximately $59.8 million to total revenues in 2020. Inherent risks in our Canadian business activities could decrease our Canadian sales and have an adverse effect on our business, financial condition and results of operations. These risks include potentially unfavorable Canadian economic conditions, political conditions or national priorities, Canadian government regulation and changes in such regulation, violations of applicable anti-corruption laws or regulations, potential expropriation of assets by the Canadian government, the failure to bridge cultural differences and limited or prohibited access to our Canadian operations and the support they provide. We may also have difficulty repatriating profits or be adversely affected by exchange rate fluctuations in our Canadian business.

If we experience a cybersecurity incident, we may suffer reputational harm and significant legal and financial exposure.

Although we have implemented physical and logical cybersecurity measures, along with crisis management procedures, designed to protect against the loss, misuse and alteration of our websites, digital assets and proprietary business information as well as consumer, business partner and advertiser personally identifiable information, no cybersecurity measures are impenetrable and we remain subject to unauthorized access attempts to our networks and assets. Further, because techniques used to obtain unauthorized access and degrade or disable systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. A cybersecurity incident could occur due to the acts or omissions of third parties (including third parties with which we do business), employee error, malfeasance, fraud, system errors or vulnerabilities, or otherwise. An increase in the number of our employees and third parties with which we do business working remotely may increase the risk of a cybersecurity incident, which has required us to modify our physical and logical cybersecurity measures.   If a cybersecurity incident occurs, we could lose competitively sensitive proprietary business information, disclose personally identifiable information, and/or suffer disruptions to our business operations, particularly our digital advertising displays. In addition, the public perception of the effectiveness of our cybersecurity measures, products and/or services could be harmed as well as our overall reputation, which could put us at a competitive disadvantage. Accordingly, if we or third parties with which we do business were to suffer a cybersecurity incident, we could suffer significant legal and financial exposure in connection with our failure to satisfy certain contractual obligations, a loss of business partners and advertisers, regulatory investigations, legal proceedings and/or remedial actions relating to our cybersecurity measures, which could have an adverse effect on our business, financial condition and results of operation. Although we possess cybersecurity insurance, any financial liabilities arising from a cybersecurity incident may not be sufficiently covered by our insurance.

Changes in regulations and consumer concerns regarding privacy, information security and data, or any failure or perceived failure to comply with these regulations or our internal policies, could negatively impact our business.

We collect, purchase and utilize demographic and other information from and about consumers, business partners, advertisers and website users. We are subject to numerous federal, state, local and foreign laws, rules and regulations as well as industry standards and regulations regarding privacy, information security, data and consumer protection (including with respect to personally identifiable information), among other things. Many of these laws and industry standards and regulations are still evolving and changes in the nature of the data that we collect, purchase and utilize, and the ways that data is permitted to be collected, stored, used and/or shared may negatively impact the way that we are able to conduct business, particularly our digital display platform. In addition, changes in consumer expectations and demands regarding privacy, information security and data may result in further restrictions on the nature of the data that we collect, purchase and utilize, and the ways we derive economic value from this data, which may limit our ability to offer targeted advertising opportunities to our business partners and advertisers. Although we monitor regulatory changes and have implemented internal policies and procedures designed to comply with all applicable laws, rules, industry standards and regulations, any failure or perceived failure by us to comply with applicable regulatory requirements or our internal policies related to privacy, information security, data and/or consumer protection could result in a loss of confidence, a loss of goodwill, damage to our brand, loss of business partners and advertisers, substantial remediation and compliance costs, adverse regulatory proceedings and/or civil litigation, which could negatively impact our business.

We could suffer losses due to impairment in the carrying value of our long-lived assets and goodwill.

A significant portion of our assets are long-lived assets and goodwill. We test our long-lived assets for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. If business conditions or other factors cause our results of operations and/or cash flows to decline, we may be required to record a non-cash asset impairment charge. We test goodwill for impairment during the fourth quarter of each year and between annual tests if events or circumstances require an interim impairment assessment. A downward revision in the estimated fair value of a reporting unit could result in a non-cash goodwill impairment charge. For example, as a result of an impairment analysis performed during the second quarter of 2018, we determined that the carrying value of our Canadian reporting unit exceeded its fair value and we recorded an impairment charge. Any such impairment charges could have a material adverse effect on our reported net income. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies"

Environmental, health and safety laws and regulations may limit or restrict some of our operations.

As the owner or operator of various real properties and facilities, we must comply with various federal, state and local environmental, health and safety laws and regulations in the U.S. and Canada. We and our properties are subject to such laws and regulations related to the use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, we have not incurred significant expenditures to comply with these laws. However, additional laws that may be passed in the future, or a finding of a violation of or liability under existing laws, could require us to make significant expenditures and otherwise limit or restrict some of our operations, which could have an adverse effect on our business, financial condition and results of operations.

Expectations relating to environmental, social and governance considerations expose us to potential liabilities, reputational harm and other unforeseen adverse effects on our business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. We make statements about our environmental, social and governance goals and initiatives through information provided on our website, press statements and other communications. Responding to these environmental, social and governance considerations and implementation of these goals and initiatives involves risks and uncertainties and requires ongoing investments. The success of our goals and initiatives may be impacted by factors that are outside our control. In addition, some stakeholders may disagree with our goals and initiatives and the focus and views of stakeholders may change and evolve over time and vary by the jurisdictions in which we operate. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state, local or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and views could have an adverse effect on our business, financial condition, results of operations and stock price.

Risks Related to Our Indebtedness

We have substantial indebtedness that could adversely affect our financial condition.

As of December 31, 2022, we had total indebtedness of approximately $2.7 billion (consisting of the Term Loan, the Notes and the AR Facility with outstanding aggregate principal balances of $600.0 million, approximately $2.1 billion and $30.0 million, respectively), undrawn commitments under the Revolving Credit Facility of $500.0 million, excluding $6.4 million of letters of credit issued against the Revolving Credit Facility, and $120.0 million borrowing capacity remaining under the AR Facility. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our level of debt could have important consequences, including:

- making it more difficult for us to satisfy our obligations with respect to the Notes and our other debt;

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund acquisitions, working capital, capital expenditures, and strategic business development efforts and other corporate purposes;

- increasing our vulnerability to and limiting our flexibility in planning for, or reacting to, changes in the business, the industries in which we operate, the economy and governmental regulations;

- limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

- exposing us to the risk of rising interest rates as borrowings under the Senior Credit Facilities and the AR Facility are subject to variable rates of interest;

- placing us at a competitive disadvantage compared to our competitors that have less debt; and

- limiting our ability to borrow additional funds.

The terms of the agreements governing our indebtedness restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

The Credit Agreement and the indentures governing the Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests, including restrictions on our and our subsidiaries' ability to:

- incur additional indebtedness;

- pay dividends on, repurchase or make distributions in respect of our capital stock (other than dividends or distributions necessary for us to maintain our REIT status, subject to certain conditions);

- make investments or acquisitions;

- sell, transfer or otherwise convey certain assets;

- change our accounting methods;

- create liens;

- enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

- consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries' assets;

- enter into transactions with affiliates;

- prepay certain kinds of indebtedness;

- issue or sell stock of our subsidiaries; and

- change the nature of our business.

The agreements governing the AR Facility also contain affirmative and negative covenants with respect to the SPVs (as defined below) holding our accounts receivables.

In addition, the Credit Agreement (and under certain circumstances, the agreements governing the AR Facility) has a financial covenant that requires us to maintain a Consolidated Net Secured Leverage Ratio (as described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources"). Our ability to meet this financial covenant may be affected by events beyond our control.

As a result of all of these restrictions, we may be:

- limited in how we conduct our business;

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or

- unable to compete effectively or to take advantage of new business opportunities.

These restrictions could hinder our ability to grow in accordance with our strategy or inhibit our ability to adhere to our intended distribution policy and, accordingly, may cause us to incur additional U.S. federal income tax liability beyond current expectations.

A breach of the covenants under the Credit Agreement or either of the indentures governing the Notes, as well as a breach of the covenants under the agreements governing the AR Facility, including the inability to repay any amounts due and payable, could result in an event of default or termination event under the applicable agreement. Such a default or termination event would allow the lenders under the Senior Credit Facilities, the Purchasers (as defined below) under the AR Facility and the holders of the Notes to accelerate the repayment of such debt and may result in the acceleration of the repayment of any other debt to which a cross-acceleration or cross-default provision applies. In the event our creditors accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. An event of default or termination event under the Credit Agreement and the agreements governing the AR Facility would also permit the applicable lenders, Purchasers and any other secured creditors to proceed against the collateral that secures such indebtedness, and terminate all other commitments to extend additional credit to us. Any of these events could have an adverse effect on our business, financial condition and results of operations.

Despite our substantial indebtedness level, we and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may incur significant additional indebtedness in the future, including secured indebtedness. Although the Credit Agreement, the indentures governing the Notes and the agreements governing the AR Facility contain restrictions on the incurrence of additional indebtedness and additional liens, these restrictions will be subject to a number of qualifications and exceptions, and the additional indebtedness, including secured indebtedness, incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the Senior Credit Facilities, the AR Facility and/or the Notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with existing holders of our debt in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our business. This may have the effect of reducing the amount of proceeds paid to existing shareholders. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If new debt is added to our current debt levels, the related risks that we now face would increase.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Credit Facilities and the AR Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, as we are experiencing with the current heightened levels of inflation, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows will correspondingly decrease. At our level of indebtedness, as of December 31, 2022, each 1/4% change in interest rates on our variable rate Term Loan and AR Facility would have resulted in a $1.5 million and $0.1 million, respectively, change in annual estimated interest expense. Our aggregate annual estimated interest expense will increase if we make any borrowings under our Revolving Credit Facility. We have, and may in the future, enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce future interest rate volatility. However, we may not elect to maintain such interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk. In addition, the transition away from the use of the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR") may have unanticipated effects on the agreements governing our indebtedness, our interest rate swaps and the credit markets generally, as well as our interest expense, which we are not able to predict at this time.

To service our indebtedness, we require a significant amount of cash and our ability to generate cash depends on many factors beyond our control.

Our ability to make cash payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our ability to generate significant operating cash flow in the future. Our ability to generate such cash flow is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to generate cash flow may be affected by our REIT compliance obligations and any consequences of failing to remain qualified as a REIT. See "—Risks Related to Our Corporate and REIT Structure."

Our business may not generate cash flow from operations in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. If we cannot service our indebtedness, we may have to take actions such as refinancing or restructuring our indebtedness, selling assets or reducing or delaying capital expenditures, strategic acquisitions and investments. Such actions, if necessary, may not be effected on commercially reasonable terms or at all. Our ability to refinance or restructure our debt will depend on the condition of the capital markets and our financial condition at the applicable time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Further, the Credit Agreement, the indentures governing the Notes and the agreements governing the AR Facility restrict our ability to undertake, or use the proceeds from, such measures.

Our cash available for distribution to stockholders may not be sufficient to make distributions at expected levels, and we may need to borrow in order to make such distributions or may not be able to make such distributions in full.

Distributions that we may make will be authorized and determined by our board of directors in its sole discretion (subject to the terms governing the Series A Preferred Stock) out of funds legally available. The availability, amount, timing and frequency of distributions will be at the sole discretion of our board of directors (subject to the terms governing the Series A Preferred Stock), and will be declared based upon various factors, including, but not limited to: our results of operations, our financial condition and our operating cash inflows and outflows, including capital expenditures and acquisitions; future taxable income; our REIT distribution requirements (which may be satisfied by making distributions to our common stockholders, our preferred stockholders (including holders of Series A Preferred Stock) or a combination of our stockholders); distribution requirements under the terms of the Series A Preferred Stock; limitations contained in our debt instruments (such as restrictions on distributions in excess of the minimum amount required to maintain our status as a REIT and on the ability of our subsidiaries to distribute cash to the Company); debt service requirements; limitations on our ability to use cash generated in the TRSs to fund distributions; and applicable law. We may need to increase our borrowings in order to fund our intended distributions. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities— Dividend Policy," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources," "—Risks Related to Our Corporate and REIT Structure—Our board of directors has the power to cause us to issue additional shares of stock without common stockholder approval," and "—Despite our substantial indebtedness level, we and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks to our financial condition described above."

Hedging transactions could have a negative effect on our results of operations.

We have, and may in the future, enter into hedging transactions, including without limitation, with respect to interest rate exposure and foreign currency exchange rates and on one or more of our assets or liabilities. The use of hedging transactions involves certain risks, including: (1) the possibility that the market will move in a manner or direction that would have resulted in a gain for us had a hedging transaction not been utilized, in which case our performance would have been better had we not engaged in the hedging transaction; (2) the risk of an imperfect correlation between the risk sought to be hedged and the hedging transaction used; (3) the potential illiquidity for the hedging instrument used, which may make it difficult for us to close out or unwind a hedging transaction; (4) the possibility that our counterparty fails to honor its obligations; and (5) the possibility that we may have to post collateral to enter into hedging transactions, which we may lose if we are unable to honor our obligations. In addition, as a REIT, we have limitations on our income sources, and the hedging strategies available to us will be more limited than those available to companies that are not REITs. See "—Risks Related to Our Corporate and REIT Structure—Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities."

Risks Related to Our Corporate and REIT Structure

Our board of directors has the power to cause us to issue additional shares of stock without common stockholder approval.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our charter permits a majority of our entire board of directors to, without common stockholder approval, amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Our charter also permits our board of directors to classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors will be able to establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for outstanding shares of stock or otherwise be in the best interests of our stockholders.

On April 20, 2020, we issued and sold an aggregate of 400,000 shares of Series A Preferred Stock (as defined and described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Equity—Series A Preferred Stock Issuance"). Holders of the Series A Preferred Stock are entitled to a cumulative dividend accruing at the initial rate of 7.0% per year, payable quarterly in arrears. The Series A Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The Series A Preferred Stock is convertible at the option of any holder at any time into shares of our common stock at an initial conversion price of $16.00 per share and an initial conversion rate of 62.50 shares of our common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. On March 1, 2022, 275,000 shares of Series A Preferred Stock were converted into approximately 17.4 million shares of the Company's common stock. As of December 31, 2022, the maximum number of shares of common stock that could be required to be issued on conversion of the outstanding shares of Series A Preferred Stock was approximately 7.8 million shares. In general, holders of shares of Series A Preferred Stock have the right to vote on matters submitted to a vote of the holders of common stock (voting together as one class) on an as-converted basis. In addition, certain actions require the approval of the holders of the outstanding Series A Preferred Stock. Further, our REIT distribution requirement may be satisfied by making distributions to our common stockholders, our preferred stockholders (including holders of Series A Preferred Stock) or a combination of our stockholders. See "—REIT distribution requirements could adversely affect our ability to execute our business plan." Circumstances may occur in which the interests of holders of the Series A Preferred Stock could conflict with the interests of our other common stockholders.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the MGCL may have the effect of delaying or preventing a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders, including:

- "business combination" provisions that, subject to certain exceptions, prohibit certain business combinations between a Maryland corporation and an "interested stockholder" (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of a corporation's outstanding voting stock or an affiliate or associate of a corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

- "control share" provisions that provide that, subject to certain exceptions, holders of "control shares" of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise voting power in the election of directors within one of three increasing ranges) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares," subject to certain exceptions) have no voting rights except to the extent approved by its stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Additionally, under Title 3, Subtitle 8 of the MGCL, our board of directors is permitted, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses.

Our board of directors has by resolution exempted from the provisions of the Maryland Business Combination Act, as described above, all business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). In addition, our bylaws contain a provision opting out of the Maryland Control Share Acquisition Act, as described above. Moreover, our charter provides that vacancies on our board may be filled only by a majority of the remaining directors, and that any directors elected by the board to fill vacancies will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Our bylaws provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. In addition, our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

- any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

- any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee of our company or a predecessor of our company.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of our charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification, or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, we have entered into separate indemnification agreements with each of our directors. Each indemnification agreement provides, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and our charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such advancement.

Accordingly, in the event that any of our directors or officers are exculpated from, or indemnified against, liability but whose actions impede our performance, we and our stockholders' ability to recover damages from that director or officer will be limited.

If we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

Qualification to be taxed as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent failure to comply with these provisions could jeopardize our REIT qualification. Our ability to remain qualified to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to remain qualified to be taxed as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence.

In addition, the rules dealing with U.S. federal income taxation are continually under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the "Treasury"). Although the IRS has issued a private letter ruling with respect to certain issues relevant to our ability to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification to be taxed as a REIT in the future. Changes to the tax laws or interpretations thereof, or the IRS's position with respect to our private letter ruling, with or without retroactive application, could materially and negatively affect our ability to qualify to be taxed as a REIT.

If we were to fail to remain qualified to be taxed as a REIT in any taxable year, we would be subject to U.S. federal income tax on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to holders of our common stock, which in turn could have an adverse impact on the value of our common stock and may require us to incur indebtedness or liquidate certain investments in order to pay such tax liability. Unless we were entitled to relief under certain Code provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

REIT distribution requirements could adversely affect our ability to execute our business plan.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. This distribution requirement may be satisfied by making distributions to our common stockholders, our preferred stockholders (including holders of Series A Preferred Stock) or a combination of our stockholders. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends-paid deduction and including any net capital gains, we will be subject to U.S. federal income tax on our undistributed net taxable income. In addition, we will be subject to a nondeductible 4% excise tax if the amount that we actually distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may impact our ability to grow, which could adversely affect the value of our common stock.

To fund our growth strategy and refinance our indebtedness, we may depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

As a result of the REIT organizational and operational requirements described above, we may not be able to fund future capital needs, including any necessary acquisition financing, solely from operating cash flows. Consequently, we expect to rely on third-party capital market sources for debt or equity financing to fund our business strategy. In addition, we will likely need third-party capital market sources to refinance our indebtedness at or prior to maturity. Turbulence in the U.S. or international financial markets and economies could adversely impact our ability to replace or renew maturing liabilities on a timely basis or access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our business, financial condition and results of operations. As such, we may not be able to obtain financing on favorable terms or at all. Our access to third-party sources of capital also depends, in part, on:

- the market's perception of our growth potential;

- our then-current levels of indebtedness;

- our historical and expected future earnings, cash flows and cash distributions; and

- the market price per share of our common stock.

In addition, our ability to access additional capital may be limited by the terms of our outstanding indebtedness, which may restrict our incurrence of additional debt. See "—Risks Related to Our Indebtedness—Despite our substantial indebtedness level, we and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks to our financial condition described above." If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt, which could have an adverse effect on our business, financial condition and results of operations.

Even if we remain qualified to be taxed as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. For example, in order to meet the REIT qualification requirements, we may hold some of our assets or conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to foreign, federal, state and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if the transactions are not conducted on an arm's-length basis. Any of these taxes would decrease cash available for distribution to holders of our common stock.

Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive investments or business opportunities.

To remain qualified to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and "real estate assets" (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments or business opportunities. These actions could have the effect of reducing our income and amounts available for distribution to holders of our common stock.

In addition to the assets tests set forth above, to remain qualified to be taxed as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments or business opportunities (including but not limited to certain product offerings to our customers) that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying to be taxed as a REIT. Accordingly, compliance with the REIT requirements may hinder our ability to make certain attractive investments, pursue certain business opportunities and/or otherwise adversely affect the manner in which we operate our business.

Complying with REIT requirements may depend on our ability to contribute certain contracts to a taxable REIT subsidiary.

Our ability to satisfy certain REIT requirements may depend on us contributing certain contracts (or portions of certain contracts) to a TRS with respect to outdoor advertising assets that do not qualify as real property for purposes of the REIT asset tests. Moreover, our ability to satisfy the REIT requirements may depend on us properly allocating between us and our TRS the revenue or cost, as applicable, associated with the portion of any such contract contributed to the TRS. There can be no assurance that the IRS will not determine that such contribution was not a true contribution between us and our TRS or that we did not properly allocate the applicable revenues or costs. Were the IRS successful in such a challenge, it could adversely impact our ability to qualify to be taxed as a REIT or our effective tax rate and tax liability.

Our planned use of taxable REIT subsidiaries may cause us to fail to remain qualified to be taxed as a REIT.

The net income of our TRSs is not required to be distributed to us, and income that is not distributed to us generally will not be subject to the REIT income distribution requirement. However, there may be limitations on our ability to accumulate earnings in our TRSs and the accumulation or reinvestment of significant earnings in our TRSs could result in adverse tax treatment. In particular, if the accumulation of cash in our TRSs causes the fair market value of our securities in our TRSs and certain other non-qualifying assets to exceed 20% of the fair market value of our assets, we would fail to remain qualified to be taxed as a REIT for U.S. federal income tax purposes.

The ownership limitations that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in the shares of our common stock and restrict our business combination opportunities.

In order for us to qualify to be taxed as a REIT, not more than 50% in value of the outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each taxable year after the first year for which we elect to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Subject to certain exceptions, our charter authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification to be taxed as a REIT. Our charter also provides that, unless exempted by the board of directors, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. A person that did not acquire more than 9.8% of our outstanding stock may nonetheless become subject to our charter restrictions in certain circumstances, including if repurchases by us cause a person's holdings to exceed such limitations. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of our company that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into primarily to manage risk of interest rate changes or to manage risk of currency fluctuations with respect to borrowings made or to be made or to acquire or carry real estate assets does not constitute "gross income" for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such a transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates that we would otherwise choose to bear. In addition, losses in our TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

If we fail to meet the REIT income tests as a result of receiving non-qualifying rental income, we would be required to pay a penalty tax in order to retain our REIT status.

Certain income we receive could be treated as non-qualifying income for purposes of the REIT requirements. Even if we have reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying income, we would nonetheless be required to pay a penalty tax in order to retain our REIT status.

The IRS may deem the gains from sales of our outdoor advertising assets to be subject to a 100% prohibited transaction tax.

From time to time, we may sell outdoor advertising assets. The IRS may deem one or more sales of our outdoor advertising assets to be "prohibited transactions" (generally, sales or other dispositions of property that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business). If the IRS takes the position that we have engaged in a "prohibited transaction," the gain we recognize from such sale would be subject to a 100% tax. We do not intend to hold outdoor advertising assets as inventory or for sale in the ordinary course of business; however, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances and there is no assurance that our position will not be challenged by the IRS especially if we make frequent sales or sales of outdoor advertising assets in which we have short holding periods.

We may establish operating partnerships as part of our REIT structure, which could result in conflicts of interests between our stockholders and holders of our operating partnership units and could limit our liquidity or flexibility.

As part of our REIT structure, we have previously established a "DownREIT" operating partnership, and we may in the future establish an "UPREIT" and/or additional "DownREIT" operating partnerships, whereby we acquire certain assets by issuing units in an operating partnership (or a subsidiary) in exchange for an asset owner contributing such assets to the partnership (or subsidiary). If we enter into such transactions, in order to induce the contributors of such assets to accept units in our operating partnerships, rather than cash, in exchange for their assets, it may be necessary for us to provide them additional incentives. For instance, the operating partnership's limited partnership or limited liability company agreement may provide that any unitholder of the operating partnership may be entitled to receive cash or equity distributions on its units, as well as exchange units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, for shares of our common stock on a one-for-one basis. We may also enter into additional contractual arrangements with asset contributors under which we would agree to repurchase a contributor's units for shares of our common stock or cash, at the option of the contributor, at set times.

In connection with these transactions, persons holding operating partnership units (or similar securities) may have the right to vote on certain amendments to the partnership agreements of such operating partnerships, as well as on certain other matters. Unitholders with these voting rights may be able to exercise them in a manner that conflicts with the interests of our stockholders. As the sole member of the general partner of the operating partnerships or as the managing member, we would have fiduciary duties to the unitholders of the operating partnerships that may conflict with duties that our officers and directors owe to the Company.

In addition, if a holder of operating partnership units (or similar securities) received cash distributions on its units and/or required us to repurchase the units for cash, it would limit our liquidity and thus our ability to use cash to make other investments, distributions to stockholders, debt service payments, or satisfy other obligations. Moreover, if we were required to repurchase units for cash at a time when we did not have sufficient cash to fund the repurchase, we might be required to sell one or more assets to raise funds to satisfy this obligation. Furthermore, we might agree that if distributions the holder of operating partnership units (or similar securities) received did not provide them with a defined return, then upon redemption of the units, we would pay the holder an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of assets to defer taxable gain on the contribution of assets to our operating partnerships, we might agree not to sell a contributed asset for a defined period of time or until the contributor exchanged its operating partnership units (or similar securities) for cash or shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices, which we lease, are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174. We and our subsidiaries also own and lease office and warehouse space throughout the U.S. and Canada. We consider our properties adequate for our present needs, and adequately covered by insurance.

In the U.S. and Canada, we primarily lease our outdoor advertising sites, but, in a few cases, we own or hold permanent easements on our outdoor advertising sites. These lease agreements have terms varying between one month and multiple years, with an average term of 8 years, and usually provide renewal options. Our lease agreements generally allow us to use the land for the construction, repair and relocation of outdoor advertising structures, including all rights necessary to access and maintain the site. Approximately 70% of our outdoor advertising site leases will expire or be subject to renewal in the next 5 years, 20% will expire or be subject to renewal in 6 to 10 years and 10% will expire or be subject to renewal in more than 10 years. There is no significant concentration of outdoor advertising sites under any one lease or with any one landlord. An important part of our business activity is to manage our lease portfolio and negotiate suitable lease renewals and extensions. For further information regarding our outdoor advertising sites and structures, see "Item 1. Business—Our Portfolio of Outdoor Advertising Structures and Sites" and "Item 1. Business—Renovation, Improvement and Development."

Item 3. Legal Proceedings.

On an ongoing basis, we are engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, "litigation"). Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in our opinion, none of our current litigation is expected to have a material adverse effect on our results of operations, financial position or cash flows.

Item 4. Mine Safety Disclosures.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Shares of our common stock began trading on the New York Stock Exchange ("NYSE") on March 28, 2014, under the ticker symbol "CBSO." On November 20, 2014, in connection with our rebranding, shares of our common stock began trading on the NYSE under the ticker symbol "OUT." Prior to March 28, 2014, there was no public market for our common stock.

Holders

As of February 22, 2023, we had 162 holders of record of our common stock.

Dividend Policy

To maintain REIT status, we must annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. This distribution requirement may be satisfied by making distributions to our common stockholders, our preferred stockholders (including holders of Series A Preferred Stock) or a combination of our stockholders. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined with the above modifications, we will be subject to U.S. federal income tax on our undistributed net taxable income. In addition, we will be subject to a nondeductible 4% excise tax if the amount that we actually distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. See "Item 1. Business—Tax Status."

Distributions that we may make will be authorized and determined by our board of directors in its sole discretion (subject to the terms governing the Series A Preferred Stock) out of funds legally available. The availability, amount, timing and frequency of distributions will be at the sole discretion of our board of directors (subject to the terms governing the Series A Preferred Stock), and will be declared based upon various factors, including, but not limited to: our results of operations, our financial condition and our operating cash inflows and outflows, including capital expenditures and acquisitions; future taxable income; our REIT distribution requirements (which may be satisfied by making distributions to our common stockholders, our preferred stockholders (including holders of Series A Preferred Stock) or a combination of our stockholders); distribution requirements under the terms of the Series A Preferred Stock; limitations contained in our debt instruments (such as restrictions on distributions in excess of the minimum amount required to maintain our status as a REIT and on the ability of our subsidiaries to distribute cash to the Company); debt service requirements; limitations on our ability to use cash generated in the TRSs to fund distributions; and applicable law. See "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Item 8. Financial Statements and Supplementary Data." We may need to increase our borrowings in order to fund our intended distributions. We expect that our distributions may exceed our net income, due, in part, to noncash expenses included in net income (loss).

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although we may designate a portion of the distributions as qualified dividend income or capital gain dividends or a portion of the distributions may constitute a return of capital or be taxable as capital gain. We furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income dividends, return of capital, qualified dividends, income or capital gain dividends or non-dividend distributions. 100.0% of the dividends we distributed in 2022 should be considered ordinary income by our stockholders for tax purposes.

Performance Graph

The information in this section, including the performance graph, shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the cumulative total stockholder return on OUTFRONT Media Inc.'s common stock to the cumulative total return of Lamar Advertising Company, Clear Channel Outdoor Holdings, Inc., the Standard & Poor's 500 Stock Index ("S&P 500"), the S&P 500 Media Industry Index, and the FTSE National Association of Real Estate Investment Trusts ("NAREIT") All Equity REITs Index.

The performance graph assumes $100 invested on December 31, 2017, in OUTFRONT Media Inc.'s common stock, Lamar Advertising Company's common stock, Clear Channel Outdoor Holdings, Inc.'s common stock, the S&P 500, the S&P 500 Media Industry Index, and the FTSE NAREIT All Equity REITs Index, including the reinvestment of dividends, through the calendar year ended December 31, 2022.

Performance Graph



	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022
OUTFRONT Media Inc.	$ 100.00	$ 83.90	$ 131.54	$ 97.39	$ 134.61	$ 88.30
Lamar Advertising Company	100.00	98.07	132.67	128.11	193.84	159.00
Clear Channel Outdoor Holdings, Inc.	100.00	114.78	63.25	36.49	73.20	23.22
S&P 500	100.00	95.62	125.72	148.85	191.58	156.88
S&P 500 Media Industry Index[a]	100.00	92.44	124.77	143.88	144.37	101.07
FTSE NAREIT All Equity REITs Index	100.00	95.96	123.46	117.14	165.51	124.22

(a)   As of December 31, 2022, the S&P 500 Media Industry Index consists of the following companies: Charter Communications, Inc.; Comcast Corporation; DISH Network Corporation; Fox Corporation; Interpublic Group of Companies Inc.; News Corporation; Omnicom Group Inc; and Paramount Global.

Unregistered Sales of Equity Securities

None.

Purchases of Equity Securities by the Issuer

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Remaining Authorizations
October 1, 2022 through October 31, 2022	—	$ —	—	—
November 1, 2022 through November 30, 2022	—	—	—	—
December 1, 2022 through December 31, 2022	—	—	—	—
Total	—	—	—	—

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our historical consolidated financial statements and the notes thereto in "Item 8. Financial Statements and Supplementary Data." This MD&A contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including, but not limited to, those factors discussed in "Item 1A. Risk Factors" and the "Cautionary Statement Regarding Forward-Looking Statements" section of this Annual Report on Form 10-K, that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements. Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2021, as compared to the year ended December 31, 2020, is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on February 24, 2022.

Overview

OUTFRONT Media is a real estate investment trust ("REIT"), which provides advertising space ("displays") on out-of-home advertising structures and sites in the United States (the "U.S.") and Canada. We currently manage our operations through two operating segments—U.S. Billboard and Transit, which is included in our *U.S. Media* reportable segment, and International. International does not meet the criteria to be a reportable segment and accordingly, is included in *Other* (see Item 8., Note 19. *Segment Information* to the Consolidated Financial Statements).

Business

We are one of the largest providers of advertising space on out-of-home advertising structures and sites across the U.S. and Canada. Our inventory consists of billboard displays, which are primarily located on the most heavily traveled highways and roadways in top Nielsen Designated Market Areas ("DMAs"), and transit advertising displays operated under exclusive multi-year contracts with municipalities in large cities across the U.S. and Canada. In total, we have displays in all of the 25 largest markets in the U.S. and approximately 150 markets in the U.S. and Canada. Our top market, high profile location focused portfolio includes sites in and around both Grand Central Station and Times Square in New York, various locations along Sunset Boulevard in Los Angeles, and the Bay Bridge in San Francisco. The breadth and depth of our portfolio provides our customers with a range of options to address their marketing objectives, from national, brand-building campaigns to hyper-local campaigns that drive customers to the advertiser's website or retail location "one mile down the road."

In addition to providing location-based displays, we also focus on delivering mass and targeted audiences to our customers. Geopath, the out-of-home advertising industry's audience measurement system, enables us to build campaigns based on the size and demographic composition of audiences. As part of our technology platform, we are developing solutions for enhanced demographic and location targeting, and engaging ways to connect with consumers on-the-go.

We believe out-of-home continues to be an attractive form of advertising, as our displays are always viewable and cannot be turned off, skipped, blocked or fast-forwarded. Further, out-of-home advertising can be an effective "stand-alone" medium, as well as an integral part of a campaign to reach audiences using multiple forms of media, including television, radio, print, online, mobile and social media advertising platforms. We provide our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, consumer insights, print production, creative services and post-campaign tracking and analytics.

U.S. Media. Our *U.S. Media* segment generated 20% of its revenues in the New York City metropolitan area in 2022 and 17% in 2021, and generated 15% in the Los Angeles metropolitan area in each of 2022 and 2021. Our *U.S. Media* segment generated *Revenues* of $1,673.9 million in 2022 and $1,382.0 million in 2021, and *Operating income* before *Depreciation*, *Amortization*, *Net gain on dispositions*, *Stock-based compensation* and an *Impairment charge* ("Adjusted OIBDA") of $501.2 million in 2022 and $382.9 million in 2021. (See the "Segment Results of Operations" section of this MD&A.)

Other (includes International). *Other* generated *Revenues* of $98.2 million in 2022 and $81.9 million in 2021, and Adjusted OIBDA of $20.6 million in 2022 and $10.4 million in 2021.

<u>Economic Environment</u>

Our revenues and operating results are sensitive to fluctuations in advertising expenditures, general economic conditions and other external events beyond our control, such as supply chain disruptions, heightened levels of inflation, pandemics like the COVID-19 pandemic, and shifts in market demographics and transportation patterns (including reductions in foot traffic, roadway traffic, commuting, transit ridership and overall target audiences due to remote work, safety concerns or otherwise), as described in this MD&A.

We rely on third parties to manufacture and transport our digital displays. As a result of the current market-wide supply shortages and logistics disruptions, we have experienced delays and price increases with respect to certain of our digital displays, which we expect to continue in 2023, and could have an adverse effect on our business, financial condition and results of operations.

Due to the current heightened levels of inflation and commodity prices in the U.S. and abroad, which has resulted in rising interest rates, we have experienced increases with respect to our posting, maintenance and other expenses, our corporate expenses and our interest expense, which we expect to continue in 2023, and could have an adverse effect on our business, financial condition and results of operations. Our billboard property lease expenses and transit franchise expenses have been less impacted by the current heightened levels of inflation due to the long-term nature of most of our operating leases and transit franchise agreements. However, our transit franchise agreements that contain inflationary price adjustments may cause increases in our transit franchise expenses in the near-term if the current heightened levels of inflation continue. Though the Company cannot reasonably estimate the full impact of the current heightened levels of inflation on our business, financial condition and results of operations at this time, a portion of these increases may be partially offset by increases in advertising rates on our displays and cost efficiencies.

<u>Business Environment</u>

The outdoor advertising industry is fragmented, consisting of several companies operating on a national basis, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local geographic markets. We compete with these companies for both customers and structure and display locations. We also compete with other media, including online, mobile and social media advertising platforms and traditional advertising platforms (such as television, radio, print and direct mail marketers). In addition, we compete with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis.

Increasing the number of digital displays in our prime audience locations is an important element of our organic growth strategy, as digital displays have the potential to attract additional business from both new and existing customers. We believe digital displays are attractive to our customers because they allow for the development of richer and more visually engaging messages, provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns, and eliminate or greatly reduce print production and installation costs. In addition, digital displays enable us to run multiple advertisements on each display. Digital billboard displays generate approximately four times more revenue per display on average than traditional static billboard displays. Digital billboard displays also incur, on average, approximately two to four times more costs, including higher variable costs associated with the increase in revenue than traditional static billboard displays. As a result, digital billboard displays generate higher profits and cash flows than traditional static billboard displays.

We have deployed state-of-the-art digital transit displays in connection with several transit franchises we operate and we expect to continue these deployments over the coming years. In the future, we expect revenues generated on digital transit displays will be a multiple of the revenues generated on comparable static transit displays. We intend to incur significant equipment deployment costs and capital expenditures in the coming years to continue increasing the number of digital displays in our portfolio.

We built or converted 110 new digital billboard displays in the U.S. and 9 in Canada in 2022. Additionally, in 2022, we entered into marketing arrangements to sell advertising on 85 third-party digital billboard displays in the U.S. In 2022, we built, converted or replaced 3,410 digital transit and other displays in the U.S. The following table sets forth information regarding our digital displays.

Location	Digital Revenues (in millions) for the Year Ended December 31, 2022			Number of Digital Displays as of December 31, 2022[a]		
	Digital Billboard	Digital Transit and Other	Total Digital Revenues	Digital Billboard Displays	Digital Transit and Other Displays	Total Digital Displays
United States	$ 368.5	$ 137.1	$ 505.6	1,702	15,998	17,700
Canada	32.3	2.0	34.3	268	78	346
Total	$ 400.8	$ 139.1	$ 539.9	1,970	16,076	18,046

(a)   Digital display amounts include 4,374 displays reserved for transit agency use. Our number of digital displays is impacted by acquisitions, dispositions, management agreements, the net effect of new and lost billboards, and the net effect of won and lost franchises in the period.

Our revenues and profits may fluctuate due to seasonal advertising patterns and influences on advertising markets. Typically, our revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers adjust their spending following the holiday shopping season. As described above, our revenues and profits may also fluctuate due to external events beyond our control.

We have a diversified base of customers across various industries. During 2022, our largest categories of advertisers were entertainment, retail and health/medical, which represented 20%, 11%, and 10% of our total *U.S. Media* segment revenues, respectively. During 2021, our largest categories of advertisers were entertainment, health/medical and retail, which represented 19%, 10% and 10% of our total *U.S. Media* segment revenues.

Our large-scale portfolio allows our customers to reach a national audience and also provides the flexibility to tailor campaigns to specific regions or markets. In 2022, we generated approximately 44% of our *U.S. Media* segment revenues from national advertising campaigns, compared to approximately 42% in 2021.

Our transit businesses require us to periodically obtain and renew contracts with municipalities and other governmental entities. When these contracts expire, we generally must participate in highly competitive bidding processes in order to obtain or renew contracts.

Key Performance Indicators

Our management reviews our performance by focusing on the indicators described below.

Several of our key performance indicators are not prepared in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP"). We believe these non-GAAP performance indicators are meaningful supplemental measures of our operating performance and should not be considered in isolation of, or as a substitute for, their most directly comparable GAAP financial measures.

	Year Ended December 31,		
(in millions, except percentages)	2022	2021	% Change
Revenues	$ 1,772.1	$ 1,463.9	21 %
Organic revenues[a][b]	1,761.1	1,460.5	21
Operating income	287.7	168.3	71
Adjusted OIBDA[b]	472.4	340.3	39
Adjusted OIBDA[b] margin	27 %	23 %	
Net income attributable to OUTFRONT Media Inc.	147.9	35.6	*
Funds from operations ("FFO")[b] attributable to OUTFRONT Media Inc.	325.2	195.1	67
Adjusted FFO ("AFFO")[b] attributable to OUTFRONT Media Inc.	311.3	205.1	52

*   Calculation is not meaningful.

(a)   Organic revenues exclude revenues associated with a significant acquisition and the impact of foreign currency exchange rates ("non-organic revenues"). We provide organic revenues to understand the underlying growth rate of revenue excluding the impact of non-organic revenue items. Our management believes organic revenues are useful to users of our financial data because it enables them to better understand the level of growth of our business period to period. Since organic revenues are not calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, revenues as an indicator of operating performance. Organic revenues, as we calculate it, may not be comparable to similarly titled measures employed by other companies.

(b)   See the "Reconciliation of Non-GAAP Financial Measures" and "Revenues" sections of this MD&A for reconciliations of *Operating income* to Adjusted OIBDA, *Net income attributable to OUTFRONT Media Inc.* to FFO attributable to OUTFRONT Media Inc. and AFFO attributable to OUTFRONT Media Inc. and *Revenues* to organic revenues.

Analysis of Results of Operations

Revenues

We derive *Revenues* primarily from providing advertising space to customers on our advertising structures and sites. Our contracts with customers generally cover periods ranging from four weeks to one year. Revenues from billboard displays are recognized as rental income on a straight-line basis over the contract term. Transit and other revenues are recognized over the contract period. (See Item 8., Note 11. *Revenues* to the Consolidated Financial Statements.)

(in millions, except percentages)		Year Ended December 31, 2022			2021	% Change
Revenues:						
Billboard	$	1,384.7	$		1,182.3	17 %
Transit and other		387.4			281.6	38
Total revenues		1,772.1			1,463.9	21
Organic revenues[a]:						
Billboard	$	1,373.7	$		1,179.4	16
Transit and other		387.4			281.1	38
Total organic revenues[a]		1,761.1			1,460.5	21
Non-organic revenues:						
Billboard		11.0			2.9	*
Transit and other		—			0.5	*
Total non-organic revenues		11.0			3.4	*
Total revenues	$	1,772.1	$		1,463.9	21

*   Calculation is not meaningful.
(a)   Organic revenues exclude revenues associated with a significant acquisition and the impact of foreign currency exchange rates ("non-organic revenues").

Total revenues increased $308.2 million, or 21%, and organic revenues increased $300.6 million, or 21%, in 2022 compared to 2021.

In 2022, non-organic revenues reflect the impact of a significant acquisition. In 2021, non-organic revenues reflect the impact of foreign currency exchange rates.

Total billboard revenues increased $202.4 million, or 17%, in 2022 compared to 2021, primarily due to an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services, and the impact of new and lost billboards in the period, including acquisitions.

Organic billboard revenues increased $194.3 million, or 16%, in 2022 compared to 2021, primarily due to an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services and the net effect of new and lost billboards in the period, including insignificant acquisitions.

Total transit and other revenues increased $105.8 million, or 38%, in 2022 compared to 2021, primarily driven by an increase in average revenue per display (yield), as we have experienced increases in overall demand for our services primarily due to an increase in transit ridership, partially offset by the loss of a transit franchise contract.

Organic transit and other revenues in 2022 increased $106.3 million, or 38%, compared to 2021, primarily driven by an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services primarily due to an increase in transit ridership, partially offset by the loss of a transit franchise contract.

Transit ridership remains materially below pre-COVID-19 pandemic levels in our largest transit markets and while we expect ridership and revenue to continue to grow, we do not expect to reach pre-COVID-19 pandemic levels in 2023.

Expenses

(in millions, except percentages)	Year Ended December 31, 2022	2021	% Change
Expenses:			
Operating	$ 911.4	$ 784.0	16 %
Selling, general and administrative	422.1	368.2	15
Net (gain) loss on dispositions	0.2	(4.5)	*
Impairment charge	—	2.5	*
Depreciation	77.4	79.4	(3)
Amortization	73.3	66.0	11
Total expenses	$ 1,484.4	$ 1,295.6	15

* Calculation is not meaningful.

Operating Expenses

Our operating expenses are composed of the following:

Billboard property lease expenses. These expenses reflect the cost of leasing the real property on which our billboards are mounted. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. Rental expenses are comprised of a fixed rental amount and under certain agreements, also include contingent rent, which varies based on the revenues we generate from the leased site. The fixed portion of property leases are generally paid in advance for periods ranging from one to twelve months and expensed evenly over the contract term. Contingent rent is generally paid in arrears and is expensed as incurred when the related revenues are recognized.

Transit franchise expenses. These expenses reflect costs charged by municipalities and transit operators under transit advertising contracts. All of these contracts have fixed terms, are typically terminable for convenience at the option of the governmental entity (other than with respect to the New York Metropolitan Transportation Authority (the "MTA")), and generally provide for payments to the governmental entity based on a percentage of the revenues generated under the contract and/or a guaranteed minimum annual payment. The costs that are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and any guaranteed minimum annual payment is expensed over the contract term.

Posting, maintenance and other site-related expenses. These expenses primarily reflect costs associated with posting and rotation, materials, repairs and maintenance, utilities and property taxes.

(in millions, except percentages)	Year Ended December 31, 2022	2021	% Change
Operating expenses:			
Billboard property lease	$ 454.7	$ 404.6	12 %
Transit franchise	235.3	183.4	28
Posting, maintenance and other	221.4	196.0	13
Total operating expenses	$ 911.4	$ 784.0	16

Billboard property lease expenses represented 33% of billboard revenues in 2022 and 34% in 2021. Billboard property lease expenses as a percentage of billboard revenues in 2022 were slightly lower than pre-COVID-19 pandemic levels. The decrease in billboard property lease expenses as a percentage of revenues in 2022 compared to 2021 is primarily due to an increase in billboard revenues and the fixed nature of certain billboard property lease expenses (see Item 8., Note 5. *Leases* to the Consolidated Financial Statements).

Transit franchise expenses represented 67% of transit display revenues in 2022 and 73% in 2021. The decrease in transit franchise expense, as a percentage of revenues, is primarily driven by an increase in transit revenue, while the MTA was paid guaranteed minimum annual payments in both 2022 and 2021. We expect transit franchise expenses, as a percentage of revenues, to decline in 2023, but remain above pre-COVID-19 pandemic levels, as a result of our expectation that revenues generated under the MTA agreement will be closer to a guaranteed minimum annual payment break-even level in 2023 than in 2022.

Billboard property lease and transit franchise expenses increased by $102.0 million in 2022 compared to 2021, primarily due to higher billboard and transit revenues, and higher guaranteed minimum annual payments to the MTA.

Posting, maintenance and other expenses, as a percentage of revenues, were 12% in 2022 and 13% in 2021. Posting, maintenance and other expenses increased $25.4 million, or 13%, in 2022 compared to 2021, primarily due to higher posting and rotation costs, higher maintenance and utilities cost, driven by economic recovery from the COVID-19 pandemic and inflation-driven cost increases in 2022, higher compensation-related expenses and increased activity resulting in higher production and materials cost.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses represented 24% of *Revenues* in 2022 and 25% in 2021. SG&A expenses increased $53.9 million, or 15%, in 2022 compared to 2021, primarily due to higher compensation-related expenses, including commissions and salaries, driven by both business performance improvements during the period and the impact of COVID-19 on 2021, a higher provision for doubtful accounts, increased post-COVID-19 pandemic travel resulting in higher travel and entertainment expenses, and higher professional fees, partially offset by the impact of market fluctuations on an unfunded equity-linked retirement plan offered by the Company to certain employees.

Net (Gain) Loss on Dispositions

Net loss on dispositions was $0.2 million in 2022 compared a *Net gain on dispositions* of $4.5 million in 2021.

Impairment Charge

In 2021, we recorded $2.5 million in impairment charges related to an other-than-temporary decline in fair value of a cost-method investment.

Depreciation

Depreciation decreased $2.0 million, or 3%, in 2022 compared to 2021, primarily due to an increase in fully-depreciated assets, partially offset by new capital expenditures and acquisitions.

Amortization

Amortization increased $7.3 million, or 11%, in 2022 compared to 2021, principally driven by higher amortization of leasehold interest intangibles recorded related to asset acquisitions completed during 2021 and 2022.

Interest Expense

Interest expense, net, was $131.8 million (including $6.5 million of deferred financing costs) in 2022 and $130.4 million (including $7.1 million of deferred financing costs) in 2021. The increase in *Interest expense, net,* in 2022 compared to 2021, was primarily due to higher interest rates, partially offset by the impact of interest rate swaps in 2021 and a lower average debt balance.

Loss on Extinguishment of Debt

In 2021, we recorded a loss on extinguishment of debt of $6.3 million relating to the redemption of our 5.625% Senior Unsecured Notes due 2024 in the first quarter of 2021.

Benefit (Provision) for Income Taxes

Provision for income taxes was $9.4 million in 2022 compared to a *Benefit for income taxes* of $3.4 million in 2021, due primarily to the recording of a valuation allowance against our U.S. taxable REIT subsidiary ("TRS") deferred tax assets and increased profitability in Canada in 2022. The effective income tax rate was 6.0% for 2022 and 10.8% for 2021.

<u>Net Income</u>

Net income before allocation to non-controlling interests increased $112.7 million in 2022 compared to 2021, due primarily to higher operating income, as we have experienced increases in customer advertising expenditures and overall demand for our services, and a loss on extinguishment of debt in 2021.

<u>Reconciliation of Non-GAAP Financial Measures</u>

Adjusted OIBDA

We calculate Adjusted OIBDA as operating income (loss) before depreciation, amortization, net (gain) loss on dispositions, stock-based compensation, restructuring charges and an impairment charge. We calculate Adjusted OIBDA margin by dividing Adjusted OIBDA by total revenues. Adjusted OIBDA and Adjusted OIBDA margin are among the primary measures we use for managing our business, evaluating our operating performance and planning and forecasting future periods, as each is an important indicator of our operational strength and business performance. Our management believes users of our financial data are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in managing, planning and executing our business strategy. Our management also believes that the presentations of Adjusted OIBDA and Adjusted OIBDA margin, as supplemental measures, are useful in evaluating our business because eliminating certain non-comparable items highlight operational trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures. It is management's opinion that these supplemental measures provide users of our financial data with an important perspective on our operating performance and also make it easier for users of our financial data to compare our results with other companies that have different financing and capital structures or tax rates.

FFO and AFFO

When used herein, references to "FFO" and "AFFO" mean "FFO attributable to OUTFRONT Media Inc." and "AFFO attributable to OUTFRONT Media Inc.," respectively. We calculate FFO in accordance with the definition established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO reflects net income (loss) attributable to OUTFRONT Media Inc. adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets, amortization of direct lease acquisition costs and the same adjustments for our equity-based investments and non-controlling interests, as well as the related income tax effect of adjustments, as applicable. We calculate AFFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. AFFO also includes cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for our operations. In addition, AFFO excludes restructuring charges and losses on extinguishment of debt, as well as certain non-cash items, including non-real estate depreciation and amortization, a gain on disposition of non-real estate assets, an impairment charge on non-real estate assets, stock-based compensation expense, accretion expense, the non-cash effect of straight-line rent, amortization of deferred financing costs and the same adjustments for our non-controlling interests, along with the non-cash portion of income taxes, and the related income tax effect of adjustments, as applicable. We use FFO and AFFO measures for managing our business and for planning and forecasting future periods, and each is an important indicator of our operational strength and business performance, especially compared to other REITs. Our management believes users of our financial data are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in managing, planning and executing our business strategy. Our management also believes that the presentations of FFO and AFFO, as supplemental measures, are useful in evaluating our business because adjusting results to reflect items that have more bearing on the operating performance of REITs highlight trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures. It is management's opinion that these supplemental measures provide users of our financial data with an important perspective on our operating performance and also make it easier to compare our results to other companies in our industry, as well as to REITs.

Since Adjusted OIBDA, Adjusted OIBDA margin, FFO and AFFO are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, operating income (loss), net income (loss) attributable to OUTFRONT Media Inc., and revenues, the most directly comparable GAAP financial measures, as indicators of operating performance. These measures, as we calculate them, may not be comparable to similarly titled measures employed by other companies. In addition, these measures do not necessarily represent funds available for discretionary use and are not necessarily a measure of our ability to fund our cash needs.

The following table reconciles *Operating income* to Adjusted OIBDA, and *Net income (loss) attributable to OUTFRONT Media Inc.* to FFO attributable to OUTFRONT Media Inc. and AFFO attributable to OUTFRONT Media Inc.

(in millions)	Year Ended December 31,			
		2022		2021
Total revenues	$	1,772.1	$	1,463.9
Operating income	$	287.7	$	168.3
Net (gain) loss on dispositions		0.2		(4.5)
Impairment charge		—		2.5
Depreciation		77.4		79.4
Amortization		73.3		66.0
Stock-based compensation		33.8		28.6
Adjusted OIBDA	$	472.4	$	340.3
Adjusted OIBDA margin		27 %		23 %
Net income attributable to OUTFRONT Media Inc.	$	147.9	$	35.6
Depreciation of billboard advertising structures		56.1		56.0
Amortization of real estate-related intangible assets		62.8		50.9
Amortization of direct lease acquisition costs[a]		58.5		54.3
Net (gain) loss on disposition of real estate assets		0.2		(1.5)
Adjustment related to equity-based investments		—		0.1
Adjustment related to non-controlling interests		(0.3)		(0.3)
FFO attributable to OUTFRONT Media Inc.		325.2		195.1
Non-cash portion of income taxes		6.1		(5.9)
Cash paid for direct lease acquisition costs[a]		(57.3)		(48.8)
Maintenance capital expenditures		(25.5)		(25.3)
Other depreciation		21.3		23.4
Other amortization		10.5		15.1
Gain on disposition of non-real estate assets[b]		—		(3.0)
Impairment charge on non-real estate assets[c]		—		2.5
Stock-based compensation		33.8		28.6
Non-cash effect of straight-line rent		(12.1)		6.5
Accretion expense		2.8		2.7
Amortization of deferred financing costs		6.5		7.1
Loss on extinguishment of debt		—		6.3
Income tax effect of adjustments[d]		—		0.8
AFFO attributable to OUTFRONT Media Inc.	$	311.3	$	205.1

(a) Variable commissions directly associated with billboard revenues.
(b) Gain related to the sale of our equity interests in certain of our subsidiaries (the "Sports Disposition"), which held all of the assets of our Sports Marketing operating segment. (See Item 8., Note 13. Acqui*sitions and Dispositions*: *Dispositions* to the Consolidated Financial Statements.)
(c) *Impairment charge* relates to an other-than-temporary decline in fair value of a cost-method investment.
(d) Income tax effect related to a Gain on disposition of non-real estate assets.

FFO attributable to OUTFRONT Media Inc. in 2022 of $325.2 million increased $130.1 million, or 67%, compared to 2021, due primarily to higher operating income, a provision for income taxes in 2022 compared to a benefit for income taxes in 2021, a loss on extinguishment of debt in 2021 and higher amortization of both real estate-related intangible assets and direct lease acquisition costs. AFFO attributable to OUTFRONT Media Inc. in 2022 of $311.3 million increased $106.2 million, or 52%, compared to 2021, due primarily to higher operating income, partially offset by the impact of straight-line rent.

Segment Results of Operations

We present Adjusted OIBDA as the primary measure of profit and loss for our reportable segments. (See the "Key Performance Indicators" section of this MD&A and Item 8., Note 19. *Segment Information* to the Consolidated Financial Statements.)

We currently manage our operations through two operating segments—U.S. Billboard and Transit, which is included in our *U.S. Media* reportable segment, and International. International does not meet the criteria to be a reportable segment and accordingly, is included in *Other*. Our segment reporting therefore includes *U.S. Media* and *Other*.

The following table presents our *Revenues*, Adjusted OIBDA and *Operating income* by segment in 2022 and 2021.

(in millions)	Year Ended December 31,			
	2022		2021	
Revenues:				
U.S. Media	$	1,673.9	$	1,382.0
Other		98.2		81.9
Total revenues	$	1,772.1	$	1,463.9
Operating income	$	287.7	$	168.3
Net (gain) loss on dispositions		0.2		(4.5)
Impairment charge		—		2.5
Depreciation		77.4		79.4
Amortization		73.3		66.0
Stock-based compensation[a]		33.8		28.6
Total Adjusted OIBDA	$	472.4	$	340.3
Adjusted OIBDA:				
U.S. Media	$	501.2	$	382.9
Other		20.6		10.4
Corporate		(49.4)		(53.0)
Total Adjusted OIBDA	$	472.4	$	340.3
Operating income (loss):				
U.S. Media	$	363.0	$	248.5
Other		7.9		1.4
Corporate		(83.2)		(81.6)
Total operating income	$	287.7	$	168.3

(a)   Stock-based compensation is classified as Corporate expense.

U.S. Media

(in millions, except percentages)	Year Ended December 31,			% Change
	2022		**2021**	
Revenues:				
Billboard	$	1,308.8	$ 1,116.1	17 %
Transit and other		365.1	265.9	37
Total revenues	$	1,673.9	$ 1,382.0	21
Organic revenues[a]:				
Billboard	$	1,297.8	$ 1,116.1	16
Transit and other		365.1	265.9	37
Total organic revenues[a]		1,662.9	1,382.0	20
Non-organic revenues:				
Billboard		11.0	—	*
Transit and other		—	—	*
Total non-organic revenues		11.0	—	*
Total revenues		1,673.9	1,382.0	21
Operating expenses		(856.4)	(733.2)	17
SG&A expenses		(316.3)	(265.9)	19
Adjusted OIBDA	$	501.2	$ 382.9	31
Adjusted OIBDA margin		30 %	28 %	
Operating income	$	363.0	$ 248.5	46
Net (gain) loss on dispositions		0.2	(1.5)	*
Impairment charge		—	2.5	*
Depreciation and amortization		138.0	133.4	3
Adjusted OIBDA	$	501.2	$ 382.9	31

* Calculation is not meaningful.
(a) Organic revenues exclude revenues associated with a significant acquisition ("non-organic revenues").

Total *U.S. Media* segment revenues increased $291.9 million, or 21%, in 2022 compared to 2021, due primarily to stronger transit revenues and higher billboard revenues. While transit revenues have increased, transit revenues remain below pre-COVID-19 pandemic levels, as overall ridership remains materially below pre-COVID-19 pandemic levels. We generated approximately 44% in 2022 and 42% in 2021 of our *U.S. Media* segment revenues from national advertising campaigns.

In 2022, non-organic revenues reflect the impact of a significant acquisition.

Billboard revenues in the *U.S. Media* segment increased $192.7 million, or 17%, in 2022 compared to 2021, reflecting an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services and the impact of new and lost billboards in the period, including acquisitions.

Organic billboard revenues in the *U.S. Media* segment increased $181.7 million, or 16%, in 2022 compared to 2021, primarily due to an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services and the net effect of new and lost billboards in the period, including insignificant acquisitions.

Transit and other revenues in the *U.S. Media* segment increased $99.2 million, or 37%, in 2022 compared to 2021, driven by an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services primarily due to an increase in transit ridership, partially offset by the loss of a transit franchise contract.

Organic transit and other revenues in the U.S. Media segment increased $99.2 million, or 37%, in 2022, compared to 2021, primarily driven by an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services primarily due to an increase in transit ridership, partially offset by the loss of a transit franchise contract.

Transit ridership remains materially below pre-COVID-19 pandemic levels in our largest transit markets and while we expect ridership and revenue to continue to grow, we do not expect to reach pre-COVID-19 pandemic levels in 2023.

Billboard property lease expenses in the *U.S. Media* segment represented 33% of billboard revenues in 2022 and 34% in 2021, and transit franchise expenses represented 68% of transit display revenues in 2022 and 74% in 2021. We expect transit franchise expenses, as a percentage of revenues, to decline in 2023, but remain above pre-COVID-19 pandemic levels, as a result of our expectation that revenues generated under the MTA agreement will be closer to a guaranteed minimum annual payment break-even level in 2023 than in 2022. Operating expenses in the *U.S. Media* segment increased $123.2 million, or 17%, in 2022 compared to 2021, primarily driven by higher transit franchise expenses and billboard lease costs associated with the increase in revenue, higher guaranteed minimum annual payments to the MTA, higher compensation-related expenses, higher posting and rotation costs, higher maintenance and utilities cost, driven by economic recovery from the COVID-19 pandemic and inflation-driven utility cost increases in 2022, and increased activity resulting in higher production and materials cost.

SG&A expenses in the *U.S. Media* segment increased $50.4 million, or 19%, in 2022 compared to 2021, primarily driven by higher compensation-related expenses, including commissions and salaries, driven by both business performance improvements during the period and the impact of the COVID-19 pandemic on 2021, a higher provision for doubtful accounts, increased post-COVID-19 pandemic travel resulting in higher travel and entertainment expenses, and higher professional fees, partially offset by the impact of market fluctuations on an equity-linked retirement plan offered by the Company to certain employees.

U.S. Media segment Adjusted OIBDA increased $118.3 million, or 31%, in 2022 compared to 2021. Adjusted OIBDA margin was 30% in 2022 and 28% in 2021. The increase in Adjusted OIBDA margins was due primarily to a higher increase in revenues compared to the increase in operating expenses, due to the fixed nature of certain billboard property lease expenses and the MTA being paid guaranteed minimum annual payments in both 2022 and 2021.

Other

(in millions, except percentages)	Year Ended December 31,					% Change
		2022			2021	
Revenues:						
Billboard	$	75.9	$		66.2	15 %
Transit and other		22.3			15.7	42
Total revenues	$	98.2	$		81.9	20
Organic revenues[a]:						
Billboard	$	75.9	$		63.3	20
Transit and other		22.3			15.2	47
Total organic revenues[a]		98.2			78.5	25
Non-organic revenues:						
Billboard		—			2.9	*
Transit and other		—			0.5	*
Total non-organic revenues		—			3.4	*
Total revenues		98.2			81.9	20
Operating expenses		(55.0)			(50.8)	8
SG&A expenses		(22.6)			(20.7)	9
Adjusted OIBDA	$	20.6	$		10.4	98
Adjusted OIBDA margin		21 %			13 %	
Operating income	$	7.9	$		1.4	*
Net gain on dispositions		—			(3.0)	*
Depreciation and amortization		12.7			12.0	6
Adjusted OIBDA	$	20.6	$		10.4	98

*   Calculation is not meaningful.
(a)   Organic revenues exclude the impact of foreign currency exchange rates ("non-organic revenues").

Total *Other* revenues increased $16.3 million, or 20%, in 2022 compared to 2021, reflecting an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services.

In 2021, non-organic revenues reflect the impact of foreign currency exchange rates.

Organic *Other* revenues increased $19.7 million, or 25%, in 2022, compared to 2021, driven by an increase in average revenue per display (yield) as we have experienced increases in overall demand for our services.

Other operating expenses increased $4.2 million, or 8%, in 2022 compared to 2021, driven by higher expenses in Canada. *Other* SG&A expenses increased $1.9 million, or 9%, in 2022 compared to 2021, primarily driven by higher expenses in Canada.

Other Adjusted OIBDA increased $10.2 million, or 98%, in 2022 compared to 2021, primarily driven by an increase in average revenue per display (yield).

Corporate

Corporate expenses primarily include expenses associated with employees who provide centralized services. Corporate expenses, excluding stock-based compensation, were $49.4 million in 2022 and $53.0 million in 2021. Corporate expenses decreased $3.6 million in 2022 compared to 2021, primarily due to the impact of market fluctuations on an unfunded equity-linked retirement plan offered by the Company to certain employees, partially offset by higher compensation-related expenses, including salaries, and higher professional fees.

Liquidity and Capital Resources

(in millions, except percentages)	As of December 31, 2022	2021	% Change
Assets:			
Cash and cash equivalents	$ 40.4	$ 424.8	(90)%
Receivables, less allowances of $20.2 in 2022 and $18.5 in 2021	315.5	310.5	2
Prepaid lease and franchise costs	9.1	12.5	(27)
Other prepaid expenses	19.8	17.8	11
Other current assets	5.6	11.7	(52)
Total current assets	390.4	777.3	(50)
Liabilities:			
Accounts payable	65.4	64.9	1
Accrued compensation	68.0	74.5	(9)
Accrued interest	31.1	30.7	1
Accrued lease and franchise costs	64.9	60.1	8
Other accrued expenses	47.6	40.3	18
Deferred revenues	35.3	30.9	14
Short-term debt	30.0	—	*
Short-term operating lease liabilities	188.1	187.5	—
Other current liabilities	21.2	18.8	13
Total current liabilities	551.6	507.7	9
Working capital	$ (161.2)	$ 269.6	*

* Calculation is not meaningful.

We continually project anticipated cash requirements for our operating, investing and financing needs as well as cash flows generated from operating activities available to meet these needs. Due to seasonal advertising patterns and influences on advertising markets, our revenues and operating income are typically highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers adjust their spending following the holiday shopping season. Further, certain of our municipal transit contracts require guaranteed minimum annual payments to be paid on a monthly or quarterly basis, as applicable.

Our short-term cash requirements primarily include payments for operating leases, guaranteed minimum annual payments, interest, capital expenditures, equipment deployment costs and dividends. Funding for short-term cash needs will come primarily from our cash on hand, operating cash flows, our ability to issue debt and equity securities, and borrowings under the Revolving Credit Facility (as defined below), the AR Facility (as defined below) or other credit facilities that we may establish, to the extent available.

In addition, as part of our growth strategy, we frequently evaluate strategic opportunities to acquire new businesses, assets or digital technology. Consistent with this strategy, we regularly evaluate potential acquisitions, ranging from small transactions to larger acquisitions, which transactions could be funded through cash on hand, additional borrowings, equity or other securities, or some combination thereof.

Our long-term cash needs include principal payments on outstanding indebtedness and commitments related to operating leases and franchise and other agreements, including any related guaranteed minimum annual payments, and equipment deployment costs. Funding for long-term cash needs will come from our cash on hand, operating cash flows, our ability to issue debt and equity securities, and borrowings under the Revolving Credit Facility or other credit facilities that we may establish, to the extent available.

Although we have taken several actions to date to preserve our financial flexibility and increase our liquidity, our short-term and long-term cash needs and related funding capability may be adversely affected by the current heightened levels of inflation and related economic environment if cash on hand and operating cash flows decrease in 2023, and our ability to issue debt and equity securities and/or borrow under our existing or new credit facilities on reasonable pricing terms, or at all, may become uncertain. (See the “Overview” section of this MD&A.)

Working capital was a deficit of $161.2 million as of December 31, 2022, compared to working capital of $269.6 million as of December 31, 2021, primarily driven by lower cash due to acquisitions (see Item 8., Note 13. *Acquisitions and Dispositions*: *Acquisitions* to the Consolidated Financial Statements).

Under the MTA agreement, which was amended in June 2020 and July 2021 (as amended, the "MTA Agreement"):

- *Deployments*. We must deploy, over a number of years, (i) 5,433 digital advertising screens on subway and train platforms and entrances, (ii) 15,896 smaller-format digital advertising screens on rolling stock, and (iii) 9,283 MTA communications displays, subject to modification as agreed-upon by us and the MTA. We are also obligated to deploy certain additional digital advertising screens and MTA communications displays in subway and train stations and rolling stock that the MTA may build or acquire in the future (collectively, the "New Inventory").

- *Recoupment of Equipment Deployment Costs.* We may retain incremental revenues that exceed an annual base revenue amount for the cost of deploying advertising and communications displays throughout the transit system. As presented in the table below, recoupable MTA equipment deployment costs are recorded as *Prepaid MTA equipment deployment costs* and *Intangible assets* on our Consolidated Statement of Financial Position, and as these costs are recouped from incremental revenues that the MTA would otherwise be entitled to receive, *Prepaid MTA equipment deployment costs* will be reduced. If incremental revenues generated over the term of the agreement are not sufficient to cover all or a portion of the equipment deployment costs, the costs will not be recouped, which could have an adverse effect on our business, financial condition and results of operations. If we do not recoup all costs of deploying advertising and communications screens with respect to the New Inventory by the end of the term of the MTA Agreement, the MTA will be obligated to reimburse us for these costs. Deployment costs in an amount not to exceed $50.7 million, which are deemed authorized before December 31, 2020, will be paid directly by the MTA. For any deployment costs deemed authorized after December 31, 2020, the MTA and the Company will no longer be obligated to directly pay 70% and 30% of the costs, respectively, and these costs will be subject to recoupment in accordance with the MTA Agreement. We did not recoup any equipment deployment costs in 2022 and we do not expect to recoup any equipment deployment costs in 2023. For 2023, we expect our MTA equipment deployment costs to be approximately $100.0 million and between 2023 and 2024, an aggregate of approximately $140.0 million.

- *Payments*. We must pay to the MTA the greater of a percentage of revenues or a guaranteed minimum annual payment. Our payment obligations with respect to guaranteed minimum annual payment amounts owed to the MTA resumed on January 1, 2021, in accordance with the terms of the MTA Agreement, and any guaranteed minimum annual payment amounts that would have been paid for the period from April 1, 2020 through December 31, 2020 (less any revenue share amounts actually paid during this period using an increased revenue share percentage of 65%) will instead be added in equal increments to the guaranteed minimum annual payment amounts owed for the period from January 1, 2022, through December 31, 2026. The MTA Agreement also provides that if prior to April 1, 2028 the balance of unrecovered costs of deploying advertising and communications screens throughout the transit system is equal to or less than zero, then in any year following the year in which such recoupment occurs (the "Recoupment Year"), the MTA is entitled to receive an additional payment equal to 2.5% of the annual base revenue amount for such year calculated in accordance with the MTA Agreement, provided that gross revenues in such year (i) were at least equal to the gross revenues generated in the Recoupment Year, and (ii) did not decline by more than 5% from the prior year.

- *Term*. In July 2021, we extended the initial 10-year term of the MTA Agreement to a 13-year initial term. We have the option to extend this initial 13-year term for an additional five-year period at the end of the 13-year initial term, subject to satisfying certain quantitative and qualitative conditions.

We may utilize cash on hand and/or incremental third-party financing to fund equipment deployment costs over the next couple of years. However, given the current heightened levels of inflation and related economic environment, we cannot reasonably estimate the aggregate financing amount, if any, at this time. As of December 31, 2022, we have issued surety bonds in favor of the MTA totaling approximately $136.0 million, which amount is subject to change as equipment installations are completed and revenues are generated. We expect transit franchise expenses, as a percentage of revenues, to decline in 2023 but remain above pre-COVID-19 pandemic levels. As indicated in the table below, we incurred $88.9 million related to MTA equipment deployment costs in 2022 (which includes equipment deployment costs related to future deployments), for a total of $535.9 million to date, of which $33.9 million had been recouped from incremental revenues to date and as of December 31, 2022, $49.1 million has been funded by the MTA. As of December 31, 2022, 14,153 digital displays had been installed, composed of 4,835 digital advertising screens on subway and train platforms and entrances, 5,022 smaller-format digital advertising screens on rolling stock and 4,296 MTA communications displays. In the fourth quarter of 2022, 496 installations occurred, for a total of 3,061 installations occurring in 2022.

(in millions)	Beginning Balance	Deployment Costs Incurred	Recoupment/ MTA Funding	Amortization	Ending Balance
Year Ended December 31, 2022:					
Prepaid MTA equipment deployment costs	$ 279.8	$ 83.4	$ —	$ —	$ 363.2
Other current assets	5.2	0.1	(3.7)	—	1.6
Intangible assets (franchise agreements)	63.0	5.4	—	(6.4)	62.0
Total	$ 348.0	$ 88.9	$ (3.7)	$ (6.4)	$ 426.8
Year Ended December 31, 2021:					
Prepaid MTA equipment deployment costs	$ 204.6	$ 75.2	$ —	$ —	$ 279.8
Other current assets	28.0	6.2	(29.0)	—	5.2
Intangible assets (franchise agreements)	58.4	14.5	—	(9.9)	63.0
Total	$ 291.0	$ 95.9	$ (29.0)	$ (9.9)	$ 348.0

On February 22, 2023, we announced that our board of directors approved a quarterly cash dividend of $0.30 per share on our common stock, payable on March 31, 2023, to stockholders of record at the close of business on March 3, 2023.

Debt

Debt, net, consists of the following:

(in millions, except percentages)	As of December 31, 2022	As of December 31, 2021
Short-term debt:		
AR Facility	$ 30.0	$ —
Total short-term debt	30.0	—
Long-term debt:		
Term loan, due 2026	598.6	598.2
Senior unsecured notes:		
6.250% senior unsecured notes, due 2025	400.0	400.0
5.000% senior unsecured notes, due 2027	650.0	650.0
4.250% senior unsecured notes, due 2029	500.0	500.0
4.625% senior unsecured notes, due 2030	500.0	500.0
Total senior unsecured notes	2,050.0	2,050.0
Debt issuance costs	(22.6)	(27.6)
Total long-term debt, net	2,626.0	2,620.6
Total debt, net	$ 2,656.0	$ 2,620.6
Weighted average cost of debt	5.2 %	4.3 %

(in millions)	Payments Due by Period				
	Total	2023	2024-2025	2026-2027	2028 and thereafter
Long-term debt	$ 2,650.0	$ —	$ 400.0	$ 1,250.0	$ 1,000.0
Interest	770.4	162.9	280.3	237.5	$ 89.7
Total	$ 3,420.4	$ 162.9	$ 680.3	$ 1,487.5	$ 1,089.7

Term Loan

The interest rate on the term loan due in 2026 (the "Term Loan") was 6.1% per annum as of December 31, 2022. As of December 31, 2022, a discount of $1.4 million on the Term Loan remains unamortized. The discount is being amortized through *Interest expense, net,* on the Consolidated Statement of Operations.

Revolving Credit Facility

We also have a $500.0 million revolving credit facility, which matures in 2024 (the "Revolving Credit Facility," together with the Term Loan, the "Senior Credit Facilities").

As of December 31, 2022, there were no outstanding borrowings under the Revolving Credit Facility.

The commitment fee based on the amount of unused commitments under the Revolving Credit Facility was $1.6 million in 2022, $1.8 million in 2021 and $1.4 million in 2020. As of December 31, 2022, we had issued letters of credit totaling approximately $6.4 million against the letter of credit facility sublimit under the Revolving Credit Facility.

Standalone Letter of Credit Facilities

As of December 31, 2022, we had issued letters of credit totaling approximately $75.8 million under our aggregate $81.0 million standalone letter of credit facilities. The total fees under the letter of credit facilities in 2022, 2021 and 2020 were immaterial.

Accounts Receivable Securitization Facilities

As of December 31, 2022, we have a $150.0 million revolving accounts receivable securitization facility (the "AR Facility"), which terminates in May 2025, unless further extended.

On June 1, 2022, the Company, certain subsidiaries of the Company and MUFG Bank, Ltd. ("MUFG") entered into an amendment to the agreements governing the AR Facility, pursuant to which the Company (i) increased the borrowing capacity under the AR Facility from $125.0 million to $150.0 million; (ii) extended the term of the AR Facility so that it now terminates on May 30, 2025, unless further extended; and (iii) increased the delinquency and termination ratios under the AR Facility for the tenure of the agreements to provide additional flexibility to the Company. The amendment to the agreements governing the AR Facility do not change how we account for the AR Facility as a collateralized financing activity.

In connection with the AR Facility, Outfront Media LLC and Outfront Media Outernet Inc., each a wholly-owned subsidiary of the Company, and certain of the Company's TRSs (the "Originators"), will sell and/or contribute their respective existing and future accounts receivable and certain related assets to either Outfront Media Receivables LLC, a special purpose vehicle and wholly-owned subsidiary of the Company relating to the Company's qualified REIT subsidiary accounts receivable assets (the "QRS SPV") or Outfront Media Receivables TRS, LLC a special purpose vehicle and wholly-owned subsidiary of the Company relating to the Company's TRS accounts receivable assets (the "TRS SPV" and together with the QRS SPV, the "SPVs"). The SPVs may transfer undivided interests in their respective accounts receivable assets to certain purchasers from time to time (the "Purchasers"). The SPVs are separate legal entities with their own separate creditors who will be entitled to access the SPVs' assets before the assets become available to the Company. Accordingly, the SPVs' assets are not available to pay creditors of the Company or any of its subsidiaries, although collections from the receivables in excess of amounts required to repay the Purchasers and other creditors of the SPVs may be remitted to the Company. Outfront Media LLC will service the accounts receivables on behalf of the SPVs for a fee. The Company has agreed to guarantee the performance of the Originators and Outfront Media LLC, in its capacity as servicer, of their respective obligations under the agreements governing the AR Facility. Neither the Company, the Originators nor the SPVs guarantee the collectability of the receivables under the AR Facility. Further, the TRS SPV and the QRS SPV are jointly and severally liable for their respective obligations under the agreements governing the AR Facility.

As of December 31, 2022, there were $30.0 million of outstanding borrowings under the AR Facility, at a borrowing rate of 5.4%. As of December 31, 2022, borrowing capacity remaining under the AR Facility was $120.0 million based on approximately $332.2 million of accounts receivable that could be used as collateral for the AR Facility in accordance with the agreements governing the AR Facility. The commitment fee based on the amount of unused commitments under the AR Facility was $0.3 million in 2022, and immaterial in each of 2021 and 2020.

Debt Covenants

Our credit agreement, dated as of January 31, 2014 (as amended, supplemented or otherwise modified, the "Credit Agreement"), governing the Senior Credit Facilities, the agreements governing the AR Facility, and the indentures governing our senior unsecured notes contain customary affirmative and negative covenants, subject to certain exceptions, including but not limited to those that restrict the Company's and its subsidiaries' abilities to (i) pay dividends on, repurchase or make distributions in respect to the Company's or its wholly-owned subsidiary, Outfront Media Capital LLC's capital stock or make other restricted payments other than dividends or distributions necessary for us to maintain our REIT status, subject to certain conditions and exceptions, (ii) enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany or third-party transfers, and (iii) incur additional indebtedness. One of the exceptions to the restriction on our ability to incur additional indebtedness is satisfaction of a Consolidated Total Leverage Ratio, which is the ratio of our consolidated total debt to our Consolidated EBITDA (as defined in the Credit Agreement) for the trailing four consecutive quarters, of no greater than 6.0 to 1.0. As of December 31, 2022, our Consolidated Total Leverage Ratio was 5.0 to 1.0 in accordance with the Credit Agreement.

The terms of the Credit Agreement (and under certain circumstances, the agreements governing the AR Facility) require that we maintain a Consolidated Net Secured Leverage Ratio, which is the ratio of (i) our consolidated secured debt (less up to $150.0 million of unrestricted cash) to (ii) our Consolidated EBITDA (as defined in the Credit Agreement) for the trailing four consecutive quarters, of no greater than 4.5 to 1.0. As of December 31, 2022, our Consolidated Net Secured Leverage Ratio was 1.1 to 1.0 in accordance with the Credit Agreement. As of December 31, 2022, we are in compliance with our debt covenants.

Deferred Financing Costs

As of December 31, 2022, we had deferred $24.6 million in fees and expenses associated with the Term Loan, Revolving Credit Facility, AR Facility and our senior unsecured notes. We are amortizing the deferred fees through *Interest expense, net,* on our Consolidated Statement of Operations over the respective terms of the Term Loan, Revolving Credit Facility, AR Facility and our senior unsecured notes.

Interest Rate Swap Agreements

We had an interest rate cash flow swap agreement to effectively convert a portion of our LIBOR-based variable rate debt to a fixed rate and hedge our interest rate risk related to such variable rate debt, which matured in June 2022. The fair value of this swap position was a net liability of approximately $0.4 million as of December 31, 2021, and is included in *Other current liabilities* on our Consolidated Statement of Financial Position.

Equity

At-the-Market Equity Offering Program

We have a sales agreement in connection with an "at-the-market" equity offering program (the "ATM Program"), under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering price of $300.0 million. We have no obligation to sell any of our common stock under the sales agreement and may at any time suspend solicitations and offers under the sales agreement. In 2022, no shares of our common stock were sold under the ATM Program. As of December 31, 2022, we had approximately $232.5 million of capacity remaining under the ATM Program.

Series A Preferred Stock Issuance

On April 20, 2020, we issued 400,000 shares of our Series A Convertible Perpetual Preferred Stock (the "Series A Preferred Stock"), par value $0.01 per share. The Series A Preferred Stock ranks senior to the shares of the Company's common stock with respect to dividend and distribution rights. Holders of the Series A Preferred Stock are entitled to a cumulative dividend accruing at the initial rate of 7.0% per year, payable quarterly in arrears, subject to increases as set forth in the Articles Supplementary, effective as of April 20, 2020 (the "Articles"). Dividends may, at the option of the Company, be paid in cash, in-kind, through the issuance of additional shares of Series A Preferred Stock or a combination of cash and in-kind, until April 20, 2028, after which time dividends will be payable solely in cash. So long as any shares of Series A Preferred Stock remain outstanding, the Company may not, without the consent of a specified percentage of holders of shares of Series A Preferred Stock, declare a dividend on, or make any distributions relating to, capital stock that ranks junior to, or on a parity basis with, the Series A Preferred Stock, subject to certain exceptions, including but not limited to (i) any dividend or distribution in cash or capital stock of the Company on or in respect of the capital stock of the Company to the extent that such dividend or distribution is necessary to maintain the Company's status as a REIT; and (ii) any dividend or distribution in cash in respect of our common stock that, together with the dividends or distributions during the 12-month period immediately preceding such dividend or distribution, is not in excess of 5% of the aggregate dividends or distributions paid by the Company necessary to maintain its REIT status during such 12-month period. If any dividends or distributions in respect of the shares of our common stock are paid in cash, the shares of Series A Preferred Stock will participate in the dividends or distributions on an as-converted basis up to the amount of their accrued dividend for such quarter, which amounts will reduce the dividends payable on the shares of Series A Preferred Stock dollar-for-dollar for such quarter. The Series A Preferred Stock is convertible at the option of any holder at any time into shares of our common stock at an initial conversion price of $16.00 per share and an initial conversion rate of 62.50 shares of our common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments and a share cap as set forth in the Articles. Subject to certain conditions set forth in the Articles (including a change of control), each of the Company and the holders of the Series A Preferred Stock may convert or redeem the Series A Preferred Stock at the prices set forth in the Articles, plus any accrued and unpaid dividends.

Cash Flows

The following table sets forth our cash flows in 2022 and 2021.

| (in millions, except percentages) | Year Ended December 31, | | % |
	2022	2021	Change
Cash provided by operating activities	$ 254.1	$ 98.8	157 %
Cash used for investing activities	(449.5)	(224.0)	101
Cash used for financing activities	(188.0)	(162.2)	16
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1.0)	0.2	*
Net decrease to cash, cash equivalents and restricted cash	$ (384.4)	$ (287.2)	34

*   Calculation is not meaningful.

Cash provided by operating activities increased $155.3 million, or 157%, in 2022 compared to 2021, due primarily to higher net income in 2022 compared to 2021 due to increases in overall demand for our services and improved cash collections, partially offset by the timing of payments and an increase in prepaid MTA equipment deployment costs. In 2022, we paid net cash of $79.8 million related to MTA equipment deployment costs and installed 3,061 digital displays. In 2021, we paid $52.4 million related to MTA equipment deployment costs and installed 3,712 digital displays.

Cash used for investing activities increased $225.5 million, or 101%, in 2022 compared to 2021, due primarily to higher cash paid for acquisitions, primarily related to an acquisition in the second quarter of 2022 (see Item 8., Note 13. *Acquisitions and Dispositions*: *Acquisitions* to the Consolidated Financial Statements) and higher cash paid for capital expenses, partially offset by lower cash paid for MTA franchise rights.

The following table presents our capital expenditures in 2022 and 2021.

| (in millions, except percentages) | Year Ended December 31, | | % Change |
	2022	2021	
Growth	$ 64.3	$ 48.5	33 %
Maintenance	25.5	25.3	1
Total capital expenditures	$ 89.8	$ 73.8	22

Capital expenditures increased $16.0 million, or 22%, in 2022 compared to 2021, primarily due to growth in digital displays, increased maintenance spending for billboard display and safety upgrades, and office remodel projects, partially offset by lower spending on software and technology, and vehicles.

For the full year of 2023, we expect our capital expenditures to be approximately $90.0 million, which will be used primarily for growth in digital displays, software and technology, the renovation of certain office facilities, safety-related projects and maintenance. This estimate does not include equipment deployment costs that will be incurred in connection with the MTA agreement (as described above), which will be recorded as *Prepaid MTA equipment deployment costs* and *Intangible assets* on our Consolidated Statement of Financial Position, as applicable.

Cash used by financing activities increased $25.8 million, or 16%, in 2022 compared to 2021. In 2022, we drew $30.0 million of borrowings on the AR Facility and paid total cash dividends of $205.8 million on our common stock, the Series A Preferred Stock and vested restricted share units granted to employees. In 2021, we made a repayment of $80.0 million under a 364-day structured repurchase facility, which was not extended, and paid total cash dividends of $57.5 million on the Series A Preferred Stock, our common stock and vested restricted share units granted to employees.

Cash paid for income taxes was $3.3 million in 2022 and $1.7 million in 2021. The increase was due primarily to improved results in Canada.

Contractual Obligations

We have agreements with municipalities and transit operators which entitle us to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment. Guaranteed minimum annual payments are generally paid monthly. (See Item 8., Note 18. *Commitments and Contingencies* to the Consolidated Financial Statements.)

Total future minimum payments for rental payments under operating leases for billboard sites, office space and equipment of $2,215.1 million include $2,104.3 million for our billboard sites. (See Item 8., Note 5. *Leases* to the Consolidated Financial Statements.)

As of December 31, 2022, we had long-term debt of approximately $2.7 billion. Interest on the Term Loan is variable. For illustrative purposes, we are assuming an interest rate of 6.1% for all years, which reflects the interest rate as of December 31, 2022. An increase or decrease of 1/4% in the interest rate will change the annual interest expense by $1.5 million. (See Item 8., Note 8. *Debt* to the Consolidated Financial Statements.)

In 2023, we do not expect to contribute to our defined benefit pension plans. Contributions to our defined benefit pension plans were $0.2 million in 2021. (See Item 8., Note 15. *Retirement Benefits* to the Consolidated Financial Statements.)

Off-Balance Sheet Arrangements

Our off-balance sheet commitments primarily consist of guaranteed minimum annual payments. (See Item 8., Note 18. *Commitments and Contingencies* to the Consolidated Financial Statements for information about our off-balance sheet commitments.)

Critical Accounting Policies

The preparation of our financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates, which are based on historical experience and on various assumptions that we believe are reasonable under the circumstances, including the impact of extraordinary events. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

We consider the following accounting policies to be the most critical as they are significant to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a summary of our significant accounting policies, see Item 8., Note 2. *Summary of Significant Accounting Policies* to the Consolidated Financial Statements.

MTA Agreement

Under the MTA agreement, we are obligated to deploy, over a number of years, (i) 5,433 digital advertising screens on subway and train platforms and entrances, (ii) 15,896 smaller-format digital advertising screens on rolling stock, and (iii) 9,283 MTA communications displays, with such deployment amounts being subject to modification as agreed-upon by us and the MTA. In addition, we are entitled to generate revenue through the sale of advertising on transit advertising displays and incur transit franchise expenses, which are calculated based on contractually stipulated percentages of revenue generated under the contract, subject to a minimum guarantee.

Title of the various digital displays transfers to the MTA on installation, therefore the cost of deploying these screens throughout the transit system does not represent our property and equipment. The portion of recoupable MTA equipment deployment costs expected to be reimbursed from transit franchise fees that would otherwise be payable to the MTA are recorded as *Prepaid MTA equipment deployment costs* on the Consolidated Statement of Financial Position and charged to operating expenses as advertising revenue is generated. The short-term portion of *Prepaid MTA equipment deployment costs* represents the costs that we expect to recover from the MTA in the next twelve months. The portion of deployment costs expected to be reimbursed from advertising revenues that would otherwise be retained by us under the contract are recorded as *Intangible assets* on the Consolidated Statement of Financial Position and charged to amortization expense on a straight-line basis over the contract period. We assess the recoverability of the MTA contract on an as-needed basis and apply significant judgment in assessing factors to determine if there is an indication that the revenues expected to be generated over the term of the agreement will be sufficient to cover all or a portion of the equipment deployment costs, including evaluating macroeconomic conditions, industry trends, and events specific to the Company, including monitoring the Company's actual installation of digital displays against the deployment schedule. Additionally, we assess these factors by comparing revenue projections of the deployed digital displays to actual financial results.

If we do not generate sufficient advertising revenues from the MTA contract, there is a risk that the related *Prepaid MTA equipment deployment costs* and *Intangible assets* may not be recoverable. Management assesses the prepaid MTA equipment deployment costs for recoverability on a quarterly basis. This assessment requires evaluating qualitative and quantitative factors to determine if there is an indication that the carrying amount may not be recoverable. Management applies significant judgment in assessing these factors, including evaluating macroeconomic conditions, industry trends, and events specific to the Company, including monitoring the Company's actual installation of digital displays against the initial deployment schedule.

Additionally, management assesses quantitative factors by comparing revenue projections of the deployed digital displays to actual financial results. In 2022, we updated our projections and did not identify a triggering event for an impairment review of our *Prepaid MTA equipment deployment costs*. The assumptions and estimates included in our analysis require significant judgment about future events, market conditions and financial performance. Actual results may differ from our assumptions. We currently expect to recoup all equipment deployment costs spent to date and projected to be spent by the end of the base term of our agreement with the MTA. If projected incremental revenues generated over the term of the MTA agreement are not achieved to cover all or a portion of the equipment deployment costs, the costs will not be recouped, which could result in impairment charges and/or future deployment costs being expensed as incurred.

Goodwill

We test goodwill qualitatively and/or quantitatively at the reporting-unit level annually for impairment as of October 31 of each year and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. A qualitative test assesses macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other relevant entity specific events, as well as events affecting a reporting unit. If after the qualitative assessment, we determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. We may also choose to only perform a quantitative assessment. We compute the estimated fair value of each reporting unit for which we perform a quantitative assessment by using an income approach. Under the income approach, the fair value is determined using a discounted cash flow model. Our discounted cash flow value is calculated by adding the present value of the estimated annual cash flows over a discrete projection period to the terminal value, which represents the value of the projected cash flows beyond the discrete projection period. Our discounted cash flow model requires us to use significant estimates and assumptions such as projected revenue growth rates, terminal growth rates, billboard lease and transit franchise expenses, other operating and selling, general and administrative expenses, capital expenditures, contract renewals and extensions, and discount rates. The estimated growth rates, operating margins and capital expenditures for the projection period are based on our internal forecasts of future performance as well as historical trends. The terminal value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates represent the weighted average cost of capital derived using known and estimated market metrics.

In the fourth quarter of 2022, we performed a qualitative assessment on our U.S. Billboard and Canadian reporting units as the estimated fair value of those reporting units substantially exceeded carrying value and there were no factors indicating that it was more likely than not that those reporting units were impaired. We performed a quantitative assessment on our U.S. Transit and Other reporting unit, for which the fair value exceeded carrying value by approximately 28%. As of December 31, 2022, goodwill associated with our U.S. Transit and Other reporting unit was $47.6 million.

In our discounted cash flow model assumptions and estimates, revenue in our U.S. Transit and Other reporting unit after growing by 37% in 2022 is projected to grow at a compound annual growth rate in the high teens through 2026 before leveling off to a normalized growth rate in the mid-single digits over the remaining forecast period, driven by continued recovery of the transit market as ridership climbs toward pre-COVID-19 levels and expected revenue generation from our significant digital deployment in the MTA and other transit systems. We are also assuming that we will be able to renew significant transit franchise agreements. Regarding the MTA agreement, we are assuming that the five-year extension to the base term will be exercised by us. However, we are not assuming any extension or renewal beyond that time. We utilized a discount rate of 11%.

We performed a sensitivity analysis to determine how our assumptions impact the goodwill impairment assessment. Our plan to grow revenues is highly dependent on the recovery of transit ridership to pre-COVID-19 levels and the success of our digital deployment strategy. Failure of transit ridership to recover and/or our inability to fully execute on our digital deployment strategy could result in impairment charges. In addition, the loss of significant transit franchise agreements or our inability to qualify for the five-year extension to the MTA agreement could result in impairment charges. Holding all other assumptions constant, a change in the discount rate of 1% would result in a change in value of $50.6 million.

While our current projections supported no impairment of goodwill in our U.S. Transit and Other reporting unit in the fourth quarter of 2022, given the sensitivities around the assumptions used in the calculation of the U.S. Transit and Other reporting unit's projected cash flows, it is possible that impairment charges could be incurred in the future.

There can be no assurance that these estimates and assumptions will prove to be an accurate prediction of the future, and a downward revision of these estimates and/or assumptions would decrease the fair values of our reporting units, which could result in additional impairment charges in the future.

Long-Lived Assets

We report long-lived assets, including billboard advertising structures, other property, plant and equipment and intangible assets, at historical cost less accumulated depreciation and amortization. We depreciate or amortize these assets over their estimated useful lives, which generally range from three to 40 years. For billboard advertising structures, we estimate the useful lives based on the estimated economic life of the asset. Transit fixed assets are depreciated over the shorter of their estimated useful lives or the related contractual term. Our long-lived identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements, which grant us the right to operate out-of-home advertising structures in specified locations and the right to provide advertising displays on railroad and municipal transit properties. Our long-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which is the respective life of the agreement and in some cases includes an estimation for renewals, which is based on historical experience.

Long-lived assets subject to depreciation and amortization are also reviewed for impairment when events and circumstances indicate that the long-lived asset might be impaired, by comparing the forecasted undiscounted cash flows to be generated by those assets to the carrying values of those assets. The significant assumptions we use to determine the useful lives and fair values of long-lived assets include contractual commitments, regulatory requirements, future expected cash flows and industry growth rates, as well as future salvage values.

We test for long-lived asset impairment whenever there is an indication that the carrying amount of the asset group may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the respective asset's carrying value, excluding any impacts from foreign currency translation adjustments reflected in *Accumulated other comprehensive loss* on the Consolidated Statement Financial Position in conformity with GAAP. The amount of impairment loss, if any, will be measured by the difference between the net carrying value and the estimated fair value of the asset and recognized as a non-cash charge. Long-lived assets held for sale are required to be measured at the lower of their carrying value (including unrecognized foreign currency translation adjustment losses) or fair value less cost to sell.

Accounting Standards

See Item 8., Note 2. *Summary of Significant Accounting Policies* to the Consolidated Financial Statements, for information about adoption of new accounting standards and recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk related to commodity prices and foreign currency exchange rates, and to a limited extent, interest rates and credit risks.

Commodity Price Risk

We incur various operating costs that are subject to price risk caused by volatility in underlying commodity values. Commodity price risk is present in electricity costs associated with powering our digital billboard displays and lighting our traditional static billboard displays at night.

We do not currently use derivatives or other financial instruments to mitigate our exposure to commodity price risk. However, we do enter into contracts with commodity providers to limit our exposure to commodity price fluctuations. For the year ended December 31, 2022, such contracts accounted for 6.2% of our total utility costs. As of December 31, 2022, we had active electricity purchase agreements with fixed contract rates for locations in Illinois and Texas, which expire at various dates through May 2025.

Foreign Exchange Risk

Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating our Canadian business' statements of earnings and statements of financial position from functional currency to our reporting currency (the U.S. Dollar) for consolidation purposes. Any gain or loss on translation is included within comprehensive income and *Accumulated other comprehensive income* on our Consolidated Statement of Financial Position. The functional currency of our international subsidiaries is their respective local currency. As of December 31, 2022, we have $9.2 million of unrecognized foreign currency translation losses included within *Accumulated other comprehensive loss* on our Consolidated Statement of Financial Position.

Substantially all of our transactions at our Canadian subsidiary are denominated in their local functional currency, thereby reducing our risk of foreign currency transaction gains or losses.

We do not currently use derivatives or other financial instruments to mitigate foreign currency risk, although we may do so in the future.

Interest Rate Risk

We are subject to interest rate risk to the extent we have variable-rate debt outstanding, including under our Senior Credit Facilities and the AR Facility.

As of December 31, 2022, we had a $600.0 million variable-rate Term Loan due 2026 outstanding, which has an interest rate of 6.1% per year. An increase or decrease of 1/4% in our interest rate on the Term Loan will change our annualized interest expense by approximately $1.5 million.

As of December 31, 2022, there were $30.0 million of outstanding borrowings under the AR Facility, at a borrowing rate of 5.4%. An increase or decrease of 1/4% in our interest rate on the AR Facility will change our annualized interest expense by approximately $0.1 million.

We are not currently using derivatives or other financial instruments to mitigate interest rate risk, although we may do so in the future.

Credit Risk

In the opinion of our management, credit risk is limited due to the large number of customers and advertising agencies utilized. We perform credit evaluations on our customers and agencies and believe that the allowances for credit losses are adequate. We experienced an increase in credit losses during the COVID-19 pandemic and accordingly, we recorded additional provisions for doubtful accounts in prior years. Provisions for doubtful accounts have increased in 2022 compared to prior years, driven by increased business activity and therefore, we expect provisions for doubtful accounts to continue to increase in 2023. We do not currently use derivatives or other financial instruments to mitigate credit risk.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of OUTFRONT Media Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of OUTFRONT Media Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for the MTA Agreement

As described in Notes 2 and 18 to the consolidated financial statements, the Company has an agreement with the New York Metropolitan Transportation Authority ("MTA"). Under the MTA agreement, as amended in June 2020 and July 2021, the Company is obligated to incur the costs and deploy, over a number of years, certain digital advertising screens and MTA communications displays, with such deployment amounts being subject to modification as agreed-upon by the Company and the MTA. Title of the various digital displays transfers to the MTA on installation. As disclosed by management, the Company is entitled to generate revenue through the sale of advertising on transit advertising displays and incurs transit franchise fees payable to the MTA, which are calculated based on a percentage of the advertising revenues generated under the contract, subject to a minimum guarantee. The Company's payment obligations with respect to guaranteed minimum annual payment amounts owed to the MTA resumed on January 1, 2021, in accordance with the terms of the MTA agreement, and any guaranteed minimum annual payment amounts that would have been paid for the period from April 1, 2020 through December 31, 2020 (less any revenue share amounts actually paid during this period using an increased revenue share percentage of 65%) will instead be added in equal increments to the guaranteed minimum annual payment amounts owed for the period from January 1, 2022, through December 31, 2026. As amended in July 2021, (i) the initial 10-year term of the MTA agreement was extended to a 13-year initial term. The Company has the option to extend this initial 13-year term for an additional five-year period at the end of the 13-year initial term, subject to satisfying certain quantitative and qualitative conditions; and (ii) for any deployment costs deemed authorized after December 31, 2020, the MTA and the Company will no longer be obligated to directly pay 70% and 30% of the costs, respectively, and these costs will be subject to recoupment in accordance with the MTA agreement. The Company did not recoup any equipment deployment costs in 2022. The portion of deployment costs expected to be reimbursed from transit franchise fees that would otherwise be payable to the MTA are recorded as prepaid MTA equipment deployment costs, which were $363.2 million as of December 31, 2022. The portion of deployment costs expected to be reimbursed from advertising revenues that would otherwise be retained by the Company are recorded as intangible assets, which were $62.0 million as of December 31, 2022. Management assesses the recoverability of the MTA contract on an as-needed basis and applies significant judgment in assessing factors to determine if there is an indication that the revenues expected to be generated over the term of the agreement will not be sufficient to cover all or a portion of the equipment deployment costs, including evaluating macroeconomic conditions, industry trends, and events specific to the Company, including monitoring the Company's actual installation of digital displays against the deployment schedule. Additionally, management's assessment includes a comparison of revenue projections of the deployed digital displays to actual financial results.

The principal consideration for our determination that performing procedures relating to accounting for the MTA agreement is a critical audit matter is a high degree of auditor effort in performing procedures related to the ongoing accounting for performance under the agreement.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's ongoing accounting for performance under the MTA agreement. These procedures also included, among others (i) determining whether there have been amendments in the current year and evaluating the impact of any such amendments, (ii) evaluating the actual revenue generated from the deployed digital displays in comparison to management's revenue projections from the prior year, (iii) evaluating the Company's installation of digital displays against the deployment schedule, and (iv) evaluating whether there were any adverse or negative factors that would impact the revenue projections related to the impact of macroeconomic conditions, industry trends, and events specific to the Company.

Goodwill Impairment Assessment - U.S. Transit and Other Reporting Unit

As described in Notes 2 and 4 to the consolidated financial statements, the Company's goodwill balance was $2,076.4 million as of December 31, 2022, and the goodwill balance associated with the U.S. Transit and Other reporting unit was $47.6 million. Management tests goodwill qualitatively and/or quantitatively at the reporting-unit level annually for impairment as of October 31 of each year and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Management computes the estimated fair value of each reporting unit for which they perform a quantitative assessment using the income approach. Under the income approach, the fair value is determined using a discounted cash flow model by adding the present value of the estimated annual cash flows over a discrete projection period to the terminal value, which represents the value of the projected cash flows beyond the discrete projection period. This requires management to use significant estimates and assumptions such as projected revenue growth rates, terminal growth rates, billboard lease and transit franchise expenses, other operating and selling, general, and administrative expenses, capital expenditures, contract renewals and extensions and discount rates. The projected revenue growth rates, billboard lease and transit franchise expenses, other operating and selling, general, and administrative expenses, capital expenditures, and contract renewals and extensions for the projection period are based on internal forecasts of future performance as well as historical trends. The terminal value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates represent the weighted average cost of capital derived using known and estimated market metrics.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the U.S. Transit and Other reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the U.S. Transit and Other reporting unit; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the projected revenue growth rates, other operating and selling, general, and administrative expenses and the contract renewals and extensions and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the U.S. Transit and Other reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting unit, (ii) evaluating the appropriateness of the discounted cash flow model, (iii) testing the completeness and accuracy of data used in the discounted cash flow model, and (iv) evaluating the reasonableness of significant assumptions used by management related to the projected revenue growth rates, other operating and selling, general, and administrative expenses and the contract renewals and extensions. Evaluating management's assumptions related to the projected revenue growth rates, other operating and selling, general and administrative expenses and the contract renewals and extensions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 23, 2023

We have served as the Company's auditor since 2008.

OUTFRONT Media Inc.
Consolidated Statements of Financial Position

(in millions)		As of December 31, 2022		As of December 31, 2021
Assets:				
Current assets:				
Cash and cash equivalents	$	40.4	$	424.8
Receivables, less allowances of $20.2 in 2022 and $18.5 in 2021		315.5		310.5
Prepaid lease and franchise costs		9.1		12.5
Other prepaid expenses		19.8		17.8
Other current assets		5.6		11.7
Total current assets		390.4		777.3
Property and equipment, net (Note 3)		699.8		647.9
Goodwill (Note 4)		2,076.4		2,077.8
Intangible assets (Note 4)		858.5		614.9
Operating lease assets (Note 5)		1,562.6		1,485.5
Prepaid MTA equipment deployment costs (Note 18)		363.2		279.8
Other assets		39.1		41.5
Total assets	$	5,990.0	$	5,924.7
Liabilities:				
Current liabilities:				
Accounts payable	$	65.4	$	64.9
Accrued compensation		68.0		74.5
Accrued interest		31.1		30.7
Accrued lease and franchise costs		64.9		60.1
Other accrued expenses		47.6		40.3
Deferred revenues		35.3		30.9
Short-term debt (Note 8)		30.0		—
Short-term operating lease liabilities (Note 5)		188.1		187.5
Other current liabilities		21.2		18.8
Total current liabilities		551.6		507.7
Long-term debt, net (Note 8)		2,626.0		2,620.6
Deferred income tax liabilities, net (Note 16)		15.2		17.2
Asset retirement obligation (Note 6)		37.8		36.4
Operating lease liabilities (Note 5)		1,369.0		1,308.4
Other liabilities		41.2		43.9
Total liabilities		4,640.8		4,534.2
Commitments and contingencies (Note 18)				
Preferred stock (2022 - 50.0 shares authorized, and 0.1 shares of Series A Preferred Stock issued and outstanding; 2021 - 50.0 shares authorized, and 0.4 shares of Series A Preferred Stock issued and outstanding) (Note 10)		119.8		383.4
Stockholders' equity (Note 10):				
Common stock 2022 - 450.0 shares authorized, and 164.2 shares issued and outstanding; 2021 - 450.0 shares authorized, and 145.6 shares issued or outstanding)		1.6		1.5
Additional paid-in capital		2,416.3		2,119.0
Distribution in excess of earnings		(1,183.4)		(1,122.0)
Accumulated other comprehensive loss (Note 9)		(9.1)		(4.4)
Total stockholders' equity		1,225.4		994.1
Non-controlling interests		4.0		13.0
Total equity		1,349.2		1,390.5
Total liabilities and equity	$	5,990.0	$	5,924.7

See accompanying notes to consolidated financial statements.

OUTFRONT Media Inc.
Consolidated Statements of Operations

(in millions, except per share amounts)		Year Ended December 31,				
		2022		2021		2020
Revenues:						
Billboard	$	1,384.7	$	1,182.3	$	978.6
Transit and other		387.4		281.6		257.7
Total revenues		1,772.1		1,463.9		1,236.3
Expenses:						
Operating		911.4		784.0		710.8
Selling, general and administrative		422.1		368.2		315.1
Restructuring charges (Note 12)		—		—		5.8
Net (gain) loss on dispositions		0.2		(4.5)		(13.7)
Impairment charge		—		2.5		—
Depreciation		77.4		79.4		84.5
Amortization		73.3		66.0		61.3
Total expenses		1,484.4		1,295.6		1,163.8
Operating income		287.7		168.3		72.5
Interest expense, net		(131.8)		(130.4)		(131.1)
Loss on extinguishment of debt		—		(6.3)		—
Other income (loss), net		(0.2)		—		0.1
Income (loss) before benefit (provision) for income taxes and equity in earnings of investee companies		155.7		31.6		(58.5)
Benefit (provision) for income taxes		(9.4)		3.4		(1.1)
Equity in earnings of investee companies, net of tax		2.8		1.4		(0.6)
Net income (loss) before allocation to non-controlling interests		149.1		36.4		(60.2)
Net income attributable to non-controlling interests		1.2		0.8		0.8
Net income (loss) attributable to OUTFRONT Media Inc.	$	147.9	$	35.6	$	(61.0)
Net income (loss) per common share:						
Basic	$	0.84	$	0.05	$	(0.56)
Diluted	$	0.84	$	0.05	$	(0.56)
Weighted average shares outstanding:						
Basic		161.1		145.4		144.3
Diluted		161.8		146.1		144.3

See accompanying notes to consolidated financial statements.

OUTFRONT Media Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in millions)		Year Ended December 31,				
		2022		2021		2020
Net income (loss) before allocation to non-controlling interests	$	149.1	$	36.4	$	(60.2)
Net income attributable to non-controlling interests		1.2		0.8		0.8
Net income (loss) attributable to OUTFRONT Media Inc.		147.9		35.6		(61.0)
Other comprehensive income (loss), net of tax:						
Cumulative translation adjustments		(7.9)		—		3.1
Net actuarial gain (loss)		2.8		8.4		(2.4)
Change in fair value of interest rate swap agreements		0.4		5.2		(1.0)
Total other comprehensive income (loss), net of tax		(4.7)		13.6		(0.3)
Total comprehensive income (loss)	$	143.2	$	49.2	$	(61.3)

See accompanying notes to consolidated financial statements.

OUTFRONT Media Inc.
Consolidated Statements of Equity

					Stockholders' Equity					
(in millions, except per share amounts)	Shares of Series A Preferred Stock	Series A Preferred Stock ($0.01 per share par value)	Shares of Common Stock	Common Stock $0.01 per share par value)	Additional Paid-In Capital	Distribution in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Non-Controlling Interests	Total Equity
Balance as of December 31, 2019	—	$ —	143.6	$ 1.4	$ 2,074.7	$ (964.6)	$ (17.7)	$ 1,093.8	$ 32.6	$ 1,126.4
Net income	—	—	—	—	—	(61.0)	—	(61.0)	0.8	(60.2)
Other comprehensive loss	—	—	—	—	—	—	(0.3)	(0.3)	—	(0.3)
Stock-based payments:										
Vested	—	—	1.1	—	—	—	—	—	—	—
Amortization	—	—	—	—	23.8	—	—	23.8	—	23.8
Shares paid for tax withholding for stock-based payments	—	—	(0.4)	—	(12.8)	—	—	(12.8)	—	(12.8)
New share issues	0.4	383.4	—	—	—	—	—	—	—	383.4
Class A equity interest redemptions	—	—	0.2	—	5.1	—	—	5.1	(5.1)	—
Series A Preferred Stock dividends 7%)	—	—	—	—	—	(19.5)	—	(19.5)	—	(19.5)
Dividends ($0.38 per share)	—	—	—	—	—	(55.3)	—	(55.3)	—	(55.3)
Other	—	—	—	—	—	—	—	—	(1.8)	(1.8)
Balance as of December 31, 2020	0.4	383.4	144.5	1.4	2,090.8	(1,100.4)	(18.0)	973.8	26.5	1,383.7
Net income	—	—	—	—	—	35.6	—	35.6	0.8	36.4
Other comprehensive income	—	—	—	—	—	—	13.6	13.6	—	13.6
Stock-based payments:										
Vested	—	—	1.1	0.1	—	—	—	0.1	—	0.1
Amortization	—	—	—	—	28.6	—	—	28.6	—	28.6
Shares paid for tax withholding for stock-based payments	—	—	(0.5)	—	(8.9)	—	—	(8.9)	—	(8.9)
Class A equity interest redemptions	—	—	0.5	—	11.8	—	—	11.8	(11.8)	—
Series A Preferred Stock dividends 7%)	—	—	—	—	—	(28.0)	—	(28.0)	—	(28.0)
Dividends ($0.20 per share)	—	—	—	—	—	(29.2)	—	(29.2)	—	(29.2)
Other	—	—	—	—	(3.3)	—	—	(3.3)	(2.5)	(5.8)
Balance as of December 31, 2021	0.4	$ 383.4	145.6	$ 1.5	$ 2,119.0	$ (1,122.0)	$ (4.4)	$ 994.1	$ 13.0	$ 1,390.5

OUTFRONT Media Inc.
Consolidated Statements of Equity (Continued)

			Stockholders' Equity							
(in millions, except per share amounts)	Shares of Series A Preferred Stock	Series A Preferred Stock ($0.01 per share par value)	Shares of Common Stock	Common Stock ($0.01 per share par value)	Additional Paid-In Capital	Distribution in Excess of Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Non-Controlling Interests	Total Equity
Balance as of December 31, 2021	0.4	$ 383.4	145.6	$ 1.5	$ 2,119.0	$ (1,122.0)	$ (4.4)	$ 994.1	$ 13.0	$ 1,390.5
Net income	—	—	—	—	—	147.9	—	147.9	1.2	149.1
Other comprehensive loss	—	—	—	—	—	—	(4.7)	(4.7)	—	(4.7)
Stock-based payments:										
Vested	—	—	1.2	—	—	—	—	—	—	—
Amortization	—	—	—	—	33.8	—	—	33.8	—	33.8
Shares paid for tax withholding for stock-based payments	—	—	(0.4)	—	(11.8)	—	—	(11.8)	—	(11.8)
Class A equity interest redemptions	—	—	0.4	—	8.6	—	—	8.6	(8.6)	—
Series A Preferred Stock conversions	(0.3)	(266.8)	17.4	0.1	266.7	—	—	266.8	—	—
Series A Preferred Stock dividends 7%)	—	3.2	—	—	—	(12.0)	—	(12.0)	—	(8.8)
Dividends ($1.20 per share)	—	—	—	—	—	(197.3)	—	(197.3)	—	(197.3)
Other	—	—	—	—	—	—	—	—	(1.6)	(1.6)
Balance as of December 31, 2022	0.1	$ 119.8	164.2	$ 1.6	$ 2,416.3	$ (1,183.4)	$ (9.1)	$ 1,225.4	$ 4.0	$ 1,349.2

See accompanying notes to consolidated financial statements.

OUTFRONT Media Inc.
Consolidated Statements of Cash Flows

(in millions)		Year Ended December 31,				
		2022		2021		2020
Operating activities:						
Net income (loss) attributable to OUTFRONT Media Inc.	$	147.9	$	35.6	$	(61.0)
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:						
Net income attributable to non-controlling interests		1.2		0.8		0.8
Depreciation and amortization		150.7		145.4		145.8
Deferred tax (benefit) provision		4.7		(4.7)		(2.8)
Stock-based compensation		33.8		28.6		23.8
Provision (recovery) for doubtful accounts		4.9		(4.0)		20.1
Accretion expense		2.8		2.7		2.6
Net (gain) loss on dispositions		0.2		(4.5)		(13.7)
Impairment charge		—		2.5		—
Loss on extinguishment of debt		—		6.3		—
Equity in earnings of investee companies, net of tax		(2.8)		(1.4)		0.6
Distributions from investee companies		1.9		0.7		2.2
Amortization of deferred financing costs and debt discount and premium		6.5		7.1		6.6
Change in assets and liabilities, net of investing and financing activities:						
(Increase) decrease in receivables		(11.2)		(94.6)		60.8
Increase in prepaid MTA equipment deployment costs		(83.4)		(75.2)		(33.1)
(Increase) decrease in prepaid expenses and other current assets		6.0		15.0		(25.5)
Increase (decrease) in accounts payable and accrued expenses		(0.3)		38.9		(12.7)
Increase (decrease) in operating lease assets and liabilities		(15.4)		0.4		10.7
Increase in deferred revenues		4.5		1.4		0.9
Increase (decrease) in income taxes		1.3		(0.4)		0.5
Other, net		0.8		(1.8)		4.0
Net cash flow provided by operating activities		254.1		98.8		130.6
Investing activities:						
Capital expenditures		(89.8)		(73.8)		(53.5)
Acquisitions		(353.9)		(136.5)		(18.1)
MTA franchise rights		(6.8)		(16.5)		(23.6)
Proceeds from dispositions		1.3		2.8		40.0
Investment in investee companies		(0.3)		—		—
Return of investment in investee companies		—		—		2.0
Net cash flow used for investing activities		(449.5)		(224.0)		(53.2)
Financing activities:						
Proceeds from long-term debt borrowings		—		500.0		895.0
Repayments of long-term debt borrowings		—		(500.0)		(495.0)
Proceeds from borrowings under short-term debt facilities		30.0		—		15.0
Repayments of borrowings under short-term debt facilities		—		(80.0)		(130.0)
Payments of deferred financing costs		(0.4)		(7.3)		(7.7)
Payments of debt extinguishment charges		—		(4.7)		—
Proceeds from Series A Preferred Stock issuances		—		—		383.4
Taxes withheld for stock-based compensation		(11.8)		(9.0)		(12.6)
Dividends		(205.8)		(57.5)		(75.1)
Other		—		(3.7)		—
Net cash flow provided by (used for) financing activities		(188.0)		(162.2)		573.0

OUTFRONT Media Inc.
Consolidated Statements of Cash Flows (Continued)

(in millions)	Year Ended December 31,					
	2022		2021		2020	
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(1.0)		0.2		0.7
Net increase (decrease) in cash, cash equivalents and restricted cash		(384.4)		(287.2)		651.1
Cash, cash equivalents and restricted cash at beginning of year		424.8		712.0		60.9
Cash, cash equivalents and restricted cash at end of year	$	40.4	$	424.8	$	712.0
Supplemental disclosure of cash flow information:						
Cash paid for income taxes (Note 16)	$	3.3	$	1.7	$	3.4
Cash paid for interest		126.3		117.8		127.6
Non-cash investing and financing activities:						
Accrued purchases of property and equipment	$	8.4	$	3.2	$	3.3
Accrued MTA franchise rights		3.1		4.5		6.5
Taxes withheld for stock-based compensation		—		—		0.2

See accompanying notes to consolidated financial statements.

Note 1. Description of Business and Basis of Presentation

Description of Business

OUTFRONT Media Inc. (the "Company") and its subsidiaries (collectively, "we," "us" or "our") is a real estate investment trust ("REIT"), which provides advertising space ("displays") on out-of-home advertising structures and sites in the United States (the "U.S.") and Canada. Our inventory consists of billboard displays, which are primarily located on the most heavily traveled highways and roadways in top Nielsen Designated Market Areas ("DMAs"), and transit advertising displays operated under exclusive multi-year contracts with municipalities in large cities across the U.S. and Canada. In total, we have displays in all of the 25 largest markets in the U.S. and approximately 150 markets across the U.S. and Canada. We currently manage our operations through two operating segments—U.S. Billboard and Transit, which is included in our *U.S. Media* reportable segment, and International.

In the third quarter of 2020, we sold all of our equity interests in certain of our subsidiaries (the "Sports Disposition"), which held all of the assets of our Sports Marketing operating segment, for a purchase price of approximately $34.6 million in cash, subject to closing and post-closing adjustments (see Note 13. *Acquisitions and Dispositions*: *Dispositions* to the Consolidated Financial Statements). The Sports Marketing operating segment was the marketing and multimedia rights holder for a variety of colleges, universities and other educational institutions across the U.S. The operating results of our Sports Marketing operating segment through June 30, 2020, are included in our Consolidated Financial Statements.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (the "SEC"). In the opinion of our management, the accompanying financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows for the years presented.

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, including the impact of events such as the COVID-19 pandemic and the current heightened levels of inflation, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of OUTFRONT Media Inc. and all of its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. Investments over which we have a significant influence or ownership of more than 20% but less than or equal to 50%, without a controlling interest, are accounted for under the equity method. Investments of 20% or less, over which we have no significant influence, that do not have a readily determinable fair value, are measured at cost less impairment, if any. Intercompany transactions have been eliminated.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and short-term (maturities of three months or less at the date of purchase) highly liquid investments.

Receivables—Receivables consist primarily of trade receivables from customers, net of advertising agency commissions, and are stated net of an allowance for doubtful accounts. The provision for doubtful accounts is estimated based on historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, recent payment history for specific customers and expected future trends.

New York Metropolitan Transportation Authority (the "MTA") Agreement—Under the MTA Agreement, as title of the various digital displays we are obligated to deploy transfers to the MTA on installation, the cost of deploying these screens throughout the transit system does not represent our property and equipment. The portion of deployment costs expected to be reimbursed from transit franchise fees that would otherwise be payable to the MTA are recorded as *Prepaid MTA equipment deployment costs* on the Consolidated Statement of Financial Position and charged to operating expenses as advertising revenue is generated. The short-term portion of *Prepaid MTA equipment deployment costs* represents the costs that we expect to recover from the MTA in the next twelve months. The portion of deployment costs expected to be reimbursed from advertising revenues that would otherwise be retained by us under the contract are recorded as *Intangible assets* on the Consolidated Statement of Financial Position and charged to amortization expense on a straight-line basis over the contract period. We assess the recoverability of the MTA contract on an as-needed basis and apply significant judgment in assessing factors to determine if there is an indication that the revenues expected to be generated over the term of the agreement will be sufficient to cover all or a portion of the equipment deployment costs, including evaluating macroeconomic conditions, industry trends, and events specific to the Company, including monitoring the Company's actual installation of digital displays against the deployment schedule. Additionally, we assess these factors by comparing revenue projections of the deployed digital displays to actual financial results.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings and improvements	15 to 35 years
Advertising structures	3 to 20 years
Furniture, equipment and other	3 to 10 years

For advertising structures associated with a contract, the assets are depreciated over the shorter of the contract term or useful life. Maintenance and repair costs to maintain property and equipment in their original operating condition are charged to expense as incurred. Improvements or additions that extend the useful life of the assets are capitalized. When an asset is retired or otherwise disposed of, the associated cost and accumulated depreciation are removed and the resulting gain or loss is recognized.

Construction in progress includes all costs capitalized related to projects, primarily related to in-process digital conversion and development, which have yet to be placed in service.

Business Combinations and Asset Acquisitions—We routinely acquire out-of-home advertising assets, including advertising structures, permits and leasehold agreements. We determine the accounting for these transactions by first evaluating whether the assets acquired and liabilities assumed, if any, constitute a business using the guidelines in the Financial Accounting Standards Board ("FASB") guidance for business combinations. If the assets acquired and liabilities assumed constitute a business, the purchase price is allocated to the tangible and identifiable intangible net assets acquired based on their estimated fair values with the excess of the purchase price over those estimated fair values recorded as goodwill. If the acquired assets do not constitute a business, we allocate the purchase price to the individual tangible and intangible assets acquired based on their relative fair values.

Impairment of Long-Lived Assets—Long-lived assets are assessed for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the respective asset's carrying value. The amount of impairment loss, if any, will be measured by the difference between the net carrying value and the estimated fair value of the asset and recognized as a non-cash charge. Long-lived assets held for sale are required to be measured at the lower of their carrying value (including unrecognized foreign currency translation adjustment losses) or fair value less cost to sell.

Goodwill—Goodwill is allocated to various reporting units. Goodwill is not amortized but is tested qualitatively and/or quantitatively at the reporting-unit level annually for impairment as of October 31 of each year and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. A qualitative test assesses macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other relevant entity specific events, as well as events affecting a reporting unit. If after the qualitative assessment, we determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. We may also choose to only perform a quantitative assessment. We compute the estimated fair value of each reporting unit for which we perform a quantitative assessment using an income approach. Under the income approach, the fair value is determined using a discounted cash flow model. Our discounted cash flow value is calculated by adding the present value of the estimated annual cash flows over a discrete projection period to the terminal value, which represents the value of the projected cash flows beyond the discrete projection period. Our discounted cash flow model requires us to use significant estimates and assumptions such as projected revenue growth rates, terminal growth rates, billboard lease and transit franchise expenses, other operating and selling, general and administrative expenses, capital expenditures, contract renewals and extensions, and discount rates. The projected revenue growth rates, billboard lease and transit franchise expenses, other operating and selling, general and administrative expenses, capital expenditures and contract renewals and extensions for the projection period are based on our internal forecasts of future performance, as well as historical trends. The terminal value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates represent the weighted average cost of capital derived using known and estimated market metrics. There can be no assurance that these estimates and assumptions will prove to be an accurate prediction of the future, and a downward revision of these estimates and/or assumptions would decrease the fair values of our reporting units, which could result in additional impairment charges in the future. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded as a non-cash charge for the difference up to the carrying value of the goodwill. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Intangible Assets—Intangible assets, which primarily consist of acquired permits and leasehold agreements and franchise agreements, are amortized by the straight-line method over their estimated useful lives, which range from five to 40 years.

Leases (Lessees)—We generally lease the underlying sites upon which the physical billboard structures on which we display advertising copy for our customers are located. We also have leases for office and warehouse spaces. All leases are recorded on the Consolidated Statement of Financial Position and we recognize lease expense on a straight-line basis over the lease term. We do not separate lease and non-lease components from contracts.

Many of our leases include one or more options to renew, with renewal terms that can extend the lease term for varying lengths of time. These renewal provisions typically require consent of both parties. Many of our leases also contain termination provisions at our option, based on a variety of factors, including termination due to changing economic conditions of the related billboard location.

Certain of our lease agreements include rental payments based on a percentage of revenue over contractual levels and others include rental payments adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement or amendment.

We rent or sublease certain real estate to third parties.

Leases (Lessors)—Our agreements with customers to advertise on our billboards are considered operating leases. Substantially all of our advertising structures (see Note 3. *Property and Equipment, Net*) are utilized to lease advertising space to customers, for which the contracts are accounted for as rental income. Billboard display revenues are recognized as rental income on a straight-line basis over the customer lease term. We exclude from rental income all taxes assessed by a governmental authority that we collect from customers. These operating leases are short-term in duration, typically a term of 4 weeks to one year and do not include any variable lease provisions or options to extend the lease. Certain contracts may include provisions for the early termination of the lease after an agreed upon notice period. We account for non-lease installation services and the lease associated with providing advertising space on our billboards as a combined component under the lease standard.

Hedging Activities—We have utilized interest rate cash flow swap agreements in the past to effectively convert a portion of our LIBOR-based variable rate debt to a fixed rate and may do so again in the future. The interest rate swaps were designated and qualified as cash flow hedges and, as a result, changes in the fair value of the swaps were recorded in Other comprehensive income (loss) before taxes on the Consolidated Statements of Comprehensive Income.

Revenue Recognition—We derive Revenues from the following sources: (i) billboard displays, (ii) transit displays, and (iii) other.

Billboard display revenues are derived from providing advertising space to customers on our physical billboards or other outdoor structures. We generally (i) own the physical structures on which we display advertising copy for our customers, (ii) hold the legal permits to display advertising thereon, and (iii) lease the underlying sites. Billboard display revenues and installation services are recognized on a combined basis under the lease accounting standard as rental income on a straight-line basis over the customer lease term.

Transit display revenues are derived from agreements with municipalities and transit operators, which entitle us to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks and transit platforms. Transit display contracts typically require the installation and delivery of multiple advertising displays, for which locations are not specifically identified. Installation services are highly interdependent with the provision of advertising space, and therefore the installation and display of advertising is recognized as a single performance obligation. Transit display revenues are recognized based on the level of units displayed in proportion to the total units to be displayed over the contract period.

Other revenues are derived primarily from providing print production services for advertisements to be displayed on our billboards or other outdoor sites, or on displays that we operate within transit systems. Print production services are not interrelated with the provision of advertising space and are considered a distinct performance obligation. Production revenue is recognized over the production period, which is typically very short in duration.

Our billboard display and transit display contracts with customers range from four weeks to one year and billing commences at the beginning of the contract term, with payment generally due within 30 days of billing. For the majority of our contracts, transaction prices are explicitly stated. Any contracts with transaction prices that contain multiple performance obligations are allocated primarily based on a relative standalone selling price basis.

Deferred revenues primarily consist of revenues paid in advance of being earned.

For all revenue sources, we evaluate whether we should be considered the principal (i.e., report revenues on a gross basis) or an agent (i.e., report revenues on a net basis). We are considered the principal in our arrangements and report revenues on a gross basis, wherein the amounts billed to customers are recorded as revenues, and amounts paid to municipalities, transit operators and suppliers are recorded as expenses. We are considered the principal because we control the advertising space before and after the contract term, are primarily responsible to our customers, have discretion in pricing and typically have inventory risk.

For space provided to advertisers through the use of an advertising agency whose commission is calculated based on a stated percentage of gross advertising spending, our *Revenues* are reported net of agency commissions.

Concentration of Credit Risk—In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. We perform credit evaluations on our customers and agencies and believe that the allowances for doubtful accounts are adequate.

Billboard Property Lease and Transit Franchise Expenses—Our billboards are primarily located on leased real property. Lease agreements are negotiated for varying terms ranging from one month to multiple years, most of which provide renewal options. Lease costs consist of a fixed monthly amount and certain lease agreements also include contingent rent based on the revenues we generate from the leased site. Property leases are generally paid in advance for periods ranging from one to twelve months.

The fixed component of lease costs is expensed evenly over the non-cancellable contract term, and contingent rent is expensed as incurred when the related revenues are recognized.

Our transit franchise agreements have fixed terms, are typically terminable for convenience at the option of the governmental entity (other than with respect to the MTA), and generally provide for payments to the governmental entity based on a percentage of revenues generated under the contract and/or a guaranteed minimum annual payment. The costs which are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and the guaranteed minimum annual payment is expensed over the contract term.

Direct Lease Acquisition Costs—Variable commissions directly associated with billboard revenues are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year. Amortization of direct lease acquisition costs are presented within *Selling General and Administrative* expenses ("*SG&A*") in the accompanying Consolidated Statements of Operations.

Foreign Currency Translation and Transactions—The assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. Any gain or loss on translation is included within other comprehensive income (loss) and *Accumulated other comprehensive loss* on our Consolidated Statement of Financial Position. Foreign currency transaction gains and losses are included in *Other income (loss), net,* on the Consolidated Statements of Operations.

Income Taxes—As a REIT, We generally will not be subject to U.S. federal income tax on our REIT taxable income that we distribute to our stockholders. We have elected to treat our subsidiaries that participate in certain non-REIT qualifying activities, and certain of our foreign subsidiaries, as taxable REIT subsidiaries ("TRSs"). As such, the taxable income of our TRSs will be subject to federal, state and foreign income taxation at regular corporate rates.

Income taxes are accounted for under the asset and liability method of accounting. Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

We have applied the FASB's guidance relating to uncertainty in income taxes recognized. Under this guidance we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Asset Retirement Obligation—An asset retirement obligation is established for the estimated future obligation, upon termination or non-renewal of a lease, associated with removing structures from the leased property and, when required by the contract, the cost to return the leased property to its original condition. These obligations are recorded at their present value in the period in which the liability is incurred and are capitalized as part of the related assets' carrying value. Accretion of the liability is recognized in selling, general and administrative expenses and the capitalized cost is depreciated over the expected useful life of the related asset.

Stock-based Compensation—We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award.

Recent Pronouncements

In March 2020 and December 2022, the FASB issued guidance providing optional expedients and exceptions for accounting for contracts, hedging relationships and other transactions that reference to the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The guidance is effective for all entities as of March 12, 2020, through December 31, 2024. This guidance did not have a significant impact on our accounting for our existing debt.

In October 2021, the FASB issued guidance on the recognition and measurement of contract assets and contract liabilities acquired in a business combination. At the acquisition date, the acquirer should account for the related revenue contracts as if it had originated the contracts. The guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. This guidance is effective for public entities for fiscal years beginning after December 15, 2022. We will adopt this guidance when accounting for business combinations in the future.

Note 3. Property and Equipment, Net

The table below presents the balances of major classes of assets and accumulated depreciation.

(in millions)	As of December 31,			
	2022		2021	
Land	$	112.2	$	102.9
Buildings and improvements		56.5		50.3
Advertising structures		2,006.8		1,937.4
Furniture, equipment and other		183.4		171.3
Construction in progress		38.5		38.7
		2,397.4		2,300.6
Less accumulated depreciation		1,697.6		1,652.7
Property and equipment, net	$	699.8	$	647.9

Depreciation expense was $77.4 million in 2022, $79.4 million in 2021 and $84.5 million in 2020.

Note 4. Long-Lived Assets

Goodwill

For the years ended December 31, 2022 and 2021, the changes in the book value of goodwill by segment were as follows:

(in millions)	U.S. Media		Other		Total	
As of December 31, 2020	$	2,054.0	$	23.8	$	2,077.8
As of December 31, 2021	$	2,054.0	$	23.8	$	2,077.8
Currency translation adjustments		—		(1.4)		(1.4)
As of December 31, 2022	$	2,054.0	$	22.4	$	2,076.4

In the fourth quarter of 2022, we performed a qualitative assessment of two of our reporting units and a quantitative assessment of our other reporting unit for possible goodwill impairment and no goodwill impairment was identified. As of December 31, 2022, the goodwill balances associated with the U.S. Billboard reporting unit was $2.0 billion, the U.S. Transit and Other reporting unit was $47.6 million and the Canada reporting unit was $22.4 million.

Intangible Assets

Our identifiable intangible assets primarily consist of acquired permits and leasehold agreements, and franchise agreements, which grant us the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is the respective life of the agreement that in some cases includes historical experience of renewals.

Our identifiable intangible assets consist of the following:

(in millions)		Gross		Accumulated Amortization		Net
As of December 31, 2022:						
Permits and leasehold agreements	$	1,597.6	$	(868.7)	$	728.9
Franchise agreements		533.2		(418.6)		114.6
Other intangible assets		18.9		(3.9)		15.0
Total intangible assets	$	2,149.7	$	(1,291.2)	$	858.5
As of December 31, 2021:						
Permits and leasehold agreements	$	1,303.6	$	(816.5)	$	487.1
Franchise agreements		528.2		(402.7)		125.5
Other intangible assets		4.9		(2.6)		2.3
Total intangible assets	$	1,836.7	$	(1,221.8)	$	614.9

In 2022, we acquired 1,220 displays, resulting in amortizable intangible assets for permits and leasehold agreements, and other intangible assets of $314.9 million, which are amortized using the straight-line method over their estimated useful lives, an average period of 16.2 years.

All of our intangible assets, except goodwill, are subject to amortization. Amortization expense was $73.3 million in 2022, $66.0 million in 2021 and $61.3 million in 2020.

We expect our aggregate annual amortization expense for intangible assets for each of the years 2023 through 2027, to be as follows:

(in millions)		2023		2024		2025		2026		2027
Amortization expense	$	85.3	$	82.9	$	79.8	$	75.0	$	69.3

Note 5. Leases

Lessee

		As of		
(in millions, except years and percentages)		December 31, 2022		December 31, 2021
Operating lease assets	$	1,562.6	$	1,485.5
Short-term operating lease liabilities		188.1		187.5
Non-current operating lease liabilities		1,369.0		1,308.4
Weighted-average remaining lease term		11.0 years		10.5 years
Weighted-average discount rate		5.8 %		5.2 %

		Year Ended December 31,			
(in millions)		2022		2021	2020
Operating expenses	$	451.5	$	401.7 $	387.2
Selling, general and administrative expenses		10.5		9.3	8.6
Variable costs		113.8		80.6	71.2
Cash paid for operating leases		458.2		394.3	384.7
Leased assets obtained in exchange for new operating lease liabilities		285.1		279.4	209.6

In 2022, 2021 and 2020, sublease income related to office properties was immaterial.

As of December 31, 2022, minimum rental payments under operating leases are as follows:

(in millions)	Operating Leases
2023	$ 274.1
2024	272.3
2025	228.9
2026	203.1
2027	168.7
2028 and thereafter	1,068.0
Total operating lease payments	2,215.1
Less: Interest	658.0
Present value of lease liabilities	$ 1,557.1

Lessor

We recorded rental income of $1,321.1 million in 2022, $1,141.1 million in 2021 and $945.4 million in 2020 in *Revenues* on our Consolidated Statement of Operations.

As of December 31, 2022, rental payments to be received under non-cancellable operating leases are as follows:

(in millions)	Rental Income
2023	$ 694.8
2024	29.1
2025	6.2
2026	2.9
2027	2.3
2028 and thereafter	15.4
Total minimum payments	$ 750.7

Note 6. Asset Retirement Obligation

The following table sets forth the change in the asset retirement obligations associated with our advertising structures located on leased properties. The obligation is calculated based on the assumption that all of our advertising structures will be removed within the next 50 years. The estimated annual costs to dismantle and remove the structures upon the termination or non-renewal of our leases are consistent with our historical experience.

(in millions)	Year Ended December 31,	
	2022	2021
Balance, at beginning of period	$ 36.4	$ 35.9
Accretion expense	2.8	2.7
Additions	0.8	0.4
Liabilities settled	(1.9)	(2.6)
Foreign currency translation adjustments	(0.3)	—
Balance, at end of period	$ 37.8	$ 36.4

Note 7. Related Party Transactions

Joint Ventures

We have a 50% ownership interest in two joint ventures that operate transit shelters in the greater Los Angeles area and Vancouver, and four joint ventures which operate a total of seven billboard displays in New York and Boston. All of these ventures are accounted for as equity investments. These investments totaled $12.2 million as of December 31, 2022, and $11.2 million as of December 31, 2021, and are included in *Other assets* on the Consolidated Statements of Financial Position. We provided sales and management services to these joint ventures and recorded management fees in *Revenues* on the Consolidated Statement of Operations of $8.6 million in 2022, $6.3 million in 2021 and $4.6 million in 2020.

Note 8. Debt

Debt, net, consists of the following:

		As of December 31,		
(in millions, except percentages)		2022		2021
Short-term debt:				
AR Facility	$	30.0	$	—
Total short-term debt		30.0		—
Long-term debt:				
Term loan, due 2026	$	598.6	$	598.2
Senior unsecured notes:				
6.250% senior unsecured notes, due 2025		400.0		400.0
5.000% senior unsecured notes, due 2027		650.0		650.0
4.250% senior unsecured notes, due 2029		500.0		500.0
4.625% senior unsecured notes, due 2030		500.0		500.0
Total senior unsecured notes		2,050.0		2,050.0
Debt issuance costs		(22.6)		(27.6)
Total long-term debt, net		2,626.0		2,620.6
Total debt, net	$	2,656.0	$	2,620.6
Weighted average cost of debt		5.2 %		4.3 %

Term Loan

The interest rate on the term loan due in 2026 (the "Term Loan") was 6.1% per annum as of December 31, 2022. As of December 31, 2022, a discount of $1.4 million on the Term Loan remains unamortized. The discount is being amortized through *Interest expense, net,* on the Consolidated Statement of Operations.

Revolving Credit Facility

We also have a $500.0 million revolving credit facility, which matures in 2024 (the "Revolving Credit Facility," together with the Term Loan, the "Senior Credit Facilities").

As of December 31, 2022, there were no outstanding borrowings under the Revolving Credit Facility.

The commitment fee based on the amount of unused commitments under the Revolving Credit Facility was $1.6 million in 2022, $1.8 million in 2021 and $1.4 million in 2020. As of December 31, 2022, we had issued letters of credit totaling approximately $6.4 million against the letter of credit facility sublimit under the Revolving Credit Facility.

Standalone Letter of Credit Facilities

As of December 31, 2022, we had issued letters of credit totaling approximately $75.8 million under our aggregate $81.0 million standalone letter of credit facilities. The total fees under the letter of credit facilities in 2022, 2021 and 2020 were immaterial.

Accounts Receivable Securitization Facilities

As of December 31, 2022, we have a $150.0 million revolving accounts receivable securitization facility (the "AR Facility"), which terminates in May 2025, unless further extended.

On June 1, 2022, the Company, certain subsidiaries of the Company and MUFG Bank, Ltd. ("MUFG") entered into an amendment to the agreements governing the AR Facility, pursuant to which the Company (i) increased the borrowing capacity under the AR Facility from $125.0 million to $150.0 million; (ii) extended the term of the AR Facility so that it now terminates on May 30, 2025, unless further extended; and (iii) increased the delinquency and termination ratios under the AR Facility for the tenure of the agreements to provide additional flexibility to the Company. The amendment to the agreements governing the AR Facility do not change how we account for the AR Facility as a collateralized financing activity.

In connection with the AR Facility, Outfront Media LLC and Outfront Media Outernet Inc., each a wholly-owned subsidiary of the Company, and certain of the Company's taxable REIT subsidiaries ("TRSs") (the "Originators"), will sell and/or contribute their respective existing and future accounts receivable and certain related assets to either Outfront Media Receivables LLC, a special purpose vehicle and wholly-owned subsidiary of the Company relating to the Company's qualified REIT subsidiary accounts receivable assets (the "QRS SPV") or Outfront Media Receivables TRS, LLC a special purpose vehicle and wholly-owned subsidiary of the Company relating to the Company's TRS accounts receivable assets (the "TRS SPV" and together with the QRS SPV, the "SPVs"). The SPVs may transfer undivided interests in their respective accounts receivable assets to certain purchasers from time to time (the "Purchasers"). The SPVs are separate legal entities with their own separate creditors who will be entitled to access the SPVs' assets before the assets become available to the Company. Accordingly, the SPVs' assets are not available to pay creditors of the Company or any of its subsidiaries, although collections from the receivables in excess of amounts required to repay the Purchasers and other creditors of the SPVs may be remitted to the Company. Outfront Media LLC will service the accounts receivables on behalf of the SPVs for a fee. The Company has agreed to guarantee the performance of the Originators and Outfront Media LLC, in its capacity as servicer, of their respective obligations under the agreements governing the AR Facility. Neither the Company, the Originators nor the SPVs guarantee the collectability of the receivables under the AR Facility. Further, the TRS SPV and the QRS SPV are jointly and severally liable for their respective obligations under the agreements governing the AR Facility.

As of December 31, 2022, there were $30.0 million of outstanding borrowings under the AR Facility, at a borrowing rate of 5.4%. As of December 31, 2022, borrowing capacity remaining under the AR Facility was $120.0 million based on approximately $332.2 million of accounts receivable that could be used as collateral for the AR Facility in accordance with the agreements governing the AR Facility. The commitment fee based on the amount of unused commitments under the AR Facility was $0.3 million in 2022, and immaterial in each of 2021 and 2020.

Debt Covenants

Our credit agreement, dated as of January 31, 2014 (as amended, supplemented or otherwise modified, the "Credit Agreement"), governing the Senior Credit Facilities, the agreements governing the AR Facility, and the indentures governing our senior unsecured notes contain customary affirmative and negative covenants, subject to certain exceptions, including but not limited to those that restrict the Company's and its subsidiaries' abilities to (i) pay dividends on, repurchase or make distributions in respect to the Company's or its wholly-owned subsidiary, Outfront Media Capital LLC's capital stock or make other restricted payments other than dividends or distributions necessary for us to maintain our REIT status, subject to certain conditions and exceptions, (ii) enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany or third-party transfers, and (iii) incur additional indebtedness. One of the exceptions to the restriction on our ability to incur additional indebtedness is satisfaction of a Consolidated Total Leverage Ratio, which is the ratio of our consolidated total debt to our Consolidated EBITDA (as defined in the Credit Agreement) for the trailing four consecutive quarters, of no greater than 6.0 to 1.0. As of December 31, 2022, our Consolidated Total Leverage Ratio was 5.0 to 1.0 in accordance with the Credit Agreement.

The terms of the Credit Agreement (and under certain circumstances, the agreements governing the AR Facility) require that we maintain a Consolidated Net Secured Leverage Ratio, which is the ratio of (i) our consolidated secured debt (less up to $150.0 million of unrestricted cash) to (ii) our Consolidated EBITDA (as defined in the Credit Agreement) for the trailing four consecutive quarters, of no greater than 4.5 to 1.0. As of December 31, 2022, our Consolidated Net Secured Leverage Ratio was 1.1 to 1.0 in accordance with the Credit Agreement. As of December 31, 2022, we are in compliance with our debt covenants.

Deferred Financing Costs

As of December 31, 2022, we had deferred $24.6 million in fees and expenses associated with the Term Loan, Revolving Credit Facility, AR Facility and our senior unsecured notes. We are amortizing the deferred fees through *Interest expense, net,* on our Consolidated Statement of Operations over the respective terms of the Term Loan, Revolving Credit Facility, AR Facility and our senior unsecured notes.

Interest Rate Swap Agreements

We had an interest rate cash flow swap agreement to effectively convert a portion of our LIBOR-based variable rate debt to a fixed rate and hedge our interest rate risk related to such variable rate debt, which matured in June 2022. The fair value of this swap position was a net liability of approximately $0.4 million as of December 31, 2021, and is included in *Other current liabilities* on our Consolidated Statement of Financial Position.

Fair Value

Under the fair value hierarchy, observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities are defined as Level 1; observable inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability are defined as Level 2; and unobservable inputs for the asset or liability are defined as Level 3. The aggregate fair value of our debt, which is estimated based on quoted market prices of similar liabilities, was approximately $2.5 billion as of December 31, 2022 and $2.7 billion as of December 31, 2021. The fair value of our debt as of both December 31, 2022 and 2021 is classified as Level 2. The aggregate fair value loss associated with our interest rate cash flow swap agreements was approximately $0.4 million as of December 31, 2021. The aggregate fair value of our interest rate cash flow swap agreements as of December 31, 2021, was classified as Level 2.

Note 9. Accumulated Other Comprehensive Loss

The following table presents the changes in the components of accumulated other comprehensive loss.

(in millions)	Cumulative Translation Adjustments	Net Actuarial Gain (Loss)	Loss on Interest Rate Cash Flow Swaps	Accumulated Other Comprehensive Loss
As of December 31, 2019	$ (4.4)	$ (8.7)	$ (4.6)	$ (17.7)
Other comprehensive income (loss) before reclassifications	3.1	(2.8)	(1.0)	(0.7)
Amortization of actuarial losses reclassified to net income[a]	—	0.4	—	0.4
Total other comprehensive income (loss), net of tax	3.1	(2.4)	(1.0)	(0.3)
As of December 31, 2020	(1.3)	(11.1)	(5.6)	(18.0)
Other comprehensive income before reclassifications	—	7.9	5.2	13.1
Amortization of actuarial losses reclassified to net income[a]	—	0.5	—	0.5
Total other comprehensive income, net of tax	—	8.4	5.2	13.6
As of December 31, 2021	(1.3)	(2.7)	(0.4)	(4.4)
Other comprehensive income (loss) before reclassifications	(7.9)	2.8	0.4	(4.7)
Total other comprehensive income (loss), net of tax	(7.9)	2.8	0.4	(4.7)
As of December 31, 2022	$ (9.2)	$ 0.1	$ —	$ (9.1)

(a)   See Note 15. *Retirement Benefits* to the Consolidated Financial Statements for additional details of items reclassified from accumulated other comprehensive loss to net income.

Net actuarial gain (loss) included in other comprehensive income (loss) is net of a tax provision of $1.0 million in 2022 and $2.9 million in 2021, and a tax benefit of $0.9 million in 2020.

Note 10. Equity

As of December 31, 2022, 450,000,000 shares of our common stock, par value $0.01 per share, were authorized; 164,153,576 shares were issued and outstanding; and 50,000,000 shares of our preferred stock, par value $0.01 per share, were authorized with 125,000 shares of our Series A Convertible Perpetual Preferred Stock (the "Series A Preferred Stock"), par value $0.01 per share, issued and outstanding.

The Series A Preferred Stock ranks senior to the shares of the Company's common stock with respect to dividend and distribution rights. Holders of the Series A Preferred Stock are entitled to a cumulative dividend accruing at the initial rate of 7.0% per year, payable quarterly in arrears, subject to increases as set forth in the Articles Supplementary, effective as of April 20, 2020 (the "Articles"). Dividends may, at the option of the Company, be paid in cash, in-kind, through the issuance of additional shares of Series A Preferred Stock or a combination of cash and in-kind, until April 20, 2028, after which time dividends will be payable solely in cash. So long as any shares of Series A Preferred Stock remain outstanding, the Company may not, without the consent of a specified percentage of holders of shares of Series A Preferred Stock, declare a dividend on, or make any distributions relating to, capital stock that ranks junior to, or on a parity basis with, the Series A Preferred Stock, subject to certain exceptions, including but not limited to (i) any dividend or distribution in cash or capital stock of the Company on or in respect of the capital stock of the Company to the extent that such dividend or distribution is necessary to maintain the Company's status as a REIT; and (ii) any dividend or distribution in cash in respect of our common stock that, together with the dividends or distributions during the 12-month period immediately preceding such dividend or distribution, is not in excess of 5% of the aggregate dividends or distributions paid by the Company necessary to maintain its REIT status during such 12-month period. If any dividends or distributions in respect of the shares of our common stock are paid in cash, the shares of Series A Preferred Stock will participate in the dividends or distributions on an as-converted basis up to the amount of their accrued dividend for such quarter, which amounts will reduce the dividends payable on the shares of Series A Preferred Stock dollar-for-dollar for such quarter. The Series A Preferred Stock is convertible at the option of any holder at any time into shares of our common stock at an initial conversion price of $16.00 per share and an initial conversion rate of 62.50 shares of our common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments and a share cap as set forth in the Articles. Subject to certain conditions set forth in the Articles (including a change of control), each of the Company and the holders of the Series A Preferred Stock may convert or redeem the Series A Preferred Stock at the prices set forth in the Articles, plus any accrued and unpaid dividends.

On March 1, 2022, 275,000 shares of Series A Preferred Stock were converted into approximately 17.4 million shares of the Company's common stock, which included $3.2 million of accrued and unpaid dividends through and including the conversion date that were settled in the Company's common stock in accordance with the Articles. During 2022, we paid cash dividends of $8.8 million on the Series A Preferred Stock. As of December 31, 2022, the maximum number of shares of common stock that could be required to be issued on conversion of the outstanding shares of Series A Preferred Stock was approximately 7.8 million shares.

In connection with the acquisition of outdoor advertising assets in Canada in June 2017, the Company issued 1,953,407 shares of Class A equity interests of a subsidiary of the Company that controls its Canadian business ("Outfront Canada"), which, among other things, were (i) entitled to receive priority cash distributions from Outfront Canada at the same time and in the same per share amount as the dividends paid on shares of the Company's common stock, and (ii) redeemable by the holders in exchange for shares of the Company's common stock on a one-for-one basis. As of December 31, 2022, all Class A equity interests have been redeemed for shares of the Company's common stock and no Class A equity interests were outstanding. During 2022, we made distributions of $0.1 million to holders of the Class A equity interests, which are recorded in *Dividends* on our Consolidated Statements of Equity and Consolidated Statements of Cash Flows.

We have a sales agreement in connection with an "at-the-market" equity offering program (the "ATM Program"), under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering price of $300.0 million. We have no obligation to sell any of our common stock under the sales agreement and may at any time suspend solicitations and offers under the sales agreement. In 2022, no shares of our common stock were sold under the ATM Program. As of December 31, 2022, we had approximately $232.5 million of capacity remaining under the ATM Program.

On February 22, 2023, we announced that our board of directors approved a quarterly cash dividend of $0.30 per share on our common stock, payable on March 31, 2023, to stockholders of record at the close of business on March 3, 2023.

Note 11. Revenues

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected term of one year or less, which primarily represent the transaction price allocated to the remaining display period for unsatisfied transit franchise contracts.

The following table summarizes revenues by source:

(in millions)		Years Ended December 31,					
		2022		**2021**		**2020**	
Billboard:							
Static displays	$	936.9	$	829.8	$	726.2	
Digital displays		400.8		308.1		215.3	
Other		47.0		44.4		37.1	
Billboard revenues		1,384.7		1,182.3		978.6	
Transit:							
Static displays		212.6		170.5		152.4	
Digital displays		139.1		81.3		54.0	
Other		29.4		26.2		23.2	
Total transit revenues		381.1		278.0		229.6	
Sports marketing and other[a]		6.3		3.6		28.1	
Transit and other revenues		387.4		281.6		257.7	
Total revenues	$	1,772.1	$	1,463.9	$	1,236.3	

(a)   In the third quarter of 2020, we completed the Sports Disposition. (See Note 1. *Description of Business and Basis of Presentation* and Note 13. *Acquisitions and Dispositions*: *Dispositions* to the Consolidated Financial Statements.)

Rental income was $1,321.1 million in 2022, $1,141.1 million in 2021 and $945.4 million in 2020, and is recorded in *Billboard revenues* on the Consolidated Statement of Operations.

The following table summarizes revenues by geography:

(in millions)		Years Ended December 31,					
		2022		**2021**		**2020**	
United States:							
Billboard	$	1,308.8	$	1,116.1	$	926.5	
Transit and other		365.1		265.9		222.4	
Sports marketing and other[a]		6.3		3.6		27.6	
Total United States revenues		1,680.2		1,385.6		1,176.5	
Canada		91.9		78.3		59.8	
Total revenues	$	1,772.1	$	1,463.9	$	1,236.3	

(a)   In the third quarter of 2020, we completed the Sports Disposition. (See Note 1. *Description of Business and Basis of Presentation* and Note 13. *Acquisitions and Dispositions*: *Dispositions* to the Consolidated Financial Statements.)

Our revenues are sensitive to fluctuations in advertising expenditures, general economic conditions and other external events beyond our control.

Contract Costs and Balances

Variable sales commission costs directly associated with billboard display revenues are considered direct lease acquisition costs in accordance with the lease accounting standard and are capitalized and amortized on a straight-line basis over the related customer lease term (see Note 5. *Leases*: *Lessee* to the Consolidated Financial Statements). Amortization of direct lease acquisition costs is presented within *SG&A* in the accompanying Consolidated Statements of Operations.

Variable sales commission costs which are directly associated with transit display and other revenues are included in *SG&A* on the Consolidated Statement of Operations, and are expensed as incurred since the amortization period of the asset would have been less than one year.

Amounts to be collected from customers for revenues recognized in previous periods are included in *Receivables, less allowance*, on the Consolidated Statement of Financial Position. Amounts collected from customers for revenues to be recognized in future periods are included in *Deferred revenues* on the Consolidated Statement of Financial Position. We recognized substantially all of the *Deferred revenues* on the Consolidated Statement of Financial Position as of December 31, 2021, during the three months ended March 31, 2022.

Note 12. Restructuring Charges

As of December 31, 2022, $0.2 million in restructuring reserves remained outstanding and is included in *Other current liabilities* on the Consolidated Statement of Financial Position. In 2020, we recorded restructuring charges of $5.8 million, of which $3.9 million was recorded in our *U.S. Media* segment, $0.9 million was recorded in *Other* and $1.0 million was recorded in Corporate. Restructuring charges in 2020 were composed of severance charges associated with workforce reductions to preserve financial flexibility, increase liquidity and reduce expenses in light of the current uncertainty in the global economy and our business as a result of the COVID-19 pandemic, including $0.9 million for stock-based compensation.

On May 5, 2020, we announced a workforce reduction in the U.S. and notified approximately 70 employees of their termination. On June 15, 2020, we announced a workforce reduction in Canada and notified approximately 20 employees of their termination.

Note 13. Acquisitions and Dispositions

Acquisitions

We completed several asset acquisitions for a total purchase price of approximately $353.9 million in 2022, $136.5 million in 2021 and $18.1 million in 2020.

In the second quarter of 2022, we completed the acquisition of approximately 950 billboard displays, including 21 digital displays, as well as certain business assets, in Portland, Oregon, and Clark County, Washington, from Pacific Outdoor Advertising, L.L.C., for $185.0 million, subject to closing and post-closing adjustments, using cash on hand.

In the second quarter of 2018, we entered into an agreement to acquire 14 digital and seven static billboard displays in California for a total estimated purchase price of $35.4 million. In the second quarter of 2019, we completed this acquisition except with respect to four digital displays, which we expect to acquire in 2023 for an estimated purchase price of $9.2 million, subject to customary closing conditions and the timing of site development.

Dispositions

In the third quarter of 2020, we completed the Sports Disposition and received approximately $34.6 million in cash, subject to closing and post-closing adjustments. We have recorded a total gain of $10.2 million related to the Sports Disposition, of which $7.2 million was recorded in 2020 and $3.0 million was recorded in 2021.

Note 14. Stock-Based Compensation

Under the OUTFRONT Media Inc. Amended and Restated Omnibus Stock Incentive Plan (the "Stock Plan"), we have 13,100,000 shares of our common stock reserved for the issuance of equity-based awards. Under the Stock Plan, the board of directors is authorized to grant awards of options to purchase shares of our common stock, stock appreciation rights, restricted and unrestricted stock, restricted share units ("RSUs"), dividend equivalents, performance awards, including performance-based restricted share units ("PRSUs"), and other equity-related awards and cash payments to all of our employees and non-employee directors and employees of our subsidiaries. In addition, consultants and advisors who perform services for us and our subsidiaries may, under certain conditions, receive grants under the Stock Plan.

RSUs and PRSUs accrue dividend equivalents in amounts equal to the regular cash dividends paid on our common stock and will be paid in either cash or stock. Accrued dividend equivalents payable in stock shall convert to shares of our common stock on the date of vesting.

Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a three-year service period. For PRSU awards, the number of shares an employee earns may range from 0% to 120% based on the outcome of a one-year performance condition. Compensation expense is recorded based on the probable outcome of the performance condition. On an annual basis, our board of directors will review actual performance and certify the degree to which performance goals applicable to the award have been met. Forfeitures of RSUs are recorded as incurred. Adjustments are made to compensation expense based on actual forfeitures.

In the first quarter of 2021, the Company granted one-time equity award grants to our executive officers. The grant values of the one-time RSU awards were equal to 100% of each executive officer's current base salary, and comprised of 60% PRSUs, which contain a market and service condition, and 40% time-based RSUs, which only contain a service condition. The PRSU market condition will be based on the Company's total shareholder return ("TSR") relative to the TSRs of the companies in the iShares Evolved U.S. Media and Entertainment Index as of January 1, 2021, measured over a 2-year performance period, with the number of PRSUs eligible to vest ranging from 0% to 200% of target based on a percentile ranking of the Company's relative TSR. Subject to the market condition, these one-time equity grants will cliff vest in full on the second anniversary of the award grant date. A Monte Carlo method simulation has been used to estimate the grant date fair value of the PRSUs that have a market condition.

The following table summarizes our stock-based compensation expense for 2022, 2021 and 2020.

	Year Ended December 31,		
(in millions)	2022	2021	2020
Stock-based compensation expense (RSUs and PRSUs), before income taxes	$ 33.8	$ 28.6	$ 23.8
Tax benefit	(1.6)	(1.4)	(1.2)
Stock-based compensation expense, net of tax	$ 32.2	$ 27.2	$ 22.6

As of December 31, 2022, total unrecognized compensation cost related to non-vested RSUs and PRSUs was $30.3 million, which is expected to be recognized over a weighted average period of 1.7 years.

RSUs and PRSUs

The following table summarizes the 2022 activity of the RSUs and PRSUs issued to our employees.

	Activity	Weighted Average Per Share Grant Date Fair Market Value
Non-vested as of December 31, 2021	2,447,246	$ 23.18
Granted:		
RSUs	959,628	24.99
PRSUs	482,618	24.42
Vested:		
RSUs	(900,171)	22.66
PRSUs	(293,773)	21.65
Forfeitures:		
RSUs	(48,448)	24.48
PRSUs	(3,061)	26.60
Non-vested as of December 31, 2022	2,644,039	24.28

The total fair value of RSUs and PRSUs that vested was $25.9 million during 2022, $22.6 million during 2021 and $29.0 million during 2020.

Note 15. Retirement Benefits

We sponsor two defined benefit pension plans covering specific groups of employees in Canada and the U.S.

Effective April 1, 2020, the Outfront Media Canada LP (the "Plan") was closed to most new employees. As of December 31, 2021, we completed freezing the Plan to any future benefit accruals. Employees under the Plan are now entitled to enhanced defined contribution plan benefits. The benefits for the pension plan in Canada were based primarily on an employee's years of service and an average of the employee's highest five years of earnings. Participating employees in the pension plan in Canada were vested after two years of service or immediately, depending on the province of their employment. We funded the pension plan in Canada in accordance with the rules and regulations of the Pension Benefits Act of the Province of Ontario, Canada. Canada pension plan assets consist principally of insurance contracts, equity securities and corporate and government-related fixed income securities.

The pension plan in the U.S. covers a small number of hourly employees. The investments of the pension plan in the U.S. consist entirely of the plan's interest in a trust, which invests the assets of this plan. The pension plan in the U.S. is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended.

We use a December 31 measurement date for all pension plans.

The following table sets forth the change in benefit obligation for our pension plans.

(in millions)	As of December 31,		
	2022	2021	2020
Benefit obligation, beginning of year	$ 65.3	$ 71.3	$ 62.1
Service cost	—	0.1	0.8
Interest cost	1.9	1.8	1.8
Actuarial (gain) loss	(14.8)	(5.2)	6.7
Benefits paid	(2.2)	(2.9)	(2.0)
Cumulative translation adjustments	(3.2)	0.2	1.9
Benefit obligation, end of year	$ 47.0	$ 65.3	$ 71.3

The following table sets forth the change in plan assets for our pension plans.

(in millions)	As of December 31,	
	2022	2021
Fair value of plan assets, beginning of year	$ 69.5	$ 63.9
Actual return on plan assets	(8.2)	8.3
Employer contributions	—	0.2
Benefits paid	(2.2)	(2.9)
Cumulative translation adjustments	(3.6)	—
Fair value of plan assets, end of year	$ 55.5	$ 69.5

The unfunded status of pension benefit obligations and the related amounts recognized on the Consolidated Statement of Financial Position were as follows:

(in millions)		As of December 31,		
		2022		**2021**
Funded status, end of year	$	8.5	$	4.2
Amounts recognized on the Consolidated Statement of Financial Position:				
Other assets		8.5		4.2
Net amounts recognized		7.9		4.2

The following amounts were recognized in accumulated other comprehensive loss on the Consolidated Statement of Financial Position.

(in millions)		As of December 31,		
		2022		**2021**
Net actuarial gain (loss)	$	0.2	$	(3.6)
Deferred income taxes		(0.1)		0.9
Net amount recognized in accumulated other comprehensive income (loss)	$	0.1	$	(2.7)

The accumulated benefit obligation for the defined benefit pension plans was $45.2 million as of December 31, 2022, and $61.2 million as of December 31, 2021.

The following table presents our benefit obligations and fair value of plan assets.

(in millions)		As of December 31,		
		2022		**2021**
Projected benefit obligation	$	47.0	$	65.3
Accumulated benefit obligation		45.2		61.2
Fair value of plan assets		55.5		69.5

The following tables present the components of net periodic pension cost and amounts recognized in other comprehensive income (loss).

(in millions)		As of December 31,				
		2022		**2021**		**2020**
Service cost	$	—	$	0.1	$	0.8
Interest cost		1.9		1.8		1.8
Expected return on plan assets		(2.8)		(2.6)		(2.8)
Amortization of actuarial losses[a]		—		0.6		0.5
Net periodic pension cost	$	(0.9)	$	(0.1)	$	0.3

(in millions)		Year Ended December 31, 2022
Actuarial gain	$	3.7
Cumulative translation adjustments		0.1
		3.8
Deferred income taxes		(1.0)
Recognized in other comprehensive income (loss), net of tax	$	2.8

(a)   Reflects amounts reclassified from accumulated other comprehensive income (loss) to net income.

Estimated net actuarial losses related to the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension costs in 2023 is immaterial.

	As of and for the Year Ended December 31,	
	2022	2021
Weighted average assumptions used to determine benefit obligations:		
Discount rate	5.0 %	3.0 %
Rate of compensation increase	3.3	3.0
Weighted average assumptions used to determine net periodic cost:		
Discount rate	3.0	2.5
Expected long-term return on plan assets	5.2	4.1
Rate of compensation increase	3.3	3.0

For each pension plan, the discount rate is determined based on the yield on portfolios of high quality bonds, constructed to provide cash flows necessary to meet the expected future benefit payments, as determined for the projected benefit obligation. The expected return on plan assets assumption was derived using the current and expected asset allocation of the pension plan assets and considering historical as well as expected returns on various classes of plan assets.

Plan Assets

Our plan assets are included in a trust in Canada and a trust in the U.S. The asset allocations of these trusts are based upon an analysis of the timing and amount of projected benefit payments, projected company contributions, the expected returns and risk of the asset classes and the correlation of those returns. As of December 31, 2022, we invested approximately 22% in fixed income instruments, 37% in equity instruments, and the remainder in cash, cash equivalents and insurance contracts.

The following tables set forth our pension plan assets measured at fair value on a recurring basis as of December 31, 2022 and 2021. These assets have been categorized according to the three-level fair value hierarchy established by the FASB which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in active markets, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs that market participants would use in pricing the asset.

(in millions)	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Fixed income securities:				
Corporate bonds[a]	$ 0.5	$ —	$ —	$ 0.5
Equity securities:				
U.S. equity	0.7	—	—	0.7
International equity	0.3	—	—	0.3
Insurance contracts	—	—	22.0	22.0
Total assets in fair value hierarchy	$ 1.5	$ —	$ 22.0	$ 23.5
Common collective funds measured at net asset value				32.0
Total assets				$ 55.5

	As of December 31, 2021			
(in millions)	Level 1	Level 2	Level 3	Total
Fixed income securities:				
Corporate bonds[a]	$ 0.8	$ —	$ —	$ 0.8
Equity securities:				
U.S. equity	1.0	—	—	1.0
International equity	0.4	—	—	0.4
Insurance contracts	—	—	29.4	29.4
Total assets in fair value hierarchy	$ 2.2	$ —	$ 29.4	$ 31.6
Common collective funds measured at net asset value				37.9
Total assets				$ 69.5

(a) Securities of diverse industries, substantially all investment grade.

Significant changes in Level 3 plan assets are as follows:

	Year Ended December 31,	
(in millions)	2022	2021
Insurance contracts:		
Beginning of year	$ 29.4	$ 3.5
Realized gains	—	0.4
Purchases	—	25.9
Payments	(1.9)	(0.6)
Actuarial loss	(4.6)	(0.1)
Interest income	0.8	0.3
Cumulative translation adjustments	(1.7)	—
End of year	$ 22.0	$ 29.4

Our insurance contracts classified as Level 3 are valued based on a discount rate determined by reference to the market interest rates prevailing on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments under the pension plan in Canada, as well as a mortality assumption based upon the current mortality table, CPM2014 generational projected using mortality improvement scale CPM-B. As a result, the fair value of the insurance contract is equal to the defined benefit obligation in respect of the members covered under the insurance contract.

Money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in equity securities are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in common collective funds are determined using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is determined by each fund's trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The fair value of government related securities and corporate bonds is determined based on quoted market prices on national security exchanges, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker-quoted prices.

Future Benefit Payments

(in millions)	2023	2024	2025	2026	2027	2028-2032
Estimated future benefit payments for pension plans	2.5	2.5	2.6	2.7	2.8	15.4

We do not expect to contribute to our defined benefit pension plans in 2023.

Multi-Employer Pension and Postretirement Benefit Plans

We contribute to multi-employer plans that provide pension and other postretirement benefits to certain employees under collective bargaining agreements. Contributions to these plans were $3.5 million in 2022, $3.0 million in 2021 and $3.1 million in 2020. Based on our contributions to each individual multi-employer plan relative to the total contributions of all participating employers in such plan, no multi-employer plan was deemed to be individually significant to us.

Defined Contribution Plans

Employer contributions for defined contribution plans sponsored by us were $8.3 million in 2022, $6.4 million in 2021 and $2.9 million in 2020.

Note 16. Income Taxes

We are organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, we have not provided for U.S. federal income tax on our REIT taxable income that we distribute to our stockholders. We have elected to treat our subsidiaries that participate in certain non-REIT qualifying activities, and our foreign subsidiaries, as taxable REIT subsidiaries ("TRSs"). As such, we have provided for their federal, state and foreign income taxes.

Cash paid for income taxes was $3.3 million in 2022, $1.7 million in 2021 and $3.4 million in 2020.

The U.S. and foreign components of *Income (loss) before benefit (provision) for income taxes and equity in earnings of investee companies* were as follows:

(in millions)	Year Ended December 31,					
	2022		2021		2020	
United States	$	148.0	$	32.6	$	(52.8)
Foreign		7.7		(1.0)		(5.7)
Income (loss) before benefit (provision) for income taxes and equity in earnings of investee companies	$	155.7	$	31.6	$	(58.5)

The following table reconciles *Income (loss) before benefit (provision) for income taxes and equity in earnings of investee companies* to REIT taxable income.

(in millions)		Year Ended December 31,				
		2022		2021		2020
Income (loss) before benefit (provision) for income taxes and equity in earnings of investee companies	$	155.7	$	31.6	$	(58.5)
Net loss of TRSs		15.2		21.9		10.6
Income (loss) from REIT operations		170.9		53.5		(47.9)
Book depreciation in excess of tax depreciation		33.7		(2.0)		24.8
Book amortization in excess of tax amortization		(13.3)		(6.1)		(6.3)
Tax dividend from foreign subsidiary[a]		2.1		1.4		74.1
Book/tax differences - stock-based compensation		3.8		5.0		(6.6)
Book/tax differences - deferred gain for tax		(1.0)		(3.0)		(1.3)
Book/tax differences - investments in joint ventures		9.9		5.0		(2.6)
Book/tax differences - executive compensation		9.4		6.3		4.6
Book/tax differences - leases		4.3		5.7		9.9
Book/tax differences - provision for doubtful accounts		3.3		(7.5)		14.6
Book/tax differences - interest		(11.2)		13.8		—
Book/tax differences - other		1.5		4.3		7.8
REIT taxable income (estimated)	$	213.4	$	76.4	$	71.1

(a)   In 2020, the tax dividend from foreign subsidiary primarily consists of a deemed repatriation of foreign earnings resulting from a restructuring of our foreign holding companies.

The components of the *Benefit (provision) for income taxes* are as follows:

(in millions)		Year Ended December 31,				
		2022		2021		2020
Current:						
Federal	$	(0.1)	$	0.5	$	(1.0)
State and local		(1.0)		(0.7)		(1.3)
Foreign		(3.6)		(1.1)		(1.6)
		(4.7)		(1.3)		(3.9)
Deferred:						
Federal		(5.0)		3.2		(0.1)
State and local		(1.7)		1.1		—
Foreign		2.0		0.4		2.9
		(4.7)		4.7		2.8
Benefit (provision) for income taxes	$	(9.4)	$	3.4	$	(1.1)

The effective income tax rate was 6.0% in 2022, 10.8% in 2021 and 1.9% in 2020.

The difference between income taxes expected at the U.S. federal statutory income tax rate of 21% and the *Benefit (provision) for income taxes* is summarized as follows:

(in millions)	Year Ended December 31,		
	2022	**2021**	**2020**
Benefit (provision) for income taxes on income at U.S. statutory rate	$ (32.7)	$ (6.6)	$ 12.3
REIT dividends paid deduction	35.9	11.3	(10.1)
State and local taxes, net of federal tax benefit	(2.9)	0.1	(1.2)
Effect of foreign operations	(0.5)	(0.9)	(0.9)
Other, net	(9.2)	(0.5)	(1.2)
Benefit (provision) for income taxes	$ (9.4)	$ 3.4	$ (1.1)

The following table is a summary of the components of deferred income tax assets and liabilities.

(in millions)	As of December 31,	
	2022	**2021**
Deferred income tax assets:		
Provision for expenses and losses	$ 3.5	$ 2.5
Postretirement and other employee benefits	2.5	1.2
Tax credit and loss carryforwards	5.9	2.4
Property, equipment and intangible assets	0.2	—
Total deferred income tax assets	12.1	6.1
Valuation allowance	(11.9)	(0.4)
Deferred income tax assets, net	0.2	5.7
Deferred income tax liabilities:		
Property, equipment and intangible assets	(13.0)	(16.0)
Postretirement and other employee benefits	(2.2)	—
Other	(0.2)	(0.2)
Total deferred income tax liabilities	(15.4)	(16.2)
Deferred income tax liabilities, net	$ (15.2)	$ (10.5)

As of December 31, 2022, we had federal, state and local net operating loss carryforwards of $20.5 million. These losses can be carried forward indefinitely for federal tax purposes but are subject to certain state and local utilization limitations.

Our undistributed earnings of foreign subsidiaries not includable in our federal income tax returns that could be subject to additional income taxes if remitted was approximately $2.3 million as of December 31, 2022, and $2.3 million as of December 31, 2021. No provision was recorded for taxes that could result from the remittance of such undistributed earnings since we intend to declare dividends to our shareholders in an amount sufficient to offset such distributions and intend to reinvest the remainder outside of the U.S. indefinitely. The determination of the unrecognized U.S. federal deferred income tax liability for undistributed earnings is not practicable.

The reserve for uncertain tax positions of $0.4 million as of December 31, 2022, includes $0.2 million which would affect our effective income tax rate if and when recognized in future years.

We recognize interest and penalty charges related to the reserve for uncertain tax positions as part of income tax expense. These charges were not material for any of the periods presented.

We are subject to taxation in the U.S. and various state, local and foreign jurisdictions. Tax years 2019 to present are open for examination by the tax authorities. We are currently under examination by New York State for the 2016 through 2018 tax years.

Note 17. Earnings Per Share ("EPS")

(in millions)		Year Ended December 31,					
		2022		**2021**		**2020**	
Net income (loss) available for common stockholders	$	147.9	$	35.6	$	(61.0)	
Less: Distributions to holders of Series A Preferred Stock		12.0		28.0		19.5	
Less: Distributions to holders of Class A equity interests of a subsidiary		0.1		0.1		0.4	
Net income (loss) available for common stockholders, basic and diluted	$	135.8	$	7.5	$	(80.9)	
Weighted average shares for basic EPS		161.1		145.4		144.3	
Dilutive potential shares from grants of RSUs, PRSUs and stock options[a]		0.7		0.7		—	
Weighted average shares for diluted EPS[a][b][c]		161.8		146.1		144.3	

[a] The potential impact of an aggregate 0.7 million granted RSUs, PRSUs and stock options for 2022, 0.1 million granted RSUs, PRSUs and stock options for 2021 and 1.1 million granted RSUs, PRSUs and stock options for 2020 was antidilutive.

[b] The potential impact of 10.6 million shares of our common stock issuable upon conversion of our Series A Preferred Stock in 2022, 25.0 million shares of our common stock issuable upon conversion of our Series A Preferred Stock in 2021 and 17.5 million shares of our common stock issuable upon conversion of our Series A Preferred Stock in 2020 was antidilutive.

[c] The potential impact of 0.1 million shares of Class A equity interests of Outfront Canada in 2022, 0.5 million shares of Class A equity interests of Outfront Canada in 2021 and 1.0 million shares of Class A equity interests of Outfront Canada in 2020 was antidilutive. (See Note 10. *Equity* to the Consolidated Financial Statements.)

Note 18. Commitments and Contingencies

Off-Balance Sheet Arrangements

Our off-balance sheet commitments primarily consist of guaranteed minimum annual payments. These arrangements result from our normal course of business and represent obligations that are payable over several years.

Contractual Obligations

We have agreements with municipalities and transit operators which entitle us to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment.

As of December 31, 2022, guaranteed minimum annual payments are as follows:

(in millions)		Guaranteed Minimum Annual Payments
2023	$	212.7
2024		213.8
2025		205.9
2026		205.8
2027		191.9
2028 and thereafter		435.6
Total minimum payments	$	1,465.7

Under the MTA agreement, which was amended in June 2020 and July 2021 (as amended, the "MTA Agreement"):

- *Deployments*. We must deploy, over a number of years, (i) 5,433 digital advertising screens on subway and train platforms and entrances, (ii) 15,896 smaller-format digital advertising screens on rolling stock, and (iii) 9,283 MTA communications displays, subject to modification as agreed-upon by us and the MTA. We are also obligated to deploy certain additional digital advertising screens and MTA communications displays in subway and train stations and rolling stock that the MTA may build or acquire in the future (collectively, the "New Inventory").

- *Recoupment of Equipment Deployment Costs.* We may retain incremental revenues that exceed an annual base revenue amount for the cost of deploying advertising and communications displays throughout the transit system. As presented in the table below, recoupable MTA equipment deployment costs are recorded as *Prepaid MTA equipment deployment costs* and *Intangible assets* on our Consolidated Statement of Financial Position, and as these costs are recouped from incremental revenues that the MTA would otherwise be entitled to receive, *Prepaid MTA equipment deployment costs* will be reduced. If incremental revenues generated over the term of the agreement are not sufficient to cover all or a portion of the equipment deployment costs, the costs will not be recouped, which could have an adverse effect on our business, financial condition and results of operations. If we do not recoup all costs of deploying advertising and communications screens with respect to the New Inventory by the end of the term of the MTA Agreement, the MTA will be obligated to reimburse us for these costs. Deployment costs in an amount not to exceed $50.7 million, which are deemed authorized before December 31, 2020, will be paid directly by the MTA. For any deployment costs deemed authorized after December 31, 2020, the MTA and the Company will no longer be obligated to directly pay 70% and 30% of the costs, respectively, and these costs will be subject to recoupment in accordance with the MTA Agreement. We did not recoup any equipment deployment costs in 2022 and we do not expect to recoup any equipment deployment costs in 2023.

- *Payments.* We must pay to the MTA the greater of a percentage of revenues or a guaranteed minimum annual payment. Our payment obligations with respect to guaranteed minimum annual payment amounts owed to the MTA resumed on January 1, 2021, in accordance with the terms of the MTA Agreement, and any guaranteed minimum annual payment amounts that would have been paid for the period from April 1, 2020 through December 31, 2020 (less any revenue share amounts actually paid during this period using an increased revenue share percentage of 65%) will instead be added in equal increments to the guaranteed minimum annual payment amounts owed for the period from January 1, 2022, through December 31, 2026. The MTA Agreement also provides that if prior to April 1, 2028 the balance of unrecovered costs of deploying advertising and communications screens throughout the transit system is equal to or less than zero, then in any year following the year in which such recoupment occurs (the "Recoupment Year"), the MTA is entitled to receive an additional payment equal to 2.5% of the annual base revenue amount for such year calculated in accordance with the MTA Agreement, provided that gross revenues in such year (i) were at least equal to the gross revenues generated in the Recoupment Year, and (ii) did not decline by more than 5% from the prior year.

- *Term.* In July 2021, we extended the initial 10-year term of the MTA Agreement to a 13-year initial term. We have the option to extend this initial 13-year term for an additional five-year period at the end of the 13-year initial term, subject to satisfying certain quantitative and qualitative conditions.

During 2022, we had no recoupment from incremental revenues and as of December 31, 2022, $49.1 million has been funded by the MTA. As of December 31, 2022, 14,153 digital displays had been installed, composed of 4,835 digital advertising screens on subway and train platforms and entrances, 5,022 smaller-format digital advertising screens on rolling stock and 4,296 MTA communications displays. In the fourth quarter of 2022, 496 installations occurred, for a total of 3,061 installations occurring in 2022.

(in millions)	Beginning Balance	Deployment Costs Incurred	Recoupment/ MTA Funding	Amortization	Ending Balance
Year Ended December 31, 2022:					
Prepaid MTA equipment deployment costs	$ 279.8	$ 83.4	$ —	$ —	$ 363.2
Other current assets	5.2	0.1	(3.7)	—	1.6
Intangible assets (franchise agreements)	63.0	5.4	—	(6.4)	62.0
Total	$ 348.0	$ 88.9	$ (3.7)	$ (6.4)	$ 426.8
Year Ended December 31, 2021:					
Prepaid MTA equipment deployment costs	$ 204.6	$ 75.2	$ —	$ —	$ 279.8
Other current assets	28.0	6.2	(29.0)	—	5.2
Intangible assets (franchise agreements)	58.4	14.5	—	(9.9)	63.0
Total	$ 291.0	$ 95.9	$ (29.0)	$ (9.9)	$ 348.0

Letters of Credit

We have indemnification obligations with respect to letters of credit and surety bonds primarily used as security against non-performance in the normal course of business. As of December 31, 2022, the outstanding letters of credit were approximately $82.2 million and outstanding surety bonds were approximately $167.9 million, and were not recorded on the Consolidated Statements of Financial Position.

Legal Matters

On an ongoing basis, we are engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, "litigation"). Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in our opinion, none of our current litigation is expected to have a material adverse effect on our results of operations, financial position or cash flows.

Note 19. Segment Information

We currently manage our operations through two operating segments—U.S. Billboard and Transit, which is included in our *U.S. Media* reportable segment, and International. International does not meet the criteria to be a reportable segment and accordingly, is included in *Other*.

The following tables set forth our financial performance by segment. In the third quarter of 2020, we completed the Sports Disposition (see Note 13. *Acquisitions and Dispositions*: *Dispositions* to the Consolidated Financial Statements). Historical operating results for our Sports Marketing operating segment through June 30, 2020, are included in *Other*.

(in millions)	Year Ended December 31,		
	2022	2021	2020
Revenues:			
U.S. Media	$ 1,673.9	$ 1,382.0	$ 1,148.9
Other	98.2	81.9	87.4
Total revenues	$ 1,772.1	$ 1,463.9	$ 1,236.3

We present *Operating income* before *Depreciation*, *Amortization*, *Net gain on dispositions*, *Stock-based compensation*, *Restructuring charges* and an *Impairment charge* ("Adjusted OIBDA") as the primary measure of profit and loss for our operating segments.

(in millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Net income (loss) before allocation to non-controlling interests	$	149.1	$	36.4	$	(60.2)
(Benefit) provision for income taxes		9.4		(3.4)		1.1
Equity in earnings of investee companies, net of tax		(2.8)		(1.4)		0.6
Interest expense, net		131.8		130.4		131.1
Loss on extinguishment of debt		—		6.3		—
Other (income) loss, net		0.2		—		(0.1)
Operating income		287.7		168.3		72.5
Restructuring charges		—		—		5.8
Net (gain) loss on dispositions		0.2		(4.5)		(13.7)
Impairment charge		—		2.5		—
Depreciation and amortization		150.7		145.4		145.8
Stock-based compensation		33.8		28.6		22.9
Total Adjusted OIBDA	$	472.4	$	340.3	$	233.3
Adjusted OIBDA:						
U.S. Media	$	501.2	$	382.9	$	268.9
Other		20.6		10.4		0.4
Corporate		(49.4)		(53.0)		(36.0)
Total Adjusted OIBDA	$	472.4	$	340.3	$	233.3

(in millions)		Year Ended December 31,				
		2022		2021		2020
Operating income (loss):						
U.S. Media	$	363.0	$	248.5	$	132.8
Other		7.9		1.4		(0.4)
Corporate		(83.2)		(81.6)		(59.9)
Total operating income	$	287.7	$	168.3	$	72.5
Net (gain) loss on dispositions:						
U.S. Media	$	0.2	$	(1.5)	$	(1.4)
Other		—		(3.0)		(12.3)
Total (gain) loss on dispositions	$	0.2	$	(4.5)	$	(13.7)
Impairment charge[a]:						
U.S. Media	$	—	$	2.5	$	—
Total impairment charge	$	—	$	2.5	$	—
Depreciation and amortization:						
U.S. Media	$	138.0	$	133.4	$	133.6
Other		12.7		12.0		12.2
Total depreciation and amortization	$	150.7	$	145.4	$	145.8
Capital expenditures:						
U.S. Media	$	85.4	$	69.3	$	50.8
Other		4.4		4.5		2.7
Total capital expenditures	$	89.8	$	73.8	$	53.5

(a) The *Impairment charge* in 2021 relates to an other-than-temporary decline in fair value of a cost-method investment.

(in millions)		As of December 31,				
		2022		2021		2020
Assets:						
U.S. Media	$	5,732.1	$	5,280.7	$	4,977.2
Other		240.4		248.1		249.5
Corporate		17.5		395.9		670.2
Total assets	$	5,990.0	$	5,924.7	$	5,896.9

(in millions)		Year Ended December 31,				
		2022		2021		2020
Revenues[a]:						
United States	$	1,680.2	$	1,385.6	$	1,176.5
Canada		91.9		78.3		59.8
Total revenues	$	1,772.1	$	1,463.9	$	1,236.3

(a) *Revenues* classifications are based on the geography of the advertising.

(in millions)	As of December 31,					
	2022		**2021**		**2020**	
Long-lived assets[a]:						
United States	$	5,391.0	$	4,937.0		4,710.3
Canada		195.8		192.1		196.1
Total long-lived assets	$	5,586.8	$	5,129.1	$	4,906.4

(a) Reflects total assets less current assets, investments and non-current deferred tax assets.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management has carried out an evaluation, under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, as stated in their report which appears in "Item 8. Financial Statements and Supplementary Data."

Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

In designing and evaluating our disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The Company has adopted a Code of Conduct that applies to all executive officers, employees and directors of the Company. In addition, the Company has adopted a Supplemental Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions. Both the Code of Conduct and the Supplemental Code of Ethics are available in the Investor Relations section of our website at www.outfront.com. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the Code of Conduct or the Supplemental Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions, and relates to any element of the definition of code of ethics set forth in Item 406(b) of Regulation S-K, by posting such information on our website at www.outfront.com.

All additional information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) *Financial Statements.* The financial statements filed as part of this Annual Report on Form 10-K are listed in the index to the financial statements, which is included in "Item 8. Financial Statements and Supplementary Data."

(a)(2) *Financial Statement Schedules.* The following financial statement schedules should be read in conjunction with the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data." All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

	Page No.
Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2022, 2021 and 2020.	102
Schedule III - Schedule of Real Estate and Accumulated Depreciation as of December 31, 2022.	103

OUTFRONT Media Inc.

Schedule II—Valuation and Qualifying Accounts

(in millions)

Col. A	Col. B	Col. C			Col. D	Col. E
Description	Balance at Beginning of Period	Balance Acquired through Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts:						
Year ended December 31, 2022	$ 18.5	$ —	$ 4.9	$ 2.0	$ 5.2	$ 20.2
Year ended December 31, 2021	26.3	$ —	(4.0)	0.5	4.3	18.5
Year ended December 31, 2020	12.1	—	20.1	0.1	6.0	26.3
Valuation allowance on deferred tax assets:						
Year ended December 31, 2022	$ 0.4	$ —	$ 11.9	$ —	$ 0.4	$ 11.9
Year ended December 31, 2021	0.4	—	—	—	—	0.4
Year ended December 31, 2020	0.4	—	—	—	—	0.4

OUTFRONT Media Inc.
SCHEDULE III – Schedule of Real Estate and
Accumulated Depreciation
as of December 31, 2022
(in millions)

Description [1]	Encumbrances	Initial Cost Land	Initial Cost Structures and Improvements	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2022 [3] Land	Gross Carrying Amount at December 31, 2022 [3] Structures and Improvements	Total	Accumulated Depreciation	Construction Date	Acquisition Date	Useful Lives
Structures added prior to January 1, 2014											
United States - 38,126 displays	—	(2)	(2)	(2)	$ 80.5	$ 1,490.8	$ 1,571.3	$ (1,235.9)	Various	Various	3 to 20 years
Canada - 4,330 displays	—	(2)	(2)	(2)	1.5	274.0	275.5	(273.5)	Various	Various	3 to 20 years
					$ 82.0	$ 1,764.8	$ 1,846.8	$ (1,509.4)			
Structures added subsequent to January 1, 2014											
United States - 2,869 displays		$ 30.2	$ 230.4	$ (15.3)	$ 30.2	$ 215.1	$ 245.3	$ (8.4)	Various	Various	3 to 20 years
Canada - 399 displays		—	26.6	0.3	—	26.9	26.9	(1.7)	Various	Various	3 to 20 years
		$ 30.2	$ 257.0	$ (15.0)	$ 30.2	$ 242.0	$ 272.2	$ (10.1)			
Total											
United States - 40,995 displays					$ 110.7	$ 1,705.9	$ 1,816.6	$ (1,244.3)	Various	Various	3 to 20 years
Canada - 4,729 displays					1.5	300.9	302.4	(275.2)	Various	Various	3 to 20 years
					$ 112.2	$ 2,006.8	$ 2,119.0	$ (1,519.5)			

_____

(1) No single asset exceeded 5% of the total gross carrying amount as of December 31, 2022.
(2) This information is omitted as it would be impracticable to compile on a site-by-site basis.
(3) Includes sites under construction.

The following table summarizes the activity for the Company's real estate assets, which consist of advertising displays, and the related accumulated depreciation.

		2022		2021		2020
Gross real estate assets:						
Balance at the beginning of the year	$	2,040.3	$	1,993.0	$	1,962.2
New Investments		33.2		28.3		9.0
Redevelopments		50.9		15.3		20.3
Recurring capital expenditures		15.6		12.4		7.6
Purchase price accounting adjustments		—		0.7		—
Land acquisitions		9.7		5.0		—
Additions for construction of / improvements to structures		109.4		61.7		36.9
Assets sold or written-off		(9.0)		(14.6)		(14.8)
Foreign exchange		(21.7)		0.2		8.7
Balance at the end of the year	$	2,119.0	$	2,040.3	$	1,993.0
Accumulated depreciation:						
Balance at the beginning of the year	$	1,490.9	$	1,448.2	$	1,391.3
Depreciation		56.1		56.0		61.6
Assets sold or written-off		(7.5)		(13.5)		(12.8)
Foreign exchange		(20.0)		0.2		8.1
Balance at the end of the year	$	1,519.5	$	1,490.9	$	1,448.2

(a)(3) *Exhibits.* The exhibits filed as part of this Annual Report on Form 10-K are listed on the Exhibit Index immediately following "Item 16. Form 10-K Summary," which is incorporated herein by reference.

Item 16. Form 10-K Summary.

None.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization, dated as of January 15, 2014, by and among CBS Corporation, CBS Outdoor Americas Inc. and CBS Radio Media Corporation (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-11 (File No. 333-189643), filed on January 31, 2014).
2.2	Master Separation Agreement, dated as of April 2, 2014, by and between CBS Outdoor Americas Inc. and CBS Corporation (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on April 2, 2014).
2.3	Membership Interest Purchase Agreement, dated as of July 20, 2014, by and among CBS Outdoor Americas Inc., CBS Outdoor LLC, Van Wagner Communications, LLC, Van Wagner Twelve Holdings, LLC and Richard M. Schaps (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on July 21, 2014).
3.1	Articles of Amendment and Restatement of OUTFRONT Media Inc. effective March 28, 2014, as amended by the Articles of Amendment of OUTFRONT Media Inc. effective November 20, 2014 and June 10, 2019 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on June 10, 2019).
3.2	Amended and Restated Bylaws of OUTFRONT Media Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on December 9, 2022).
3.3	Articles Supplementary of OUTFRONT Media Inc. effective April 20, 2020 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on April 21, 2020).
4.1	Indenture, dated as of June 14, 2019, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas (including the Form of Senior Notes) (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on June 14, 2019).
4.2	Indenture, dated as of November 18, 2019, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas (including the Form of Senior Notes) (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on November 18, 2019).
4.3	Indenture, dated as of May 15, 2020, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas (including the Form of Senior Notes) (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on May 15, 2020).
4.4	Indenture, dated as of January 19, 2021, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas (including the Form of Senior notes) (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on January 19, 2021).
4.5	Description of OUTFRONT Media Inc. Common Stock.
10.1	Advertising License Agreement, entered into December 8, 2017, to be effective as of November 1, 2017, by and between the Metropolitan Transportation Authority and Outfront Media Group LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on December 13, 2017).
10.2	Form of Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).
10.3	Credit Agreement, dated as of January 31, 2014, by and among CBS Outdoor Americas Capital LLC, CBS Outdoor Americas Capital Corporation, the guarantors party thereto, Citibank, N.A. and the other lenders party thereto from time to time (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4 (File No. 333-201197), filed on December 22, 2014).
10.4	Amendment No. 2 to Credit Agreement and Amendment No. 1 to Security Agreement, dated as of March 16, 2017, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto from time to time, to Credit Agreement and to Security Agreement, each dated as of January 31, 2014, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on March 20, 2017).

10.5   Amendment No. 4 to Credit Agreement, dated as of November 17, 2017, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto from time to time, to Credit Agreement, dated as of January 31, 2014, as amended, (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on November 20, 2017).

10.6   Amendment No. 5 to Credit Agreement and Amendment No. 2 to Security Agreement, dated as of November 18, 2019, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto from time to time, to Credit Agreement and to Security Agreement, each dated as of January 31, 2014, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on November 18, 2019).

10.7   Amended and Restated Receivables Purchase Agreement, dated as of July 19, 2019, by and among Outfront Media LLC, Outfront Media Receivables LLC, Outfront Media Receivables TRS, LLC, MUFG Bank, Ltd., the other parties thereto from time to time as purchasers and group agents, and Gotham Funding Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on July 23, 2019).

10.8   Amended and Restated QRS Purchase and Sale Agreement, dated as of July 19, 2019, between Outfront Media LLC and Outfront Media Receivables LLC (including the Form of Subordinated Note) (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on July 23, 2019).

10.9   Amended and Restated Performance Guaranty, dated as of July 19, 2019, between OUTFRONT Media Inc. and MUFG Bank, Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on July 23, 2019).

10.10   TRS Purchase and Sale Agreement, dated as of July 19, 2019, by and among Outfront Media LLC, Outfront Media Receivables TRS, LLC and the originators party thereto (including the Form of Subordinated Note) (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on July 23, 2019).

10.11   Amended and Restated Guaranty, dated as of July 19, 2019, between OUTFRONT Media Inc. and MUFG Bank, Ltd. (incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on July 23, 2019).

10.12   OUTFRONT Media Inc. Amended and Restated Omnibus Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on June 10, 2019).*

10.13   OUTFRONT Media Inc. Amended and Restated Executive Bonus Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, File No. 001-36367).*

10.14   OUTFRONT Media Excess 401(k) Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).*

10.15   Form of Certificate and Terms and Conditions for Performance-Based Restricted Share Units Awards with Time Vesting granted under the OUTFRONT Media Inc. Amended and Restated Omnibus Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, File No. 001-36367).*

10.16   Form of Certificate and Terms and Conditions for Restricted Share Units Awards with Time Vesting granted under the OUTFRONT Media Inc. Amended and Restated Omnibus Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, File No. 001-36367).*

10.17   Form of Certificate and Terms and Conditions for One-Time Performance-Based Restricted Share Units Awards with Time Vesting granted under the OUTFRONT Media Inc. Amended and Restated Omnibus Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, File No. 001-36367).*

10.18   Form of Certificate and Terms and Conditions for One-Time Restricted Share Units Awards with Time Vesting granted under the OUTFRONT Media Inc. Amended and Restated Omnibus Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, File No. 001-36367).*

10.19   Form of Certificate and Terms and Conditions for Restricted Share Units Awards with Time Vesting for Directors granted under the OUTFRONT Media Inc. Amended and Restated Omnibus Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, File No. 001-36367).*

10.20   Summary of Compensation for Outside Directors, effective June 7, 2022 and July 1, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, File No. 001-36367).*

10.21   Employment Agreement with Jodi Senese, dated as of June 6, 2016 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, File No. 001-36367).*

10.22   OUTFRONT Media Inc. Executive Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on December 14, 2015).*

10.23   Form of Participation Agreement under the OUTFRONT Media Inc. Executive Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on December 14, 2015).*

10.24   Employment Agreement with Richard Sauer, dated as of February 24, 2017 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, File No. 001-36367).*

10.25   Employment Agreement with Nancy Tostanoski, dated as of May 5, 2017 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, File No. 001-36367).*

10.26   Employment Agreement with Andrew R. Sriubas, dated as of July 28, 2017 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, File No. 001-36367).*

10.27   Employment Agreement with Jeremy J. Male, dated as of September 18, 2017 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, File No. 001-36367).*

10.28   Employment Agreement with Clive Punter, dated as of December 8, 2017 (incorporated herein by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017, File No. 001-36367).*

10.29   Employment agreement with Matthew Siegel, dated as of May 24, 2018 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on May 24, 2018).*

10.30   Amendment No. 6 to Credit Agreement, dated as of April 15, 2020, by and among Outfront Media Capital LLC, Outfront Media Capital Corporation, the guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto from time to time, to Credit Agreement, dated as of January 31, 2014, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on April 21, 2020).

10.31   Investment Agreement, dated April 16, 2020, by and among OUTFRONT Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on April 21, 2020).

10.32   Registration Rights Agreement, dated April 20, 2020, by and among OUTFRONT Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on April 21, 2020).

10.33   Amendment No. 7, dated as of July 29, 2021, by and between the Metropolitan Transportation Authority and Outfront Media Group LLC, to Advertising License Agreement, entered into December 8, 2017 (effective as of November 1, 2017) (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on August 4, 2021).

10.34	Fourth Omnibus Amendment, dated as of June 1, 2022, by and among OUTFRONT Media Inc., Outfront Media LLC, Outfront Media Receivables LLC, Outfront Media Receivables TRS, LLC, the originators party thereto, MUFG Bank, Ltd., the other parties thereto from time to time as purchasers and group agents, and Gotham Funding Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36367), filed on June 2, 2022).
21.1	List of Subsidiaries of OUTFRONT Media Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K and incorporated herein by reference).
31.1	Certification of the Chief Executive Officer of OUTFRONT Media Inc. pursuant to Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer of OUTFRONT Media Inc. pursuant to Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer of OUTFRONT Media Inc. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002.
32.2	Certification of the Chief Financial Officer of OUTFRONT Media Inc. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Definition Document
101.LAB	Inline XBRL Taxonomy Label Linkbase
101.PRE	Inline XBRL Taxonomy Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

_____

*   Management contracts and compensatory plans and arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2023

OUTFRONT MEDIA INC.

By: /s/ Matthew Siegel

Name: Matthew Siegel

Title: Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Matthew Siegel, Richard H. Sauer and Louis J. Capocasale, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeremy J. Male Jeremy J. Male	Chairman and Chief Executive Officer (Principal Executive Officer)	February 23, 2023
/s/ Matthew Siegel Matthew Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 23, 2023
/s/ Patrick Martin Patrick Martin	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 23, 2023
/s/ Nicolas Brien Nicolas Brien	Director	February 23, 2023
/s/ Angela Courtin Angela Courtin	Director	February 23, 2023
/s/ Manuel A. Diaz Manuel A. Diaz	Director	February 23, 2023
/s/ Michael J. Dominguez Michael J. Dominguez	Director	February 23, 2023
/s/ Peter Mathes Peter Mathes	Director	February 23, 2023
/s/ Susan M. Tolson Susan M. Tolson	Director	February 23, 2023
/s/ Joseph H. Wender Joseph H. Wender	Director	February 23, 2023



Executive Officers

Jeremy J. Male	Chairman and Chief Executive Officer
Matthew Siegel	Executive Vice President, Chief Financial Officer
Clive Punter	Executive Vice President, Chief Revenue Officer
Richard H. Sauer	Executive Vice President, General Counsel
Jodi Senese	Executive Vice President, Chief Marketing Officer
Andrew R. Sriubas	Executive Vice President, Chief Commercial Officer
Nancy Tostanoski	Executive Vice President, Chief Human Resources Officer

Board of Directors

Jeremy J. Male	Chairman and Chief Executive Officer, OUTFRONT Media Inc.
Nicolas Brien	Chief Executive Officer of Enthusiast Gaming Holdings Inc.
Angela Courtin	Vice President of the Americas and Brand Marketing at YouTube
Manuel A. Diaz	Former senior partner at Lydecker Diaz, LLP; Former Mayor of the City of Miami
Michael. J. Dominguez	Managing Director of Providence Equity Partners L.L.C.
Peter Mathes	Former Chairman and Chief Executive Officer of AsianMedia Group LLC
Susan M. Tolson	Former analyst and portfolio manager at Capital Research Company
Joseph H. Wender	Senior Consultant to Goldman Sachs & Co. LLC